2006 Annual Report




PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL


RECD S.E.C.
1086


RECD S.E.C.
APR 1 0 2007
1086


07050643

ANB

ALABAMA NATIONAL BANCORPORATION

CONTENTS

Alabama National BanCorporation is the holding company for twelve bank subsidiaries in Alabama, Florida and Georgia. These banks provide retail, commercial, investment, brokerage, trust, leasing, insurance and residential and commercial mortgage banking services for businesses and individuals.



Letter to our share owners

...it is no accident that we use the term "share owners" rather than the more commonly used "shareholders". We want to make it clear to our existing and potential investors that we view the maximization of long term share owner value as our primary purpose.



John H. Holcomb, III
Chairman of the Board
Chief Executive Officer

We are pleased to share with you this report on your company's performance in 2006. In the pages that follow, you can review a detailed discussion and analysis of the year, but we want to share with you our thoughts on several key areas. For the year, Alabama National reported diluted earnings per share (EPS) of $4.17, up 9.1% from the $3.82 reported in 2005. Net income grew to $79.8 million, up 19.7% from 2005's $66.7 million. Return on average equity was 11.4% for the year, return on average tangible equity[1] was 17.2% and return on average assets was 1.18%. Share owners' equity ("book value") grew to $853.6 million, and tangible book value[1] grew to $522.5 million. Book value per share grew 24.3% to $41.51, and tangible book value per share[1] grew 5.0% to $25.41. In February 2007, we announced a 9.3% increase in our annual dividend rate to $1.64, the twelfth consecutive annual increase since our initial dividend in 1995. Since that 1995 initial payment, our dividend has grown from $0.20 per share to the current 2007 annual rate of $1.64.

As we will discuss further below, asset quality has always been a focus of your management team, and we believe it is fundamental to our long-term success. Non-performing assets were 0.21% of total loans and other real estate at December 31, 2006. The company has a consistent and continuing practice of having no loans accruing interest that are 90 days past due. Our net charge-offs for the year 2006 were $898 thousand, or 0.02% of average loans and leases. Our allowance for loan and lease losses was $68.2 million, or 1.25% of total loans and leases (excluding loans held for sale) and represented 625% of non-performing loans. Superior asset quality is a continuing discipline for our company in all economic environments. Our loan underwriting standards should be consistent through good and bad economic cycles. Our customers and employees should be able to expect consistency in credit standards, and we should make decisions that we believe meet those standards.

We want to address some of our accomplishments during 2006 as well as some areas where we have opportunities to improve. In addition to the 9.1% diluted EPS growth in 2006 over 2005, accomplishments include the following:

Expansion of the company in growing markets: During 2006 we completed two acquisitions that significantly increased our presence in markets of strategic importance to us. In April, we acquired Florida Choice Bank in greater Orlando, followed by the October acquisition of The Peachtree Bank in greater Atlanta. With the addition of these banks to our pre-existing Orlando and Atlanta franchises, we now have assets approaching $1 billion in each of these important and growing markets. More importantly, we added two great teams of enthusiastic and successful bankers to our company. These acquisitions, combined with organic growth, led to our company being 29% larger by asset size at December 31, 2006 than a year earlier. We do not focus on size alone, but we do believe that profitable growth in markets with potential for further growth enhances share owner value.

[1] See page 4 for a reconciliation of these non-GAAP measures.

Continued successful management of credit risk: We mentioned this topic above, but it bears repeating. Throughout our history, credit risk management has consistently been a major strategic focus for this management team. We believe we should be able to lend money and get paid back all of the principal with interest. Our record has not been perfect (and by definition, we therefore have room for improvement), but we believe we have exhibited superior credit loss performance over a sustained period of time. In fact, since January 1, 1996 (when this management team began leading Alabama National), our originally-reported cumulative net charge-offs have totaled seventy-two basis points (0.72%). This equates to an average annual net charge-off of between six and seven basis points. Our goal is to bring this number down to zero, so we still have some work to do, but these results are gratifying nonetheless. If the economy deteriorates, we hope this culture of asset quality excellence will allow us to further outperform the industry in this most important area of risk management.

While we are proud of our accomplishments, we also have a number of challenges and opportunities for improvement in our execution and performance. These include the following:

Net interest margin (NIM) compression: Our net interest margin dropped in 2006, from 3.93% in 2005 to 3.88% in 2006. In addition, the decline increased in the latter half of the year, as our NIM in the last two quarters was 3.81%. While these changes may seem small, every basis point (0.01%) is worth $690 thousand in pre-tax income (or approximately two cents per share after tax) on an earning asset base of $6.9 billion. We hope we will remind ourselves of that number every time we price a loan or deposit relationship.

Core deposit growth: Another important factor in improving our net interest margin is core deposit growth. Just like a manufacturing company, a bank needs raw material. In our case, that raw material is core deposits. Our company has a demonstrated ability to grow its loan portfolio. While we have also been able to increase core deposits, we have typically grown them at a lower rate than our loans. Having a reliable and reasonably-priced source of funding is the single most important factor in our ability to grow our net interest margin, and our success in this area is crucial to our future growth. We are working on ways to better utilize our outstanding base of employees to grow our banking relationships, including core deposits. We are convinced we have the right people located in the right places operating in the right operating structure, so our task is therefore one of execution. This is not an area in which there are any easy or quick fixes, so our focus has to be an every day discipline and will require time to show meaningful improvement.

Fee income growth: We have several opportunities for improvement in our non-interest income business lines, ranging from our fixed income and mortgage businesses to our service charges. We have done some work in these areas and we hope to improve the profit contribution in areas we can influence. While we understand that some of these businesses have inherent volatility due to differing interest rate environments, we need to ensure our operating structure is one that allows us to maximize our return in all environments.

We are proud of our team of employees, and we believe you would be as well. They accomplished a lot in a year of tough conditions for our industry. While we can always find ways in which we can improve, we believe we are blessed with a group of intelligent and motivated bankers in all areas of this company. It is also more than just an ancillary benefit that they are a pleasant group to work with, as such an environment is important in a culture such as ours that rewards performance and discourages big egos.

As in letters in prior years' annual reports, we again want to reiterate the values we hold and reflect how these beliefs and our actions tend to differentiate our company from many other financial institutions.

We believe managers should think from an owner's perspective. ANB's executive management and board hold significant personal ownership in the company. Our subsidiary bank presidents have compensation structures that motivate them to behave as if they own their bank. We believe this owner's perspective is more likely to generate maximum long term value for our share owners. Along these lines, it is no accident that we use the term "share owners" rather than the more commonly used "shareholders". We want to make it clear to our existing and potential investors that we view the maximization of long term share owner value as our primary purpose. As expressed by Warren Buffett, the term "shareholders" implies a more temporary viewpoint than we think appropriate for our management philosophy. We think of each of our share owners as owners, not holders, of a piece of our company.

We believe that a distributed decision-making process is superior to a centralized one. We believe that managers located and operating in their banking markets create a more successful company than one in which senior management tries to make all of the decisions from "headquarters". For this reason, we have multiple bank charters with multiple bank presidents. We provide systems, credit policies, audit and compliance controls and product offerings to these subsidiaries, but our job is to support these banks in achieving their success within their

markets. This structure is unusual for the banking business, as it is inherently less streamlined and cost-efficient than a centralized structure. However, we want our bank presidents and their management teams to feel ownership in their decisions and ownership in their bank's performance, and we believe superior results will follow.

We believe in a candid, straightforward culture that is realistic about our business. We must be realistic and consistent in our assessments of loan quality and collateral values. When a loan experiences difficulties, we need to identify it as a problem and take the appropriate action. Ignoring a problem and hoping it gets better by itself is rarely a successful problem asset strategy in the banking business. To the contrary, a bank that recognizes its mistakes early and works to correct them will have lower loan losses and better asset quality in the long run than one that postpones the recognition of a problem. It is this belief that leads to some of our absolute policies, such as having no loan 90 days past due and still accruing interest. We believe this culture also results in a more effective management of problem loans, as a problem cannot be resolved if it is not acknowledged.

We believe continued and consistent adherence to these fundamental values will result in long-term compounded growth in our earnings per share and, ultimately, in long-term compounded growth in our per share value. We continue to face exciting opportunities and challenges in both our industry and the markets in which we operate. As we attempt to capitalize on these opportunities and challenges, you should know that we do so as owner-managers. Our perspective is that of an owner, a perspective we think makes us better managers. We believe you should demand nothing less from us.

We have shared our priorities with you each year in this letter since the 1995 Annual Report, and we do so again this year. These clearly focused priorities represent our plan for the future:

- Maximize the growth and profitability of our basic business lines.
- Expand our financial products and services to meet the changing marketplace and the needs of our customers.
- Develop additional markets and revenue sources to further utilize our delivery system.
- Integrate more efficient and productive technology systems that exceed our customers' expectations.

Our share owners and customers have placed great confidence in ANB. Thank you for your investment, support, and encouragement in motivating the growth and enhancement of the value of our company.


JOHN H. HOLCOMB, III
Chairman of the Board and Chief Executive Officer


RICHARD MURRAY, IV
President and Chief Operating Officer


WILLIAM E. MATTHEWS, V
Executive Vice President and Chief Financial Officer

RECONCILIATION TABLE
(in thousands except per share data)

Tangible Book Value Reconciliation

	Year ended December 31, 2006	2005
Book value	$853,623	$571,879
Intangible assets	(331,118)	(157,429)
Tangible book value	$522,505	$414,450
Book value per common share	$41.51	$33.40
Effect of intangible assets per share	(16.10)	(9.20)
Tangible book value per share	$25.41	$24.20

Return on Average Tangible Equity Reconciliation

	Year ended December 31, 2006	2005
Average equity	$702,313	$550,494
Average intangible assets	(237,845)	(155,809)
Average tangible equity	$464,468	$394,685
Return on average equity	11.36%	12.11%
Effect of average intangible assets	5.82	4.78
Return on average tangible equity	17.18%	16.89%

CONSOLIDATED FINANCIAL HIGHLIGHTS

Amounts in thousands except ratios and per-share data

Year ended December 31		2006	2005	% Change
Earnings:				
Net interest income		$234,108	$199,847	17.1%
Total non-interest income		78,290	71,723	9.2
Provision for loan and lease losses		5,393	7,615	(29.2)
Non-interest expense		185,194	162,480	14.0
Net income		79,816	66,673	19.7
At December 31:				
Assets		$7,671,274	$5,931,673	29.3%
Earning assets		6,856,309	5,385,824	27.3
Loans and leases, net of unearned income (a)		5,456,136	4,144,095	31.7
Allowance for loan and lease losses		68,246	52,815	29.2
Deposits		5,567,603	4,343,264	28.2
Stockholders' equity		853,623	571,879	49.3
Averages for the year ended December 31:				
Assets		$6,749,978	$5,641,605	19.6%
Earning assets		6,094,337	5,127,029	18.9
Loans and leases, net of unearned income (a)		4,819,534	3,877,979	24.3
Deposits		4,830,209	4,107,451	17.6
Per Common Share:				
Net income (basic)		$4.21	$3.87	8.8%
Net income (diluted)		4.17	3.82	9.1
Book value		41.51	33.40	24.3
Cash dividends declared		1.50	1.35	11.1
Market price:	Close	$68.73	$64.76	
	High	$70.80	$70.49	
	Low	$64.55	$55.51	
Significant ratios for the year ended December 31:				
Return on average assets		1.18%	1.18%	
Return on average equity		11.36	12.11	
Total risk-based capital ratio		10.98	12.10	
Equity to assets (end of period)		11.13	9.64	
Allowance for loan and lease losses to period end loans and leases (a)		1.25	1.27	
Net charge-offs to average loans (a)		0.02	0.04	
Net interest margin		3.84	3.90	
Net interest margin (taxable equivalent)		3.88	3.93	

(a) Excluding loans held for sale.

ANB EXECUTIVE MANAGEMENT



WILLIAM E. MATTHEWS, V, Executive Vice President and Chief Financial Officer; **WILLIAM R. IRELAND, JR.**, Executive Vice President and Chief Risk Management Officer; **DAN M. DAVID**, Vice Chairman; **JOHN H. HOLCOMB, III**, Chairman of the Board and Chief Executive Officer; **RICHARD MURRAY, IV**, President and Chief Operating Officer; **JOHN R. BRAGG**, Executive Vice President, Retail and Banking Operations.


DILUTED EARNINGS PER SHARE
$3.39
$3.82
$4.17
2004
2005
2006


DIVIDENDS DECLARED PER SHARE
$1.25
$1.35
$1.50
2004
2005
2006


REVENUE (a)
(IN THOUSANDS)
$236,037
$271,570
$312,398
2004
2005
2006


LOANS (b)
(IN MILLIONS)
$3,496
$4,144
$5,456
2004
2005
2006

(a) Revenue is defined as the sum of net interest income plus noninterest income.
(b) Year-end loan and lease balances, excluding loans held for sale.

ANB BANK LOCATIONS

Alabama National BanCorporation operates 102* banking offices in the Southeast, ranging from North Alabama to South Florida.



Huntsville
Decatur
Birmingham
Talladega
Atlanta
Dadeville
Tuskegee
Auburn-Opelika
Pensacola
Gulf Shores
Gainesville
Palm Coast
Ormond Beach
Orlando
Vero Beach
Naples

1 First American Bank
35 Locations
Assets: $3.0 billion

2 Indian River National Bank
10 Locations
Assets: $798 million

3 First Gulf Bank, N.A.
12 Locations
Assets: $654 million

4 The Peachtree Bank
4 locations
Assets: $577 million

5 Florida Choice Bank
7 Locations
Assets: $536 million

6 Community Bank of Naples, N.A.
6 Locations
Assets: $429 million

7 Public Bank
8 Locations
Assets: $424 million

8 Georgia State Bank
9 Locations
Assets: $409 million

9 CypressCoquina Bank
5 Locations
Assets: $310 million

10 Millennium Bank
4 Locations
Assets: $190 million

11 Bank of Dadeville
1 Location
Assets: $84 million

12 Alabama Exchange Bank
1 Location
Assets: $81 million

* Banking offices as of March 31, 2007. Assets as of December 31, 2006.

First American Bank

During 2006, First American Bank leveraged the operational and marketing synergies begun with the 2005 merger of affiliate banks in nine Alabama counties. The operating structure post-merger retains local decision-making within each market. "This balance between increased efficiency and unsurpassed customer service helped us build market share in the three rapidly growing markets that our 900 employees serve through 35 branch banks," said James R. "Skip" Thompson, the bank's President and CEO. The Huntsville-Decatur Combined Statistical Area, home of the NASA Marshall Space Flight Center and the U. S. Army's Redstone Arsenal, hosts a broad spectrum of innovative technology, research and computer-related companies. The market also provides an attractive combination of road, rail, air and water transportation options so vital to manufacturers and industries. To the south, the greater Birmingham MSA has evolved into a major medical research center and a regional banking and publishing power.

(continued)

Clockwise: C. Wallace Terry, Morgan County CEO and Mortgage Division CEO; **James R. Thompson, III,** President and CEO; **Eric L. Canada,** Lee County and East Alabama CEO, **Jeffrey L. Hodges,** Limestone County CEO; **W. Evans Quinlivan,** Madison County CEO; **William L. Clark,** President, East Central Alabama; **Robert B. Aland,** Central Alabama CEO.



First American Bank

1927 First Avenue North
Birmingham, AL 35203
205-583-3600
www.first-american.com



Lines of Business: L.C. "Foots" Parnell, III, President, Byars & Company; **Richard H. Pardue,** President and CEO, ANB Insurance Services, Inc.; **Patricia Toro Reid,** Senior Vice President, ANB Leasing Services; **Steven D. Fleming,** President, Mortgage Division; **Norman B. Davis, Jr.,** Executive Vice President; **R. Heath Holdbrooks,** President, Corporate Billing, Inc.



Wealth Management: Matt Ellison, Senior Vice President, Director of Wealth Strategies; **Bradford L. Phelan,** President and CEO, NBC Securities, Inc.; **Joseph T. Keating,** Executive Vice President, Chief Investment Officer and Head of Wealth Management.

Board of Directors

Lucian F. Bloodworth
Cain Manufacturing Co., Inc.
Chairman

Guy S. Clifton
Fairway Investments, LLC.
Vice President

Dan M. David
Alabama National BanCorporation
Vice Chairman of the Board

First American Bank
Vice Chairman of the Board

William Jackson Fite
Fite Building Co., Inc.
President and CEO

John H. Holcomb, III
Alabama National BanCorporation
Chairman of the Board
and Chief Executive Officer

First American Bank
Chairman of the Board

Willie R. Huff
ABI Capital Management, LLC
Chairman of the Board

C. Phillip McWane
McWane, Inc.
Chairman

Richard Murray, IV
Alabama National Bancorporation
President and
Chief Operating Officer

First American Bank
Vice Chairman of the Board

R. W. Orr, Jr.
Petroleum Sales, Inc.
Chairman

G. Ruffner Page, Jr.
McWane, Inc.
President

David Rushing
Clinic for Women
Physician, OB/GYN

William Sexton
Sexton, Incorporated
President and CEO

Gerry E. Shannon
Triad Properties Corporation
Principal

James R. Thompson, III
First American Bank
President and
Chief Executive Officer

Temple W. Tutwiler, III
Tutwiler Investment Company
President

In recent years, biotechnology and information technology along with automobile production have grown rapidly. First American's third major market consists of Lee and adjacent counties, part of the I-85 corridor that is the manufacturing and industrial hub of east Alabama. The area anticipates increased prosperity from high-tech industries spun-off from research conducted at Auburn University.

First American offers a complete portfolio of the highest quality traditional banking products. In addition, the bank markets brokerage and insurance products through wholly-owned subsidiaries, along with leasing, trust and correspondent banking services. First American lives up to its role as the lead bank of Alabama National Bancorporation by making available many of its state-of-the-art bank products to other Alabama National affiliates. The full spectrum of First American's services includes those provided through First American's Wealth Management Division, profiled on the following page, as well as those provided through First American's other lines of business:

Byars and Company is a commercial mortgage banking division involved in the origination and servicing of permanent commercial real estate mortgage loans for various lenders, including life insurance companies and others.

First American's Mortgage Division offers a wide variety of residential mortgage loan options, and its mortgage specialists are committed to finding the best loan and rate for each client's personal needs. Mortgage loan options include Conventional Fixed Rate, Adjustable Rate, Conventional Balloon, Construction/Permanent, FHA, VA and Affordable Housing.

ANB Insurance Services, Inc. represents a carefully selected group of financially sound, reputable insurance companies.

Our professionals are committed to securing the best policy with the best company offering the best coverage at the best price for every business and consumer client.

ANB Leasing Services provides equipment lease financing services to commercial, municipal and not-for-profit entities in the Southeast and Mid-South. ANB Leasing is recognized as a leading provider for lease structuring expertise, competitive rates, and quality customer service.

Corporate Billing, Inc. offers accounts receivable management programs and billing services specifically directed to both the transportation industry and automotive/truck dealerships. CBI services more than 150 clients throughout the Southeastern, Mid-Western, and Mid-Atlantic states and parts of Canada.

Just as the bank's product portfolio must meet diverse financial needs, the bank and its employees contribute considerable time and resources to address the special needs of each community served. "We understand that our success as individuals and as a bank depends on the quality of life in our communities," Thompson said. He added that the availability of affordable housing is a recurring need nationwide, and First American strengthened its ongoing efforts to address this issue in 2006. "We became an institutional investor in the Housing Enterprise of Central Alabama and the Housing Fund of Central Alabama," Thompson said. "We are excited about our role in these organizations, which are committed to significantly increasing the supply of safe, decent, moderately-priced housing."

First American is well positioned to build on its strong 2006 performance. "Our goal is to grow our company by 10 percent earnings growth compounded and continue to expand our market share in all markets," Thompson states.

The Wealth Management Division

The Wealth Management Division of First American Bank is committed to providing a broad range of custom-tailored financial planning, investment management, and trust services to its clients. These personalized services are designed to assist its clients in achieving their long-term financial goals and objectives. First American's wealth management team has built a solid reputation in creating comprehensive wealth management strategies for its clients.

"We begin this comprehensive approach with the understanding that each client's individual goals are different," states Joe Keating. "We take the time to understand those differences. Only after a thorough, consultative analysis do we construct a blueprint for achieving those individual goals. We provide the choices, recommendations and strategies that are consistent with that personalized approach."

First American's comprehensive, consultative approach to wealth management involves four distinct services:

First American Asset Management - The asset management division specializes in managing common stock portfolios of high quality, large cap value companies that pay above average dividends and in managing fixed income securities. First American Asset Management has more than $1 billion in assets under management.

First American Trust Services - People today are beginning to realize that trust and fiduciary services are not just for the wealthy. They understand that certain trusts offer a number of tax and non-tax benefits. In addition, most people want to take a proactive role in determining the distribution of their estate. At First American Trust, we can assure reliable trust and estate settlement services to our clients and their families.

NBC Securities, Inc. - As the investment affiliate of First American, NBC Securities, Inc. provides a wide range of investment, financial and retirement services to individual and institutional clients. More than 18,000 clients have placed nearly $3 billion in investments with NBC Securities, Inc.

Through its **Investment Advisory Services Division,** NBC Securities provides clients with access to premier fee-based asset management programs, including the Professional Asset Management (ProAm) Consulting platform, which are designed to meet clients' investment objectives utilizing a combination of separate account professional money managers, mutual funds, and exchange traded funds targeting a diversified range of asset classes. The Investment Advisory Services Division has nearly $1.2 billion in assets under advisement, including more than $667 million in the ProAm Consulting platform.

First American Financial Planning - At First American, we believe that financial planning is at the heart of achieving one's financial needs and objectives. The financial planning process is designed to educate and inform our clients about their estate, investment management, tax, insurance, education, and retirement planning options. The more informed our clients become, the more control they will have over these important, life-long decisions. Our Financial Planning Team can help clients understand their current situation, establish measurable goals, create a plan to achieve those goals, and then monitor and update their plan on a regular basis.

Indian River National Bank

Indian River National Bank serves customers in Brevard, Indian River and St. Lucie Counties on Central Florida's rapidly growing Atlantic Coast. The 10-office community bank approached the $800 million asset mark in 2006, which bank President and CEO Andy Beindorf attributes to "our full commitment to the needs of customers and our unique brand of one-on-one personal service."

Founded in 1985 by local business people, the bank continues to distinguish itself from larger, less responsive banks through high level community involvement, flexible lending programs, and quick and easy decision making. "Our people demonstrate day-in and day-out that they truly care about the success and satisfaction of customers, their businesses and their families. And the bottom line is we're regarded as the 'bank of choice' by many local businesses and residents" Beindorf states.

The bank's directors and approximately 170 employees hold leadership positions in a myriad of community organizations and take special pride in their support of Habitat for Humanity. "It's rewarding to help low-to-moderate income, hard-working people achieve the American Dream and obtain affordable housing in our market," Beindorf states.

2006 was a year of superlatives for IRNB. The bank was named "Company of the Year", the highest honor conferred by the Indian River County Chamber of Commerce; "Best Bank" by local newspaper readers; and "Best Place to Work" by the Melbourne-Palm Bay Chamber of Commerce for the second year in a row. The bank also received the "Spirit Award" for outstanding employee volunteerism from the United Way, which recognized IRNB for routinely providing local charities and other non-profit organizations with the largest pool of volunteers in the community.

IRNB is poised to open a 3-story, 35,000 sq. ft. headquarters building in mid-2007 in downtown Vero Beach. The bank also plans to open additional offices in St. Lucie County and Indian River County during the next 18 months to accommodate rapid growth in these dynamic markets.


IRNB
INDIAN RIVER NATIONAL BANK

Friends...Neighbors...Bankers™

958 20th Place
Vero Beach, FL 32960
772-569-9200
www.irnb.com

Board of Directors

P. Andrew Beindorf
Indian River National Bank
President and
Chief Executive Officer

William C. Graves, IV
Tetley Groves, Inc.
President

Griffin A. Greene
Greene Citrus
Management, Inc.
President

Indian River National Bank
Chairman of the Board

Robert A. Grice
Bob Grice Insurance
Agency, Inc.
President

Indian River National Bank
Vice Chairman of the Board

John H. Holcomb, III
Alabama National
BanCorporation
Chairman and
Chief Executive Officer

William B. Marine
GCA Trading Company, LLC
President

Redfish Boats, LLC
President

John L Minton
Triple M. Investment Company, Inc.
President

Keith H. Morgan, Jr.
Certified Public Accountant,
Business Advisor

Daniel R. Richey
Riverfront Packing Company, LLC
Chief Executive Officer and
Managing Member

Gulfstream Harvesting, Inc.
President

Mary M. Rogers
The Packers of Indian River, Inc.
Vice Chairman and Secretary

John David Smith
Smith, Todd, McEntee
& Company, LLP
Certified Public Accountant


IRNB

Daniel Bockhorst, Executive Vice President and Senior Lender; **P. Andrew "Andy" Beindorf,** President and CEO; **Phillip Tasker,** Executive Vice President, COO and CFO.

Board of Directors

M. Blaise Adams
First Gulf Bank, N.A.
President

G. Owen Bailey
Infirmary Health System
Executive Vice President

Nathan O. Botts*
Saltmarsh, Cleaveland and Gund, CPA
Shareholder

T. Frank Burt, Jr.
Baldwin County Commission
Vice-Chairman

Donald P. Jehle
jehle-halstead, inc.
President

J. Randle McKinney
Realty Executives MidSouth
Regional Director

W. Douglas Montgomery, Sr.
W. Douglas Montgomery, CPA, P.C.
Principal

Richard P. Morette
Morette Company
President and Chief Executive Officer

Richard Murray, IV
Alabama National BanCorporation
President and Chief Operating Officer

Neal B. Nash
Martine's Corporation
Vice President

Grover C. Robinson, IV
Grover Robinson and Associates, Inc.
President

Robert M. Seaborn, Jr.
First Gulf Bank, N.A.
Chairman of the Board and Chief Executive Officer

Ruben B. Timmons, M.D.
Comprehensive Pain Medicine & Rehabilitation, Inc.
President

James E. Wright
Wright Drugs, Inc.
Retired

John D. Wright
Investments and Real Estate Development

Gregory K. Woodfin, D.M.D
Woodfin Cabassa Orthodontics
President

*advisory member



Karen A. Campbell, Executive Vice President; **Wade J. Bradford,** Executive Vice President; **Robert M. Seaborn, Jr.,** Chairman of the Board & CEO; **Bobby W. Ranger,** Executive Vice President; **M. Blaise Adams,** President.

First Gulf Bank, N.A.

When First Gulf Bank was created in 1997, management recognized that its employees would be the basis for the bank's success. "We believed then and now that taking care of employees translates into taking care of business," states Robert Seaborn, First Gulf Bank's Chairman and CEO. "We wanted employees who looked forward to coming to work and to wearing our bank's logo. We wanted employees to understand why, not just how, we do things and to value the bank's long-term vision above how much money we will make today." The results are impressive. At year-end 2006, the bank's assets topped $650 million and the bank's 200 employees served customers through 12 offices in Baldwin County, Alabama, and Escambia, Santa Rosa and Bay Counties, Florida. Baldwin County ranks among the 100 fastest growing counties in the United States and borders Florida's renowned Emerald Coast, where Escambia, Santa Rosa and Bay counties have become some of the fastest growing vacation and retirement markets in the nation. The area's natural amenities are ideally suited for tourist and real estate ventures and for small business entrepreneurs, and First Gulf's customer base reflects this diversity.

Seaborn expresses pride that the bank's energetic employees and directors take leading roles in the various communities they serve. "Our people are like good friends and family who work well together towards common goals," Seaborn states. He cites as an example that First Gulf's employees have had 100 percent participation in their local United Way campaign for the past 10 years. In addition, First Gulf has created its own foundation to further expand its charitable efforts.

Seaborn sees continued growth ahead, primarily along the I-10 corridor. "We anticipate filling in our market between Baldwin County and Panama City and we will open our 13th office in 2007 to better serve Panama City. As we grow, we will continue looking to our holding company for support when we need it. We rely on their resources and their technical help. We ask them 'how do you do this?' and they are there for us. In turn, they trust us to make good decisions for our market. It's a healthy, mutually beneficial relationship," Seaborn said.


FIRST GULF
Bank

2200 Airport Boulevard
Pensacola, FL 32504
850-478-4004
www.firstgulfbank.com

The Peachtree Bank

The Peachtree Bank affiliated with Alabama National Bancorporation in 2006 and brought with it sound credit quality, a culture of customer service, and a highly successful "rainmaker" philosophy of growth. The $577 million asset bank primarily serves customers in the northeastern suburbs of the vibrant Metropolitan Atlanta Area, where 70 employees operate offices in the Duluth, Dunwoody, Lawrenceville and Roswell communities. "More than half of our bank's customer base consists of small businesses and owner-occupied real estate," states Monty Watson, The Peachtree Bank's President and CEO. "About 35 percent of our business involves construction lending, and the balance is retail."

The bank's management structure is a function of how the bank was put together and has been the catalyst for its rapid growth. "When we want to enter a new market, our first priority is to hire a highly experienced, long-time banker in that market to add to our management team," Watson states. "We call these key people with established, long-lasting customer relationships 'rainmakers,' and we leverage their influence to grow the bank. Brick and mortar come later."

"Customers choose us because we offer an outstanding banking environment, and employees come to us for the same reason," Watson states. "Our employees are the best in our markets and they appreciate the bank's stability in the midst of turmoil caused by frequent bank mergers and new banks entering the market. Add our board's incredible support and our participation in charitable and community causes, and we have a fun and exciting company to work for."

While still in a "newlywed" status with our new holding company, The Peachtree Bank already benefits from the relationship, according to Watson. "Since our affiliation with Alabama National Bancorporation, we've added leasing products, more investment options, commercial mortgage brokerage services, and government contracting," he said.

Watson sees the bank's growth potential exceeding the billion dollar mark in organically grown, not acquired, assets within the next five years. "We will continue growing our franchise one rainmaker at a time." he said.


THE
PEACHTREE
BANK

9570 Medlock Bridge Road
Duluth, GA 30097
770-814-8100
www.thepeachtreebank.com

Board of Directors

Robert D. Cheeley
Cheeley Investments, LLC
Real Estate Investor

Paul D. Donaldson
Donaldson & Associates
President

John H. Holcomb, III
Alabama National BanCorporation
Chairman and
Chief Executive Officer

John J. Howard
Howard Brothers, Inc.
President

The Peachtree Bank
Chairman of the Board

J. Paul Maggard
Maggard Ventures, LLC
President

Richard Murray, IV
Alabama National BanCorporation
President and
Chief Operating Officer

Monty G. Watson
The Peachtree Bank
President and
Chief Executive Officer



Standing: **Jim Olson,** Chief Credit Officer; **Monty Watson,** President and CEO; **Richard Sikes,** President, The Peachtree Bank of Gwinnett; **Bob Cash,** President, The Peachtree Bank of North Fulton.

Sitting: **Kelly Johnson,** Senior Vice President and Chief Financial Officer; **Fran Fuchs,** President, The Peachtree Bank of Dunwoody; **Tammy Kraus,** Senior Vice President, Construction Lending and Development.

Board of Directors

W. Riley Allen
Allen and Murphy, P.A.
President and Senior Partner

Dale E. Bartch
Atex Distributing, Inc.
President

W. Kelly Bowman, MD
Health Central Hospital
Family Medicine

Derek C. Burke
WBQ Design & Engineering, Inc.
President

Jose Camacho
First Lenders Financial Group
Chief Executive Officer

Tom Coletta
Florida Choice Bank
Executive Vice President

John H. Holcomb, III
Alabama National BanCorporation
Chairman of the Board
and Chief Executive Officer
Florida Choice Bank
Chairman of the Board

David Hurley
Advanced Marketing International
President

Stephen LaFreniere
Quest Company
President and
Chief Executive Officer

Eric Martell, Ph.D.
Real Estate Broker

Gordon G. Oldham, III
Central Florida Exports, Inc.
President

Robert L. Purdon, MD, MBA
Florida Hospital Cancer Institute
Waterman
Radiation Oncology

Thomas J. Sanders, MD
Lake Urology Clinic
Urology

John B. Smith
Lake Mechanical Contractors, Inc.
President

Jayson Stringfellow
Real Estate Investor

Randall Strode
Agri-Starts, Inc.
Owner and President

Cynthia Strollo
Strollo Architects, Inc.
Principal

John R. Warren
Florida Choice Bank
President and
Chief Executive Officer

Arnold Wurst
Region South Enterprises, Inc.
President



Steve Jeuck, Senior Vice President and Chief Financial Officer; **John Warren**, President and Chief Executive Officer; **Teague Gilliland**, Executive Vice President and Chief Operations Officer; **Dean Shaheen**, Executive Vice President and Senior Lender.

Florida Choice Bank

When Florida Choice Bank affiliated with Alabama National Bancorporation in the Spring of 2006, Florida Choice President John Warren predicted that the affiliation would prove to be "...a good deal for everyone concerned - customers, employees, management, shareholders and our parent company." Today, Warren's prediction has become reality. "We view our situation today as a 'greatest hits album,' where we enjoy the best characteristics of both smaller and larger banks. You might say we have community bank responsiveness with regional bank horsepower. The result is a strong bottom line performance in terms of earnings growth, return on assets and high credit quality," he states.

Florida Choice has grown to seven offices and 102 employees in Marion, Lake, Orange and Seminole counties in central Florida since the bank was formed in 1999. An eighth office is planned for 2007. The bank's rapid growth in assets reflects the continuing expansion of Central Florida's economy. "About 95 percent of our market is small businesses, which equates to some 50,000 companies with annual revenues of at least $5 million each. It follows that small businesses make up the majority of our customer base, but other banking segments including our consumer base are also growing," Warren states.

The bank's strong service-oriented culture is best nurtured by highly experienced bankers, and Warren expresses pride in how well employees know each other and work together to maximize strengths and overcome weaknesses. "It's unusual to have the depth of experience that we have in a community bank, and it amazes me how our employees have become such passionate and energetic bankers," Warren states.

Warren states the anticipated merger of Florida Choice Bank and Public Bank in June 2007, will enhance the community bank cultures shared by both banks. "We'll continue to need new talent to deliver our ideals as we grow, but we will continue to focus on what got us here, and on what has made us successful. And that is local decision making," Warren said. He added that the bank also will continue using local bankers to determine each community's needs. "Local decisions ensure we support what is truly important in each community. It's just one more way we deliver as a community bank," Warren states.


FLORIDA
CHOICE
BANK

18055 U.S. Highway 441
Mount Dora, FL 32757
352-735-6161
www.floridachoicebank.com

Community Bank of Naples, N.A.

At Community Bank of Naples, 79 dedicated employees embody the philosophy of "Local People Helping Local People" as they meet customers' financial needs through six banking locations in Collier, Lee and Sarasota counties. "When we opened our bank in 1996, we knew that people familiar with our markets could best serve them. We feel that even more strongly today, and we're proving it day by day, neighbor by neighbor," states Community Bank President and CEO Greg Murphy. "Our philosophy is pervasive throughout the bank and sets us apart, which is important in an area where extraordinary growth has attracted the nation's major banking competitors.

"A significant part of our business involves construction and real estate lending, and we're seeing dynamic growth in health care and related industries as well as businesses related to our tourism industry," Murphy states. The bank's employees also are more diversified than ever, with Murphy citing as an example new Hispanic employees added in several branches to serve the growing Hispanic population.

The bank benefits from a loyal senior management team. "I'm proud of our management group's continuity and commitment to our philosophy and to conducting business with humility, character and with highest ethical standards," Murphy said. "Our directors bring us legal, insurance, medical and construction expertise and add value to the bank far beyond their ongoing efforts in new business development."

Community Bank's relationship with its parent company has improved the bank's operational infrastructure, enabling Community Bank to provide such high-tech services as internet banking without the high costs of developing such products locally. "The bottom line is we're part of a company that respects our cultural values, provides us with significant technological know-how, and yet preserves for us the benefits of being fully independent," Murphy states.

Murphy sees a larger, even more diversified bank led by retail growth in the future. "We will expand our presence with new offices to fill in developing areas of our markets and seek more retail deposit relationships. We see dramatic growth within an environment where our philosophy gives us an advantage over larger but less responsive banks."

Community Bank of Naples, N.A.

5150 Tamiami Trail North
Naples, FL 34103
239-649-1500
www.cbnaples.com

Board of Directors

John H. Holcomb, III
Alabama National BanCorporation
Chairman of the Board
and Chief Executive Officer

Community Bank of Naples, N.A.
Chairman of the Board

A. James Meerpohl, A.R.M.
Wells Fargo Insurance Services
Managing Director

William Van Meter
Realtor/Developer

J. Greg Murphy
Community Bank of Naples, N.A.
President and
Chief Executive Officer

Brigid D. Soldavini,
Soldavini Accounting, P.A.
Certified Public Accountant

George Vega
Vega, Brown, Stanley, & Burke
Partner

Kendall L. Wise, M.D.
Physician

Kena Yoke
Island Piling Inc.
Vice President

Le Noir Zaiser
Inovo, Inc.
President



Standing: **Jeff Miller,** Senior Vice President, Retail Banking; **Mark Smith,** Executive Vice President & Senior Lender; **Patrick Philbin,** Executive Vice President & Chief Financial Officer; Seated: **Greg Murphy,** President and CEO.

Board of Directors

Donald B. Bailey
Land Development and Cattle

Jane Geraci
Micheloni Properties, Inc.
President

Grove Fruit Packing Company, Inc.
President

David W. Gwynn, Jr.
HNTB Architects Engineers
Planners
Vice President

John H. Holcomb, III
Alabama National BanCorporation
Chairman of the Board
and Chief Executive Officer

Public Bank
Chairman of the Board

Charles L. Hodgins
Hodgins Home Appliances
Owner

Bob L. Leininger
Cattle and Citrus

H. E. McClain
McClain Financial Group
Owner

Mark I. McLin
Winn Dixie Stores, Inc.
Retail Operations

Jack A. Shoffner
Public Bank
President and
Chief Executive Officer

Wayne M. Turner
Public Bank
Senior Executive Vice President

H. Clay Whaley, Jr.
Illihaw Ranch
Owner

Henry C. Yates
Circle Y Groves
Owner

Circle Y Oil Company, Inc.
Owner



Bill Isern, Executive Vice President and Senior Lender; **Wayne Turner**, Senior Executive Vice President; **Jack Shoffner**, President and CEO; **D. Charles Anderson**, Executive Vice President and CFO.

Public Bank

Public Bank markets a full line of financial services to individuals and businesses in the Metropolitan Orlando area, where the population now tops two million. The bank's 113 employees serve customers through eight full service banks and one loan production office. The bank's diverse customer segments range from real estate to ranching, tourism to trucking, and the emerging simulation industry. "Our directors also reflect this diversity, and when you add to this mix our multi-cultural customer base, we have a truly exciting and fun banking environment," states Jack A. Shoffner, Public Bank's President and CEO.

Shoffner credits the bank's management team with much of the bank's success. "Several key employees have been with the bank since we opened 26 years ago, and most mid-level managers have been with us since the mid 1990s," Shoffner said. "These managers hold leadership roles in various charitable and community-related programs throughout our market. And the charity golf tournament our employees started 12 years ago has proven so successful that we added a second tournament in 2006."

Public Bank also is investing in a bright group of young employees by encouraging their continued financial education. "You might say we're trying to give these future leaders five years of broad experience in two years. We want to expand their horizons because when it's their turn to lead, we want them to be innovative and confident," Shoffner said.

Shoffner sees an exciting year ahead, highlighted by the merger of Public Bank and Florida Choice Bank in June 2007. "Public Bank and Florida Choice Bank are much alike, and combining advertising and operational budgets within our overlapping markets just makes good business sense," Shoffner said. "The merger will expand our combined operations to over 42,000 customers and more than a billion dollars in assets within Central Florida. It will kick up our operations to a higher level and make us even more competitive with both community and regional banks."


Public Bank
Florida

2500 13th Street
St. Cloud, FL 34769
407-892-7137
www.publicbank.org

Georgia State Bank

The banking environment of Northwest Atlanta is a mix of community banks, mega-banks and de novo banks, all competing to share in Atlanta's explosive growth. Within this complex environment, Georgia State Bank depends on one simple rule to guide its 115 employees. "We need a philosophy that new employees can buy into with ease, so we chose the Golden Rule as our operating philosophy," states Ford Thigpen, Georgia State's President and CEO. Thigpen states. "We have followed the Golden Rule in serving our customers for 21 years, and the reward is a valued reputation for exceptional service that sets us apart from and above our competitors."

While Georgia State Bank serves all segments of its market, its niche is small businesses, according to Thigpen. "We serve the businesses and residents of Cobb, Polk, Douglas and Paulding Counties, which make up the Northwest Atlanta corridor," Thigpen states. "Our product portfolio reflects our emphasis on small businesses, and our directors represent a cross section of businesses ranging from real estate and food service to automobile sales and law firms. We have a highly experienced management team that represents a wealth of community banking experience and, along with our directors, hold leadership positions in community and charitable organizations."

Community banking fosters close customer relationships that are difficult to achieve in regionally managed banks, according to Thigpen. "I'd estimate that 70 percent of our bank's customers do not realize they are dealing with part of a $7 billion regional bank holding company. Our relationship with Alabama National Bancorporation is not evident to our customers. They know they're dealing directly with the people who will make the ultimate banking decisions with them. That's what is most important to our customers. From our perspective, our relationship with Alabama National Bancorporation enables us to make larger loans, expand investment services, offer leasing and insurance products, and in general provide services on a larger scale than would be possible without the relationship. We are counting on our relationship to help us keep up with our growing market's financial needs," Thigpen states.


GEORGIA
STATE
BANK

620 Fontaine Road, S.W.
Mableton, GA 30126
770-941-2100
www.geobank.com

Board of Directors

James A. Ashcraft
Mother's Finest Catering
President

W. Ray Barnes
Efficiency Lodge, Inc.
Chairman and President

Thomas J. Browning
Browning and Smith
Attorney

Richard Murray, IV
Alabama National BanCorporation
President and
Chief Operating Officer

Ford Thigpen
Georgia State Bank
President and
Chief Executive Officer

Ken F. Thigpen
Georgia State Bank
Chairman of the Board

Stephen P. Thompson
State of Georgia
Senator

R. Truman Travis
Retails Sales Management



Melinda Abercrombie, Senior Vice President; **Donnie L. Elliott,** Executive Vice President; **Ford Thigpen,** President and Chief Executive Officer; **James S. Smith,** Executive Vice President.

Board of Directors

Robert L. Adams
Adams Cameron and Company
President

Mark O. Blanford
CypressCoquina Bank
Executive Vice President

J. Ronnie Bledsoe
JRB, Inc.
President

Daniel J. Bolerjack,
Bolerjack, Halsema and Bowling, P.A.
Certified Public Accountant, Shareholder

William M. Chanfrau
Chanfrau & Chanfrau
Senior Partner

Lee C. Culler
Cunningham Oil Company, Inc.
President

Joe P. Epton, Jr.
CypressCoquina Bank
Vice Chairman of the Board

John H. Holcomb, III
Alabama National BanCorporation
Chairman of the Board and Chief Executive Officer

CypressCoquina Bank
Chairman of the Board

Dipak D. Jobalia
Venetian Bay of NSB, LLC
Managing Partner

James M. McNab
McNab & McNab
Senior Partner

William J. Voges
Root Company
President and Chief Executive Officer

James E. Weite, Jr.
CypressCoquina Bank
President and Chief Executive Officer

Joe P. Epton, Jr., Vice Chairman of the Board; **James E. Weite, Jr.**, President and CEO; **Mark O. Blanford,** Executive Vice President and Senior Lending Officer.

CypressCoquina Bank

CypressCoquina Bank's 65 employees have a vested interest in the bank's financial performance. "Every employee at CypressCoquina Bank is on some type of incentive plan tied directly to the bank's bottom line," states Jim Weite, CypressCoquina's President and CEO. "And while each of our senior managers has a different expertise, we all work as a team to get new business and put our employees in the position to achieve the performance rewards built into their jobs."

The bank serves customers in Flagler and Volusia Counties on Central Florida's Atlantic Coast, an area attracting a steady increase of retirees and tourists. "We divide our market into three large segments - retirees, families, and businesses," Weite states. "Our director list reads like a "who's who" among our market's business leaders. They extend our marketing efforts and bring us new business opportunities and valuable market intelligence." He adds that the directors join the bank's employees in supporting various charitable and community-related organizations, with a special emphasis placed by the bank on the local United Way campaign.

The bank's product offerings and strategic direction are tied directly to its local focus and decision making. "Our marketing plans are market specific, which would be difficult in a regionally managed bank," Weite says. "At the same time we appreciate the technologically advanced products, operational efficiencies and the sharing of information and ideas available to us through our holding company."

The bank will continue to be recognized as a market leader, according to Weite. He anticipates growth in products as well as bricks and mortar, with one new office scheduled to open in the second quarter of 2007. "We will need this growth to keep pace with our market's continued growth and economic diversity," Weite said.


CYPRESS CB COQUINA
BANK

1020 West Granada Blvd.
Ormond Beach, FL 32174
386-677-6966
www.cypresscoquina.com

Millennium Bank

Millennium Bank isn't satisfied with having customers that are merely content. They want "Raving Fans." "We want people out there raving about us, raving about the quality service they receive at our bank," states Andy Williams, Millennium's President and CEO. The way to do that, according to Williams, is to stay one step ahead of other banks in the growing, competitive markets in North Central Florida. The bank serves customers primarily in the city of Gainesville and in Alachua and Newberry Counties, which makes up the region's cultural, educational and commercial center and is home of The University of Florida. One major market component is healthcare, which includes two major hospitals and the University's medical school, with various bio-technical industries adding to the healthcare mix. Overall, the Alachua County market has more service industry than manufacturing and has less tourism than the coastal cities. Millennium Bank believes that it is well suited to meet the diverse needs of this market. "Our directors' expertise reflects the market, which makes them a significant resource to generate new business and to provide insight into how to do things better," Williams states.

Williams applies the bank's "Raving Fan" philosophy to the bank's employees also. "We want our employees to rave about their jobs at Millennium Bank, and we are challenged to finds new ways to use their extraordinary talent," Williams states. "Mining that talent is vital to achieving the bank's aggressive goals. We want to double our size over the next five years, adding branches, and looking at attractive new markets while attaining the revenue growth and profitability of a truly high-performance bank."

While North Central Florida's economy has attracted many of the largest banks in the nation, Williams views other local banks as Millennium Bank's major competitors. "The beauty of our relationship with the holding company is we have the local autonomy so necessary to compete successfully with other locally-owned banks, but when we need help to handle the bigger transactions, we have the backing of our holding company. It's this combination of local response and holding company strength that's key to our success in this market." Williams sums up the relationship with the holding company: "When we need something, it's there."


Millennium
Bank

4340 Newberry Road
Gainesville, FL 32607
352-335-0999
www.millenniumbank.net

Board of Directors

Judy Boles
Coldwell Banker,
M.M. Parrish Realtors
Realtor

Barry P. Bullard
Barry Bullard General Contractor, Inc.
President

Rory P. Causseaux
Causseaux and Ellington, Inc.
President

Robert O. Dale
Purvis Gray & Company
Certified Public Accountant

Millennium Bank
Chairman of the Board

Harry H. Daugherty
Contractors Supply
Chairman of the Board, Secretary and Treasurer

John H. Holcomb, III
Alabama National BanCorporation
Chairman of the Board and Chief Executive Officer

Steven C. Jones, M.D.
Gainesville Internal Medicine Physicians
Physician/Managing Partner

Brent G. Siegel
Siegel & Hughes, P.A.
Attorney

Darryl J. Tompkins
Law Office of Darryl J. Tompkins
Attorney

G. Andrew Williams
Millennium Bank
President and Chief Executive Officer

Michael Walsh
M. M. Parrish Construction Company
President



Danny Gilliland, Senior Vice President and Senior Lending Officer; **G. Andrew Williams,** President and Chief Executive Officer.

Board of Directors

Jim B. Black
Bank of Dadeville
Vice Chairman of the Board

John R. Bragg
Alabama National BanCorporation
Executive Vice President

Bank of Dadeville
Chairman of the Board

C. Wayne Glasscock
Bank of Dadeville
President and
Chief Executive Officer

Ernest W. Langley
Langley Funeral Home
Owner

Jimmy R. McIntosh
Bank of Dadeville
Vice Chairman of the Board
and Secretary of the Board

Rush McKelvey
McKelvey Chevrolet Corporation
Secretary-Treasurer

Richard Murray, IV
Alabama National BanCorporation
President and
Chief Operating Officer

John P. Oliver, III
Attorney

Colonel Wesley P. Smith
Lyman Ward Military Academy
Retired

Alan J. Swindall, M.D.
Physician



Steve Kerr, Senior Vice President; **Virginia Fuller,** Vice President; **C. Wayne Glasscock,** President and CEO; **Randall McClendon,** Senior Vice President.

Bank of Dadeville

Lake Martin's rapid evolution into one of the Southeast's premiere vacation and retirement destinations foretells a future for the Bank of Dadeville and the people and businesses of Tallapoosa County. "Our market is 'small town USA' six months of the year and a resort community the other six months," states Wayne Glasscock, Bank of Dadeville's President and CEO. The lake, once the largest man-made reservoir in the nation, is stimulating the area's economy to higher levels as more people are attracted to the area's recreational potential and high quality of life, according to Glasscock. "As this transition continues, we will need more social, medical and support systems to serve a significantly larger retirement population. Filling these needs will create new business opportunities throughout the region. And since senior citizens have more disposable income and control larger percentages of wealth, we will see increased opportunities to expand our bank's services for individuals as well as businesses," Glasscock states.

The Bank of Dadeville has served businesses and residents of Tallapoosa and adjacent counties for 70 years. Glasscock credits employee longevity and the resulting high service quality for keeping Bank of Dadeville among the top performing banks in Alabama. "Our employees offer customers extensive banking experience, and we're counting on that experience to take advantage of our market's rapid evolution," Glasscock said. "We take pride in how well our people are adjusting to the changes in our market."

Bank of Dadeville employees take active roles in various charitable, civic and economic development programs and strongly support area schools. The bank is a benefactor of Tallapoosa County schools, a partner with the area's middle school and provides a fund to assist school children throughout the year.

Glasscock says the bank's relationship with Alabama National Bancorporation enables the bank to provide more services at lower cost. "The technology available to us through the holding company wouldn't be practical on our own. The bottom line is our customers receive the benefits from our affiliation," Glasscock states.

BANK of DADEVILLE
242 North Broadnax Street
Dadeville, AL 36853
256-825-4284
www.bank-of-dadeville.com

Alabama Exchange Bank

Alabama Exchange Bank President and CEO Robert Davis distinguishes his Tuskegee-based bank in three words: "We have credibility."

"Our reputation is built on being the best bank in our market for nearly 70 years. We know how to go the extra mile for customers and how to serve all segments of our customer base," Davis states. The bank has earned a dominant market share, a role as pillar of the community, and a high level of prestige for its employees.

The consumer-oriented bank, which has a major emphasis on single family housing, serves customers in Macon and its contiguous counties. This is a unique market, rich in African-American achievements for more than 100 years and the home of prestigious and historic Tuskegee University. The University celebrated its 125th anniversary in 2006. With more than 3,000 students and approximately 900 faculty and support personnel, the university is a key component in the area's economy. This, along with the Tuskegee Airmen National Historic site and museum, drives tourism in the area. Tuskegee's proximity to Montgomery, along with being located on major highway links to Atlanta and Birmingham, further expands the area's economic opportunities.

Average seniority of the bank's 35 employees exceeds 15 years, which reflects the bank's philosophy of treating employees with the same respect and appreciation as customers. "Our staff epitomizes loyalty to the extent they are disappointed when they're not busy," Davis states. "The bank's directors also have long tenures with us, and it's reassuring to have directors and employees joining me in holding major leadership positions throughout our community. We all know that as the community goes, so goes the bank. That's why we're especially proud of our success in seeking out prospective customers from lower economic levels and helping them become contributors to, rather than dependents on, the local economy."


AEB
Alabama Exchange Bank

102 West Rosa Parks Avenue
Tuskegee, AL 36083
334-727-1730
www.alabamaexchangebank.com

Board of Directors

John R. Bragg
Alabama National BanCorporation
Executive Vice President

Alabama Exchange Bank
Chairman of the Board

George H. Clay
Clay and Associates
President

Robert L. Davis
Alabama Exchange Bank
President and
Chief Executive Officer

Fred D. Gray
Gray, Langford, Sapp, McGowan, Gray, & Nathanson
Senior Partner

Richard Murray, IV
Alabama National BanCorporation
President and
Chief Operating Officer

Benjamin Newhouse
North Carolina Central State University
Professor, School of Business



Robert L. Davis,
President and Chief Executive Officer

Board of Directors

W. Ray Barnes
Efficiency Lodge, Inc.
Chairman and President

Ms. Bobby Bradley
Anderson Investments, LLC and
Lewis Properties, LLC
Managing Partner

Dan M. David
Alabama National BanCorporation
Vice Chairman

John V. Denson
Lee County, Alabama
Circuit Judge

Griffin A. Greene
Greene's Citrus Management
President

John H. Holcomb, III
Alabama National BanCorporation
Chairman and
Chief Executive Officer

John D. Johns
Protective Life Corporation
Chairman, President
and Chief Executive Officer

John J. McMahon, Jr.
Ligon Industries, LLC
Chairman

C. Phillip McWane
McWane, Inc.
Chairman

W. Douglas Montgomery, Sr.
W. Douglas Montgomery, CPA, P.C.
Principal

Richard Murray, IV
Alabama National BanCorporation
President and
Chief Operating Officer

C. Lloyd Nix, D.M.D
Dentist, retired

G. Ruffner Page, Jr.
McWane, Inc.
President

John M. Plunk
Alexander, Corder, Plunk & Shelly, P.C.
Partner

W. Stancil Starnes
Of Counsel
Starnes & Atchison, LLP

Brasfield & Gorrie, LLC
President, Corporate Planning
and Administration

W. Edgar Welden
Southeastern Property Management
Chairman

Corporate Officers

John H. Holcomb, III
Chairman and
Chief Executive Officer

Dan M. David
Vice Chairman

Richard Murray, IV
President and
Chief Operating Officer

William E. Matthews, V
Executive Vice President
and Chief Financial Officer

John R. Bragg
Executive Vice President,
Retail Banking and Operations

William R. Ireland, Jr.
Executive Vice President and
Chief Risk Management Officer

Kimberly Moore
Senior Vice President,
Human Resources and
Corporate Secretary

Harry D. Sessamen
Senior Vice President and
Chief Technology Officer

Shelly S. Williams
Senior Vice President and Controller

Samy El-Feraly
Senior Vice President,
Credit Administration

Melanie M. Kandil
Senior Vice President,
Compliance Specialist

Brenda S. Canterbury
Senior Vice President,
Compliance Specialist

Larry J. Waters
Vice President,
Project and Performance Manager

Lowell A. Womack, Jr.
Vice President,
Corporate Accounting Officer

John Wesley Buzbee
Vice President, Security Director

Katherine G. Zito
Vice President, Sales Manager


ANB CORPORATE INFORMATION

Market Makers of the Company's Common Stock

Keefe, Bruyette, & Woods, Inc.
Goldman, Sachs & Co.
Knight Equity Markets, L. P.
Citigroup Global Markets Inc.
Morgan Stanley & Co., Inc.
UBS Securities, LLC
Raymond, James & Associates
Morgan, Keegan & Company
Lehman Brothers Inc.
UBS Securities, LLC
FTN Midwest Securities Corp.
Prudential Equity Group, Inc.
Merrill Lynch, Pierce, Fenner, and Smith
SunTrust Capital Markets Inc.
Adams Harkness, Inc.
Sandler O'Neill & Partners
Sterne, Agee & Leach, Inc.
Susquehanna Capital Group
Legg Mason Wood Walker Inc.
Stanford Group Company
Fig Partners, LLC
Credit Suisse Securities USA
Bear, Stearns and Co., Inc.
Janney Montgomery, LLC
Stifle, Nicolaus & Co.
J.P. Morgan Securities, Inc.
RBC Capital Markets
Bank of America Securities
States Street Brokerage Services

Company Headquarters

1927 First Avenue North
Birmingham, Alabama 35203
205-583-3600

Transfer Agent

Computershare Investor Services
P.O Box 43078
Providence, RI 02940-43078
United States of America
800-568-3476

Independent Auditors

PricewaterhouseCoopers LLP
Birmingham, Alabama

Stock Market Information

The Company's common stock trades on the NASDAQ Stock Market (Global Select Market) under the symbol ALAB

Annual Meeting of Stockholders

The 2007 annual meeting of stockholders will be held at 10:00 a.m. Central Time on Wednesday, May 23, 2007, at the First American Bank Building, 1927 First Avenue North, Birmingham, Alabama. Stockholders of record as of March 30, 2007, are invited to attend this meeting.



The table below sets forth the high and low stock prices on a quarterly basis from January 1, 2004 through December 31, 2006.

		High	Low
2004	1st Quarter	$55.52	$50.14
	2nd Quarter	56.98	50.18
	3rd Quarter	61.89	53.02
	4th Quarter	65.74	58.45
2005	1st Quarter	$65.59	$59.61
	2nd Quarter	66.44	55.51
	3rd Quarter	70.49	62.26
	4th Quarter	68.00	59.35
2006	1st Quarter	$70.26	$64.55
	2nd Quarter	70.80	64.78
	3rd Quarter	70.09	65.48
	4th Quarter	70.00	65.70

The table below sets forth cash dividends declared by the Company for the periods presented.

Date Declared	Record Date	Payment Date	Per-Share Amount
2004			
Feb. 18, 2004	Mar. 15, 2004	Apr. 3, 2004	$0.3125
Apr. 22, 2004	June 15, 2004	July 3, 2004	.3125
Aug. 18, 2004	Sept. 15, 2004	Oct. 3, 2004	.3125
Oct. 20, 2004	Dec. 15, 2004	Jan. 3, 2005	.3125
			$1.25
2005			
Feb. 16, 2005	Mar. 15, 2005	Apr. 3, 2005	$0.3375
Apr. 20, 2005	June 15, 2005	July 3, 2005	.3375
Aug. 17, 2005	Sept. 15, 2005	Oct. 3, 2005	.3375
Oct. 19, 2005	Dec. 15, 2005	Jan. 3, 2006	.3375
			$1.35
2006			
Feb. 22, 2006	Mar. 15, 2006	Apr. 3, 2006	$0.375
May 3, 2006	June 15, 2006	July 3, 2006	.375
Aug. 16, 2006	Sept. 15, 2006	Oct. 3, 2006	.375
Oct. 18, 2006	Dec. 15, 2006	Jan. 3, 2007	.375
			$1.50

On February 21, 2007, the Company declared a quarterly cash dividend of $0.41 per share payable on April 3, 2007, to shareholders of record on March 15, 2007, representing a $1.64 annual dividend rate.

Dividend Reinvestment Program: Alabama National has a Dividend Reinvestment Plan available for share owners holding their shares in certificate form. For more information or enrollment materials, please contact Computershare Investor Services (Alabama National's Transfer Agent), 800-568-3476.

STOCK PERFORMANCE GRAPH

The following graph sets forth the cumulative total stockholder return (assuming reinvestment of dividends) to ANB's stockholders during the period beginning December 31, 2001 and ending on December 31, 2006, compared to an overall stock market index (NASDAQ Composite) and the SNL Bank Index.

Comparison of Five-Year Cumulative Total Shareholder Returns Among ANB, NASDAQ Composite & SNL Bank Index


Total Return Performance
Alabama National BanCorporation
NASDAQ Composite
SNL Bank Index
Index Value
250
225
200
175
150
125
100
75
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

INDEX	Period Ending 12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Alabama National BanCorporation	100.00	132.23	163.58	206.05	210.45	228.29
NASDAQ Composite (1)	100.00	68.76	103.67	113.16	115.57	127.58
SNL Bank Index (1)	100.00	91.69	123.69	138.61	140.50	164.35

(1) SNL Financial LC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 1 0 2007
WASH, D.C.
190
SECTION

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO ________.

COMMISSION FILE NUMBER: 0-25160

ALABAMA NATIONAL BANCORPORATION
(Exact name of registrant as specified in its charter)

Delaware	63-1114426
(State of incorporation)	(IRS employer identification number)
1927 First Avenue North, Birmingham, Alabama	35203-4009
(Address of principal executive offices)	(Zip Code)

205-583-3600
(Registrant's Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $1.00 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant at June 30, 2006 was $1,037,905,370.

As of February 26, 2007 the registrant had outstanding 20,589,849 shares of its common stock.

DOCUMENTS INCORPORATED BY REFERENCE IN THIS FORM 10-K:

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 23, 2007 are incorporated by reference into Part III of this report.

[This Page Intentionally Left Blank.]

TABLE OF CONTENTS

* Portions of the definitive Proxy Statement for the Registrant's Annual Meeting of Stockholders to be held on May 23, 2007 are incorporated by reference into Part III of this Form 10-K.

[This Page Intentionally Left Blank.]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, other periodic reports filed by Alabama National BanCorporation (the "Company" or "Alabama National") under the Securities Exchange Act of 1934, as amended, and any other written or oral statements made by or on behalf of Alabama National, may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which reflect Alabama National's current views with respect to future events and financial performance. Such forward-looking statements are based on general assumptions and are subject to various risks, uncertainties, and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements.

These risks, uncertainties and other factors include, but are not limited to, those risks discussed under "Item 1A.—Risk Factors" and the following:

Some factors are specific to Alabama National, including:

- Alabama National's ability to expand into new markets and to maintain profit margins in the face of pricing pressures.
- Alabama National's ability to keep pace with technological changes.
- Alabama National's ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by Alabama National's customers and potential customers.
- Alabama National's ability to effectively manage interest rate risk and other market risk, credit risk and operational risk.
- Alabama National's ability to manage fluctuations in the value of assets and liabilities so as to maintain sufficient capital and liquidity to support Alabama National's business.
- The ability of Alabama National to achieve the expected operating results related to the acquired operations of recently-completed and future acquisitions (including Florida Choice Bank and The Peachtree Bank), which depends on a variety of factors, including (i) the ability of Alabama National to achieve the anticipated cost savings and revenue enhancements with respect to the acquired operations, (ii) the assimilation of the acquired operations to Alabama National's corporate culture, including the ability to instill Alabama National's credit practices and efficient approach to the acquired operations, (iii) the continued growth of the markets in which Alabama National operates consistent with recent historical experience, and (iv) the absence of material contingencies related to the acquired operations, including asset quality and litigation contingencies.
- The cost and other effects of legal and administrative cases and proceedings, claims, settlements and judgments.

Other factors which may affect Alabama National apply to the financial services industry more generally, including:

- Further easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, may increase competitive pressures.
- Possible changes in interest rates may increase funding costs and reduce earning asset yields, thus reducing margins.
- The threat or occurrence of war or acts of terrorism and the existence or exacerbation of general geopolitical instability and uncertainty.
- Possible changes in consumer and business spending and saving habits could affect Alabama National's ability to increase assets and to attract deposits.
- Possible changes in economic and business conditions that may affect the prevailing interest rates, the prevailing rates of inflation, or the amount of growth, stagnation, or recession in the global, U.S., and southeastern U.S. economies, the value of investments, collectibility of loans and the profitability of business entities.

- Possible changes in monetary and fiscal policies, laws and regulations, and other activities of governments, agencies and similar organizations.

Words such as "believe," "expect," "anticipate," "project" and similar expressions signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of Alabama National. Any such statement speaks only as of the date the statement was made. Alabama National undertakes no obligation to update or revise any forward-looking statements.

PART I

ITEM 1. BUSINESS

Alabama National BanCorporation ("Alabama National" or "the Company") is a Delaware bank holding company with its principal place of business in Birmingham, Alabama, and its main office located at 1927 First Avenue North, Birmingham, Alabama 35203 (Telephone Number: (205) 583-3600). Alabama National is currently the parent of twelve banks (the "Banks"), summarized below.

Bank	Principal Markets	Total Assets at December 31, 2006
1. First American Bank	Birmingham Metropolitan Area, Decatur/ Huntsville/Athens, Talladega, and Auburn/Opelika, Alabama	$2,998,000,000
2. Indian River National Bank	Indian River and Brevard Counties, Florida	$ 797,738,000
3. First Gulf Bank, N.A.	Pensacola and Panama City, Florida and Baldwin County, Alabama	$ 654,227,000
4. The Peachtree Bank	Metropolitan Atlanta, Georgia	$ 576,749,000
5. Florida Choice Bank	Metropolitan Orlando and Ocala, Florida	$ 536,358,000
6. Community Bank of Naples, N.A.	Naples, Florida	$ 428,966,000
7. Public Bank	Metropolitan Orlando and Lake County, Florida	$ 424,008,000
8. Georgia State Bank	Metropolitan Atlanta, Georgia	$ 408,920,000
9. CypressCoquina Bank	Ormond Beach, Florida	$ 310,266,000
10. Millennium Bank	Gainesville, Florida	$ 189,990,000
11. Bank of Dadeville	Dadeville, Alabama	$ 83,607,000
12. Alabama Exchange Bank	Tuskegee, Alabama	$ 80,516,000

In addition, Alabama National is currently the ultimate parent of one securities brokerage firm, NBC Securities, Inc. (Birmingham, Alabama); one receivables factoring company, Corporate Billing, Inc. (Decatur, Alabama); and one insurance agency, ANB Insurance Services, Inc. (headquartered in Birmingham, Alabama). Alabama National also offers commercial brokerage services through a division of First American Bank.

Subsidiary Banks

Alabama National operates through 12 subsidiary Banks which have a total of 102 banking offices and six loan/mortgage origination offices in the states of Alabama, Georgia and Florida. The Banks focus on traditional consumer, residential mortgage, commercial and real estate construction lending, and equipment leasing to customers in their market areas. The Banks also offer a variety of deposit programs to individuals and small businesses and other organizations at interest rates generally consistent with local market conditions.

Alabama National's Wealth Management division offers trust, financial planning, investment management, and securities brokerage services to institutional and individual customers. Trust, financial planning, and investment management services are offered through First American Bank's Trust and Asset Management division. In addition, NBC Securities, Inc. offers investment advisory and securities brokerage services at a number of locations of the Banks. Commercial mortgage services, including the origination of permanent commercial real estate mortgage loans for various lenders, are provided by Byars and Company, a division of First American Bank. Property and casualty insurance services are offered at a number of the locations of the Banks by ANB Insurance Services, Inc., a subsidiary of First American Bank. In addition, the Banks offer individual retirement and KEOGH accounts, safe deposit and night depository facilities and additional services such as the sale of traveler's checks, money orders and cashier's checks.

Lending Activities

General

Through the Banks, Alabama National offers a range of lending services, including real estate, consumer and commercial loans, to individuals and small businesses and other organizations that are located in or conduct a substantial portion of their business in the Banks' market areas. Alabama National's total loans, net of unearned income, at December 31, 2006, were approximately $5.5 billion, or approximately 80% of total earning assets. The interest rates charged on loans vary with the degree of risk, maturity and amount of the loan and are further subject to competitive pressures, money market rates, availability of funds and government regulations. Alabama National has no "foreign loans" (other than approximately $2 million of factored receivables) or loans for "highly leveraged transactions," as such terms are defined by applicable banking regulations.

Loan Portfolio

Real Estate Loans. Loans secured by real estate are the primary component of Alabama National's loan portfolio, constituting approximately $4.6 billion, or 84.1% of total loans, net of unearned income, at December 31, 2006. The Banks originate consumer and commercial related real estate purpose loans. Also, the Banks often take real estate as an additional source of collateral to secure commercial and industrial loans. Such loans are classified as real estate loans rather than commercial and industrial loans if the real estate collateral is considered significant as a secondary source of repayment for the loan. Loans are typically made on a recourse basis supported by financial statements and a review of the repayment ability of the borrower(s) and/or guarantor(s). Origination fees are charged for most real estate secured loans. Furthermore, the Banks have adopted the Interagency Supervisory Real Estate Loan-to-Value Limits issued by the federal regulators as the maximum allowable loan-to-value ratio; however, exceptions are permitted provided justification is supported by sufficient mitigating factors.

Real estate lending activities consist of the following:

- The primary type of residential mortgage loan is the single-family first mortgage, typically structured with fixed or adjustable interest rates, based on market conditions. These loans usually have fixed rates for up to five years, with maturities of 25 to 30 years. Also, the Banks originate home equity lines of credit secured by residential property. These loans are typically made on a variable rate basis with maturities up to 15 years.
- The Banks' commercial real estate term loans accrue at either variable or fixed rates. The variable rates approximate current market rates. Amortizations are typically no more than 25 years with maturity dates generally five years or less.
- Construction and land development loans are typically made on a variable rate basis. Loan terms usually do not exceed twenty-four months.
- The Banks originate residential loans for sale into the secondary market. Such loans are made in accordance with underwriting standards set by the purchaser of the loan, normally as to loan-to-value ratio, interest rate, borrower qualification and documentation. Such loans are generally made under a commitment to purchase from a loan purchaser. The Banks generally collect from the borrower or purchaser a combination of the origination fee, discount points and/or service release fee. During 2006, the Banks sold approximately $665 million in loans to such purchasers.

Consumer Loans. Consumer lending includes installment lending to individuals in the Banks' market areas and generally consists of loans to purchase automobiles and other consumer durable goods. Consumer loans constituted $94.6 million, or 1.7% of Alabama National's loan portfolio, at December 31, 2006. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history and collateral. Consumer rates are both variable and fixed, with terms negotiable. Terms generally range from one to five years depending on the nature and condition of the collateral. Periodic amortization, generally monthly, is typically required.

Commercial and Financial Loans. The Banks make loans for commercial purposes in various lines of business. These loans are typically made on terms up to five years at fixed or variable rates. The loans are secured by various types of collateral including accounts receivable, inventory or, in the case of equipment loans, the financed equipment. The Banks attempt to reduce their credit risk on commercial loans by underwriting the loan based on the borrower's cash flow and its ability to service the debt from earnings, and by limiting the loan-to-value ratio. Historically, the Banks have typically loaned up to 80% on loans secured by accounts receivable, up to 50% on loans secured by inventory, and up to 100% on loans secured by equipment. The Banks also make some unsecured commercial loans and offer equipment leasing. Commercial and financial loans constituted $401.1 million, or 7.3% of Alabama National's loan portfolio, at December 31, 2006. Interest rates are negotiable based upon the borrower's financial condition, credit history, management stability and collateral.

Credit Procedures and Review

Loan Approval. Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectibility.

Alabama National attempts to minimize loan losses through various means and uses standardized underwriting criteria. Alabama National has established a standardized loan policy for all of the Banks that may be modified based on local market conditions. In particular, on larger credits, Alabama National generally relies on the cash flow of a debtor as the source of repayment and secondarily on the value of the underlying collateral. In addition, Alabama National attempts to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral.

Alabama National addresses repayment risks by adhering to internal credit policies and procedures which all of the Banks have adopted. These policies and procedures include officer and customer lending limits, a multi-layered loan approval process for larger loans, documentation examination and follow-up procedures for any exceptions to credit policies. The point in each Bank's loan approval process at which a loan is approved depends on the size of the borrower's credit relationship with such Bank. Each of the lending officers at each of the Banks has the authority to approve loans up to an approved loan authority amount as approved by each Bank's Board of Directors. Loans in excess of the highest loan authority amount at each Bank must be approved by Alabama National's President and Chief Operating Officer or Alabama National's Vice President of Credit Administration. In addition, loans in excess of a particular loan officer's approval authority must be approved by a more senior officer at the particular Bank, the loan committee at such Bank, or both.

Risk Ratings. Loan officers are directly responsible for monitoring the risk in their respective portfolio. On commercial loans, risk grades are assigned by the loan officer for the probability of default and for loss in the event of default following analysis of borrower characteristics and external economic factors. However, on consumer loans, risk grades are determined by a borrower's credit score and personal debt ratio.

Loan Review. Alabama National's Loan Review Department ("LRD"), which is wholly independent of the lending function, serves as a validation of each loan officer's risk monitoring and assigned risk ratings. Alabama National maintains a continuous loan review system for First American Bank, Indian River National Bank, Florida Choice Bank, The Peachtree Bank and First Gulf Bank. For the other Banks, a scheduled review system is in place. LRD's primary function is to provide the Board of Directors of each Bank with a thorough understanding of the credit quality of such Bank's loan portfolio. Other review requirements are in place to provide management with early warning systems for problem loans as well as compliance with stated lending policies. LRD's findings are reported, along with an asset quality review, to the Alabama National Board of Directors at each bi-monthly meeting.

Deposits

The principal sources of funds for the Banks are core deposits, consisting of demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and certificates of deposit. Transaction

accounts include checking and negotiable order of withdrawal (NOW) accounts which customers use for cash management and which provide the Banks with a source of fee income and cross-marketing opportunities, as well as a low-cost source of funds. Time and savings accounts also provide a relatively stable and low-cost source of funding. The largest source of funds for the Banks are certificates of deposit. Certificates of deposit in excess of $100,000 are held primarily by customers in the Banks' market areas. Alabama National does utilize brokered certificate of deposits to supplement its market funding sources when funding needs or pricing warrant the use of wholesale funding.

Deposit rates are reviewed weekly by senior management of each of the Banks. Management at Alabama National believes that the rates the Banks offer are competitive with those offered by other institutions in the Banks' market areas. Alabama National also focuses on customer service to attract and retain deposits.

Investment Services

First American Bank operates an investment department devoted primarily to servicing correspondent banks' investment needs. Services provided by the investment department include the sale of fixed income securities, asset/liability consulting, safekeeping and bond accounting.

Wealth Management Division

The Company's Wealth Management division offers trust, financial planning, investment management, and securities brokerage services to institutional and individual customers. Trust, financial planning, and investment management services are offered through First American Bank's Trust and Asset Management Division. In addition, NBC Securities, Inc. offers investment advisory and securities brokerage services at a number of locations of the Banks. These services include the sale of stocks, bonds, mutual funds, annuities, margin loans, other insurance products and financial advisory services including those provided by outside money managers through separately-managed accounts. As of December 31, 2006, NBC Securities had a total of approximately 76 investment representatives and advisors located in 41 offices in Alabama, Florida, Georgia and Tennessee.

Mortgage Lending Division

Substantially all of the Banks operate mortgage lending divisions that make home loans to individuals located in the markets served by the Banks. The majority of these loans are sold to corporate investors, who also service the loans. In addition to selling traditional residential mortgages, with the 2005 acquisition of Byars and Company, Alabama National now has a commercial mortgage banking operation. Through this division of First American Bank, Alabama National arranges permanent financing with outside investors for commercial real estate transactions. First American Bank earns a fee for this service. Alabama National also services many of the loans for the permanent investors and earns a fee for this service as well.

Insurance Services Division

ANB Insurance Services, Inc., a subsidiary of Alabama National's First American Bank, is a full service independent property and casualty insurance agency headquartered in Birmingham, Alabama. Agents are located at many of the Banks.

Competition

Alabama National encounters strong competition in all of its businesses. The Banks compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in Alabama, Florida, Georgia and elsewhere. Many of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services

that the Banks do not currently provide. In addition, many of Alabama National's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Customers for banking services are generally influenced by convenience, quality of service, personal contacts, prices of services and availability of products. Alabama National believes that its affiliates effectively compete with others banks and financial institutions in their relevant market areas.

Market Areas and Growth Strategy

Alabama National currently conducts business through 45 banking locations in Alabama, 44 banking locations in Florida and 13 banking locations in Georgia. Approximately 99% of the Banks' deposits are in metropolitan statistical areas.

Alabama National intends to pursue expansion into attractive, high growth markets in Florida, Georgia and Alabama through acquisitions of community banks and branch locations and through bank expansions. Since 1995, Alabama National has successfully integrated 13 bank acquisitions and two separate branch acquisitions. Alabama National focuses its acquisition strategy on high quality community banks with proven management teams that view Alabama National as a partner, rather than as an exit strategy. Alabama National's strategy is to maintain the management team of each acquired bank, allowing it to retain its local entrepreneurial identity and decision making, while simultaneously creating efficiencies in the administrative and back office operations of the bank.

In Alabama, Alabama National focuses its operations in three principal market areas: north Alabama (Decatur-Huntsville market); the metropolitan Birmingham area and east central Alabama; and Baldwin County (located on the Gulf Coast between Mobile, Alabama and Pensacola, Florida). In Florida, Alabama National focuses its operations in seven principal market areas: Pensacola and Panama City (located in the Florida panhandle); the Gainesville metropolitan area; the Orlando metropolitan area; Ocala; the coastal Atlantic counties of Indian River and Brevard (including the Port St. Lucie metropolitan area); the Palm Coast / Ormond Beach region; and the Naples and Fort Myers metropolitan areas. In Georgia, Alabama National focuses its operations in the greater-Atlanta counties of Cobb, Douglas, Paulding, Gwinnett and Fulton.

Through First American Bank, Alabama National serves the metropolitan Birmingham market, which includes portions of Jefferson, Shelby and St. Clair Counties. First American Bank also serves Morgan, Limestone and Madison Counties in north Alabama, Talladega County in central Alabama and Lee County in east central Alabama. The Decatur-Huntsville, Alabama market has demonstrated a growing economic base in recent years. First American entered the Lee County market, which includes the communities of Auburn and Opelika, with the 2001 acquisition of Farmers National Bancshares, Inc. Lee County is also one of Alabama's higher growth counties.

Through First Gulf Bank, N.A., Alabama National serves Baldwin County, Alabama, as well as Pensacola and Panama City, Florida. Baldwin County, located between Mobile, Alabama and Pensacola, Florida, has a broad base of economic activity in the retail and service, agriculture, seafood, tourism and manufacturing industries. Baldwin County includes the popular tourism and retirement resort communities of Gulf Shores, Orange Beach and Fairhope. Shelby, Baldwin, Lee and St. Clair Counties have been named in statistical surveys as four of the fastest growing counties in Alabama.

In 1997, Alabama National expanded outside of Alabama with the opening of Citizens & Peoples Bank, N.A. in Escambia County, Florida. In May 2005, Alabama National's First Gulf Bank merged with and into Citizens & Peoples Bank, N.A., which now operates under the name First Gulf Bank, N.A. and serves Pensacola and Panama City, Florida, as well as Baldwin County, Alabama. In 1998, Alabama National further expanded its presence in markets outside of Alabama with two acquisitions in Florida and one in Georgia. Community Bank

of Naples, N.A., located in Collier County, Florida, and Georgia State Bank, located in the greater-Atlanta counties of Cobb, Douglas and Paulding, are located in markets that are among the fastest growing in their respective states. Public Bank is located in the fast-growing greater Orlando area, with offices in Altamonte Springs, Kissimmee and St. Cloud, Florida. In 2001, Alabama National expanded its presence in the greater-Orlando area with the acquisition of Peoples State Bank of Groveland ("Peoples State Bank"), serving customers in the communities of Groveland, Leesburg and Clermont, Florida. Peoples State Bank merged with Public Bank in 2004. In 2003, Alabama National further expanded in Florida with the acquisition of Millennium Bank in Gainesville. Home to the University of Florida, Gainesville has experienced solid economic activity and good population growth.

In 2004, Alabama National completed the acquisitions of two additional Florida banks: Cypress Bank in Palm Coast and Indian River National Bank in Vero Beach. Palm Coast, located in Flagler County, has experienced strong growth in population and bank deposits. Indian River serves the coastal Atlantic counties of Indian River and Brevard through eight locations in Vero Beach, Sebastian, Melbourne, Palm Bay and Rockledge, Florida. In July 2004, Alabama National acquired Coquina Bank of Ormond Beach, Florida. Coquina Bank subsequently merged with Cypress Bank in August 2004 to form CypressCoquina Bank.

In April 2006, Alabama National acquired Florida Choice Bank, with six offices in the greater Orlando, Florida market and one office in Ocala, Florida. In October 2006 Alabama National acquired The Peachtree Bank, with four offices in the north central Atlanta metropolitan area.

The other subsidiary Banks, Alabama Exchange Bank and Bank of Dadeville, are located in non-metropolitan areas. Each of these Banks, while experiencing lower growth due to limited market growth, typically operates at a high level of profitability. As a result, these Banks tend to produce capital for growth in many of the high growth markets served by the other Banks. Alabama National's strategy is to focus on maximization of profitability for these non-metropolitan banks, since market growth has not been as significant.

Due to continuing consolidation within the banking industry, particularly in the Southeastern United States, Alabama National may in the future seek to combine with other banks or thrifts (or their holding companies) that may be of smaller, equal or greater size than Alabama National. Alabama National currently intends to concentrate on acquisitions of additional banks or thrifts (or their holding companies) which operate in attractive market areas in Florida, Georgia and Alabama. In addition to price and terms, the factors considered by Alabama National in determining the desirability of a business acquisition or combination are financial condition, asset quality, earnings potential, quality of management, market area and competitive environment.

In addition to its strategy of expansion through combinations with other banks or thrifts, Alabama National intends to continue to expand organically where possible by growing its existing banks in their respective market areas and nearby attractive markets.

Alabama National continuingly explores expansion into lines of business closely related to banking and will pursue such expansion if it believes such lines could be profitable without causing undue risk to Alabama National. First American Bank operates a commercial leasing division which currently focuses on machinery and equipment leases to business customers. ANB Insurance Services, Inc., Alabama National's full service independent property and casualty insurance agency headquartered in Decatur, Alabama, has agents in most of the markets serviced by the Banks. Alabama National has also expanded its securities brokerage unit, NBC Securities, Inc., by locating investment representatives in offices of several of Alabama National's subsidiary Banks as well as in offices of some correspondent banks. It has also added investment representatives in other non-bank locations when opportunities have arisen. In September 2005, Alabama National entered the commercial mortgage banking business with the acquisition of Byars and Company, now a division of First American Bank. Byars originates and services commercial mortgage loans for life insurance companies and commercial mortgage conduits.

While Alabama National plans to continue its growth as described above, there is no assurance that its efforts will be successful.

Employees

As of December 31, 2006, Alabama National and the Banks together had approximately 1,789 full-time equivalent employees. None of these employees is a party to a collective bargaining agreement. Alabama National considers its relations with its employees to be good.

Supervision and Regulation

Alabama National and the Banks are subject to state and federal banking laws and regulations, which impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of Alabama National and the Banks.

Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and following in 1991 with the Federal Deposit Insurance Corporation Act ("FDICIA"), numerous additional regulatory requirements have been placed on the banking industry, and additional changes have been proposed. The operations of Alabama National and the Banks may be affected by legislative changes and the policies of various regulatory authorities. Alabama National and the Banks are unable to predict the nature or the extent of the effect on its business and earnings that fiscal or monetary policies, economic control or new federal or state legislation may have in the future.

As a registered bank holding company, Alabama National is subject to regulation under the Bank Holding Company Act of 1956, as amended ("BHCA"), and to inspection, examination and supervision by the Federal Reserve. The Banks are subject to supervision and regulation by applicable state and federal banking agencies, including the Federal Reserve, the Office of the Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation (the "FDIC"). The Banks are also subject to various requirements and restrictions under federal and state law, including requirements to maintain allowances against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Banks. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Under the BHCA, Alabama National may not generally engage in activities or acquire more than 5% of any class of voting securities of any company engaged in activities other than banking or activities that are closely related to banking. However, a bank holding company that has elected to be treated as a financial holding company may engage in activities that are financial in nature or incidental or complementary to such financial activities, as determined by the Federal Reserve alone, or together with the Secretary of the Department of the Treasury. Alabama National has not elected financial holding company status. See "*Gramm-Leach-Bliley Act*" beginning on page 12 below.

Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal")

Under Riegle-Neal, bank holding companies from any state may acquire banks located in any other state, subject to certain conditions, including concentration limits. A bank may establish branches across state lines by merging with a bank in another state (unless applicable state law prohibits such interstate mergers), provided that

certain conditions are met. A bank may also establish a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits such interstate de novo branching and certain other conditions are met.

Bank Holding Company Support of Subsidiary Banks

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event that the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. All of the Banks are FDIC-insured depository institutions. Any capital loans by a bank holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Regulatory Capital Requirements

Alabama National is required to comply with the capital adequacy standards established by the Federal Reserve, and the Banks must comply with similar capital adequacy standards established by the OCC, FDIC and the Federal Reserve, as applicable. Failure to meet capital adequacy standards could subject Alabama National or the Banks to a variety of enforcement remedies, including the issuance of a capital directive, the termination of deposit insurance by the FDIC and certain other restrictions on its business. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as such terms are defined under regulations issued by each of the federal banking agencies. In general, the agencies measure capital adequacy within a framework that makes capital requirements sensitive to the risk profiles of individual banking companies. The guidelines define capital as either Tier 1 (primarily common shareholders' equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). Alabama National and the Banks are subject to a minimum Tier 1 capital ratio (Tier 1 capital to risk-weighted assets) of 4%, a total capital ratio (Tier 1 plus Tier 2 to risk-weighted assets) of 8% and a Tier 1 leverage ratio (Tier 1 to average quarterly assets) of 4%. To be considered a "well capitalized" institution, the Tier 1 capital ratio, the total capital ratio and the Tier 1 leverage ratio must equal or exceed 6%, 10% and 5%, respectively.

The Federal Reserve has adopted rules to incorporate market and interest rate risk components into its risk-based capital standards. Under these market risk requirements, capital is allocated to support the amount of market risk related to a financial institution's ongoing trading activities.

Affiliate Transactions

The Banks are subject to Regulation W, which comprehensively implemented statutory restrictions on transactions between a bank and its affiliates. Regulation W combines the Federal Reserve's interpretations and exemptions relating to Sections 23A and 23B of the Federal Reserve Act. Regulation W and Section 23A of the Federal Reserve Act place limits on the amount of loans or extensions of credit to, investments in, or certain other transactions with affiliates, and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. In general, the Banks' "affiliates" are Alabama National and Alabama National's non-bank subsidiaries.

Regulation W and Section 23B of the Federal Reserve Act prohibit, among other things, a bank from engaging in certain transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with non-affiliated companies.

The Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders and their related interests. Such extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment Act ("CRA")

The CRA requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC or the OCC shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Each of the Banks received at least a satisfactory rating in its most recent evaluation.

Dividends

There are various legal and regulatory limits on the extent to which banks may pay dividends or otherwise supply funds to their holding companies. In addition, federal and state regulatory agencies also have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice. The Federal Reserve has indicated generally that it may be an unsafe or unsound practice for bank holding companies to pay dividends unless the bank holding company's net income over the preceding year is sufficient to fund the dividends, and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality and overall financial condition.

In addition to the limitations placed on the payment of dividends at the holding company level, there are various legal and regulatory limits on the extent to which the Banks may pay dividends or otherwise supply funds to Alabama National. The Banks located and chartered in Alabama, Florida and Georgia are subject to the laws and regulations of those states, which place certain restrictions on the payment of dividends. Additionally, the state chartered Banks that are members of the Federal Reserve System are subject to the regulations of the Federal Reserve Board, while Alabama National's national chartered Banks are subject to the regulations of the OCC. Both the Federal Reserve and OCC place certain restrictions on the payment of dividends.

Under Alabama law, a bank may not pay a dividend in excess of 90 percent of its net earnings until the bank's surplus is equal to at least 20 percent of capital. Also, under Alabama law, a bank is required to obtain approval of the Superintendent of Banking prior to the payment of dividends if the total of all dividends declared by the bank in any calendar year will exceed the total of (a) the bank's net earnings (as defined by statute) for the year, plus (b) its retained net earnings for the preceding two years, less any required transfers to surplus. Also, no dividends may be paid from the bank's surplus without the prior written approval of the Superintendent of Banking. All of the Banks that are chartered under Alabama law are subject to these dividends restrictions.

Florida law places similar restrictions on the payment of dividends. Florida chartered banks are subject to regulatory restrictions on the payment of dividends, including a prohibition of payment of dividends from their capital under certain circumstances without the prior approval of the Florida Department of Financial Services. Except with the prior approval of the Department of Financial Services, all dividends of any Florida bank must be paid out of retained net profits from the current period and the previous two years, after deducting expenses, including losses and bad debts. In addition, Florida banks are required to transfer at least 20 percent of their net income to surplus until their surplus equals the amount of paid-in capital.

For Georgia chartered banks, a bank must have approval of the Georgia Department of Banking and Finance to pay cash dividends if, at the time of such payment: (i) the ratio of Tier I capital to adjusted total assets is less than 6 percent; (ii) the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50 percent of its net after-tax profits for the previous calendar year; or (iii) its total classified assets in its most recent regulatory examination exceeded 80 percent of its Tier 1 capital plus its allowance for loan losses, as reflected in the examination.

In addition, the approval of the OCC is required for a national bank to pay dividends in excess of the bank's retained net income for the current year plus retained net income for the preceding two years. Approval of the Federal Reserve Board is required for payment of any dividend by a state chartered bank that is a member of the Federal Reserve System (sometimes referred to as a state member bank), if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory agencies, for that year combined with its retained net profits for the preceding two years. In addition, a state member bank may not pay a dividend in an amount greater than its net profits then on hand.

Federal and state banking regulations applicable to us and our Bank subsidiaries require minimum levels of capital which limit the amounts available for payment of dividends. See "*Regulatory Capital Requirements*" on page 10 above and Note 19 to the Consolidated Financial Statements of Alabama National and Subsidiaries included in this Annual Report on Form 10-K beginning at page F-1.

The inability of the Banks to pay dividends may have an adverse effect on Alabama National.

FDIC Regulation

FDIC regulations require that management report on its responsibility for preparing its institution's financial statements and for establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness.

The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The FDIC recently has proposed changes to its assessment system that are designed to require premium payments by a greater number of banks and other FDIC-insured depository institutions and that also would provide rebates to some institutions. If any of these changes were to take effect, the assessment obligations of the Banks could change.

Gramm-Leach-Bliley Act ("Gramm-Leach-Bliley")

Gramm-Leach-Bliley, which became effective in 2000, permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company by filing a declaration if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed and has at least a satisfactory rating under the CRA. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve. At this time, Alabama National has not registered to become a financial holding company.

Gramm-Leach-Bliley broadly defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking; and activities that the Federal Reserve has determined to be closely related to banking. Gramm-Leach-Bliley also permits the Federal Reserve, in consultation with the Department of the Treasury, to determine that other activities are "financial in nature" and are therefore permissible for financial holding companies. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature (other than insurance underwriting, insurance company portfolio investment, merchant banking, real estate development and real estate investment) through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank at issue has a CRA rating of satisfactory or better. Bank holding companies that have not become financial holding companies are prohibited from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Gramm-Leach-Bliley preserves the role of the Federal Reserve as the umbrella supervisor for holding companies while at the same time incorporating a system of functional regulation designed to take advantage of the strengths of the various federal and state regulators. In particular, Gramm-Leach-Bliley replaces the broad exemption from Securities and Exchange Commission regulation that banks previously enjoyed with more limited exemptions, and it reaffirms that states are the regulators for the insurance activities of all persons, including federally-chartered banks.

Gramm-Leach-Bliley also establishes a minimum federal standard of financial privacy. In general, the applicable regulations issued by the various federal regulatory agencies prohibit affected financial institutions (including banks, insurance agencies and broker/dealers) from sharing information about their customers with non-affiliated third parties unless (i) the financial institution has first provided a privacy notice to the customer; (ii) the financial institution has given the customer an opportunity to opt out of the disclosure; and (iii) the customer has not opted out after being given a reasonable opportunity to do so.

USA Patriot Act

On October 26, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act") was signed into law. The USA Patriot Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA Patriot Act require that regulated financial institutions: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. The USA Patriot Act also expanded the conditions under which funds in a U.S. interbank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations. Failure of a financial institution to comply with the USA Patriot Act's requirements could have serious legal and reputational consequences for the institution.

Other

As a registered broker-dealer and investment advisor, NBC Securities is subject to regulation by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other self-regulatory organizations, which may affect its manner of operation and profitability.

ANB Insurance Services, Inc., a subsidiary of First American Bank, is subject to regulation in the various states and jurisdictions in which it transacts business.

Executive Officers of the Registrant

The executive officers of Alabama National serve at the pleasure of the Board of Directors. Set forth below are the current executive officers of Alabama National and a brief explanation of their principal employment during the last five (5) years.

John H. Holcomb, III—Age 55—Chairman and Chief Executive Officer. Mr. Holcomb has served as Chairman and Chief Executive Officer of Alabama National since 1996. Mr. Holcomb served as Chief Executive Officer of National Bank of Commerce of Birmingham ("NBC") from 1990 to 2005. Effective 2005, Mr. Holcomb began serving as Chairman of the Board of First American Bank.

Dan M. David—Age 61—Vice Chairman. Mr. David has served as Vice Chairman of Alabama National since 1997 when First American Bancorp merged with and into Alabama National. Mr. David also serves as Vice Chairman of First American Bank, a position he has held since 2005. From 1995 to 2005, Mr. David served as Chairman and Chief Executive Officer of First American Bank. Mr. David served as Chairman and Chief Executive Officer of First American Bancorp from 1995 through 1997.

Richard Murray, IV—Age 44—President and Chief Operating Officer. Mr. Murray has served as President and Chief Operating Officer of Alabama National since 2000. Prior to such time, Mr. Murray served as Executive Vice President of Alabama National beginning in 1998. Mr. Murray also serves as Vice Chairman of First American Bank, a position he has held since 2005. Mr. Murray served as Executive Vice President of NBC from 1997 to 2005.

William E. Matthews, V—Age 42—Executive Vice President and Chief Financial Officer. Mr. Matthews has served as Executive Vice President and Chief Financial Officer of Alabama National since 1998. Mr. Matthews also serves as Executive Vice President and Chief Financial Officer of First American Bank, positions he has held since 2005. Mr. Matthews served as Executive Vice President and Chief Financial Officer of NBC from 1998 to 2005. Prior to that date, Mr. Matthews served as Senior Vice President of NBC beginning in 1996.

John R. Bragg—Age 45—Executive Vice President. Mr. Bragg has served as Executive Vice President of Alabama National since 1998. Mr. Bragg also serves as Executive Vice President of First American Bank, a position he has held since 2005. Mr. Bragg served as Executive Vice President of NBC from 1997 to 2005. Mr. Bragg served as Senior Vice President of NBC from 1992 until 1997.

James R. Thompson, III—Age 47—First American Bank's President and Chief Executive Officer. Mr. Thompson has served as President and Chief Executive Officer of First American Bank, the largest subsidiary of Alabama National, since 2005. Prior to that date, Mr. Thompson served as President and Chief Operating Officer of First American Bank beginning in 1994.

Shelly S. Williams—Age 44—Senior Vice President and Controller. Ms. Williams has served as Senior Vice President and Controller of Alabama National since 2000. Ms. Williams also serves as Senior Vice President and Chief Accounting Officer of First American Bank, positions she has held since 2005. Ms. Williams served as Senior Vice President and Controller of NBC from 2000 to 2005. Ms. Williams served as Vice President and Controller of NBC from 1997 through 2000, and as Assistant Vice President and Assistant Controller of NBC from 1996 to 1997.

William R. Ireland, Jr.—Age 49—Executive Vice President and Chief Risk Management Officer. Mr. Ireland has served as Executive Vice President and Chief Risk Management Officer of Alabama National and Executive Vice President of First American Bank since 2005. Mr. Ireland also serves as Loan Review and Compliance Officer of First American Bank, a position he has held since 1990. Mr. Ireland served as Senior Vice President of Alabama National from 1993 through 2005.

Company Website

Alabama National's website address is www.alabamanational.com. The information contained on our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report. Alabama National makes available free of charge through its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material has been filed with or furnished to the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

Making or continuing an investment in securities issued by Alabama National, including our common stock, involves certain risks that you should carefully consider. The risks and uncertainties described below are not the only risks that may have a material adverse effect on Alabama National. Additional risks and uncertainties also could adversely affect our business and our results. If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected, the market price for your securities could decline, and you could lose all or a part of your investment. Further, to the extent that any of the information contained in this Annual Report constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause Alabama National's actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of Alabama National.

We may not be able to maintain our historical growth rate, which may adversely affect our results of operations and financial condition.

We have grown substantially in the past several years from approximately $2.03 billion in total assets at December 31, 1999 (as restated for a 2001 pooling-of-interests transaction) to approximately $7.67 billion in total assets at December 31, 2006. This growth has been achieved through a combination of internal growth and acquisitions. Our future profitability will depend in part on our continued ability to grow. We may not be able to sustain our historical rate of growth or may not be able to grow our business at all in the future. We may also not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for additional acquisitions in the future. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may impede or prohibit our ability to acquire additional bank subsidiaries or open or acquire new branch offices.

We may need to raise additional capital in the future, but that capital may not be available when it is needed or on favorable terms.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources will satisfy our capital requirements for the immediate future. We may, however, need to raise additional capital to support our continued growth or for other capital needs. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Our directors and executive officers own a significant portion of our common stock.

Our directors and executive officers, as a group, beneficially owned approximately 17.6% of our common stock outstanding as of February 26, 2007. As a result of their beneficial ownership, directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

We make and hold in our loan portfolio a significant number of construction loans, which may pose more credit risk than other types of real estate loans.

We offer residential and commercial construction programs for builders and developers, which constituted 34.8% of our loan portfolio as of December 31, 2006. Builder construction loans are considered more risky than other types of real estate loans. While we believe we have established adequate reserves to cover the credit risk associated with our construction loan portfolio, there can be no assurance that losses will not exceed our reserves, which could adversely affect our earnings.

Competition in the banking industry is intense.

Competition in the banking and financial services industry is intense. In their primary market areas, our subsidiary banks compete with other commercial banks, savings and loan associations, credit unions, finance companies, insurance companies, brokerage and investment banking firms and other financial intermediaries that offer similar services, operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than our subsidiary banks and may offer certain services that our subsidiary banks do not or cannot provide. Additionally, some of our non-bank competitors are not subject to the same regulations that govern Alabama National or the Banks and may have greater flexibility in competing for business. Our profitability depends upon the subsidiary banks' continued ability to compete effectively in their market areas.

We operate in a heavily regulated environment.

The banking industry is heavily regulated under both federal and state law. We are subject, in certain respects, to regulation by the Federal Reserve Board, the Federal Depository Insurance Corporation, the Office of the Comptroller of the Currency, the Alabama State Banking Department, the Florida Department of Financial Services and the Georgia State Banking Department. Our success depends not only on competitive factors but also on state and federal regulations affecting banks and bank holding companies. The regulations are primarily intended to protect depositors, not stockholders. The ultimate effect of recent and proposed changes to the regulation of the financial institution industry cannot be predicted. Regulations now affecting us may be modified at any time, and there is no assurance that such modifications, if any, will not adversely affect our business.

Changes in the policies of monetary authorities and other government action could adversely affect our profitability.

Our results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in United States government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist acts and the current military operations in the Middle East, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Alabama National. Furthermore, the actions of the United States government and other governments in responding to such terrorist attacks and the military operations in the Middle East may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Our success depends upon local economic conditions.

Our success depends to a certain extent on the general economic conditions of the geographic markets served by our subsidiary banks in the states of Alabama, Georgia and Florida. The local economic conditions in these areas have a significant impact on the subsidiary banks' commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Adverse changes in the economic conditions of the Southeastern United States in general or any one or more of these local markets could negatively impact the financial results of our banking operations and have a negative effect on our profitability.

A decrease in the market for real estate could harm our revenues and profitability.

A significant percentage of our assets is secured by residential and commercial real estate mortgages. Our financial results may be adversely affected by changes in prevailing economic conditions, particularly decreases in real estate values. Decreases in real estate values could adversely affect the value of property used as collateral for our loans and investments. If poor economic conditions result in decreased demand for real estate loans, our profits may decrease because our alternative investments may earn less income than real estate loans.

We cannot guarantee that we will pay dividends to stockholders in the future.

Our principal business operations are conducted through our subsidiary banks. Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid by the subsidiary banks. The ability of the subsidiary banks to pay dividends, as well as our ability to pay dividends to our stockholders, will continue to be subject to and limited by the results of operations of the subsidiary banks and by certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive than regulatory requirements with respect to our payment of dividends to stockholders. There can be no assurance of whether or when we may pay dividends to our stockholders.

Changes in the allowances for loan and lease losses of our subsidiary banks could affect our profitability.

Management of each of our subsidiary banks maintains an allowance for loan and lease losses based upon, among other things, (1) historical experience, (2) an evaluation of local and national economic conditions, (3) regular reviews of delinquencies and loan portfolio quality, (4) current trends regarding the volume and severity of past due and problem loans, (5) the existence and effect of concentrations of credit, (6) growth rates in the loan portfolio and (7) results of regulatory examinations. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the respective loan portfolios. Although we believe that the allowance for loan and lease losses at each of the subsidiary banks is adequate, there can be no assurance that such allowances will prove sufficient to cover future losses. Future adjustments may be necessary if economic conditions differ or adverse developments arise with respect to nonperforming or performing loans. Material additions to the allowance for loan and lease losses would result in a material decrease in our net income, and possibly our capital, and could result in the inability to pay dividends, among other adverse consequences.

Changes in interest rates could have an adverse effect on our income.

Our profitability depends to a significant extent upon our net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Changes in interest rates could also adversely affect the income of certain of our non-interest income businesses. For example, if mortgage interest rates increase, the demand for residential mortgage loans will likely decrease, and this would have an adverse effect on our gain on the sale of mortgages.

The performance of our investment portfolio is subject to fluctuations due to changes in interest rates and market conditions.

Changes in interest rates can negatively affect the performance of most of our investments. Interest rate volatility can reduce unrealized gains or create unrealized losses in our portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Fluctuations in interest rates affect our returns on, and the market value of, our investment securities.

The fair market value of the securities in our portfolio and the investment income from these securities also fluctuate depending on general economic and market conditions. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations.

Future acquisitions may disrupt our business, dilute stockholder value and adversely affect our operating results.

We may grow by acquiring banks or branches of other banks that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks or branches involves risks commonly associated with acquisitions, including:

- potential exposure to unknown or contingent liabilities of acquired banks;

- exposure to potential asset quality issues of acquired banks;
- difficulty and expense of integrating the operations and personnel of acquired banks;
- potential disruption to our business;
- possible loss of key employees and customers of acquired banks;
- potential short-term decrease in profitability; and
- potential diversion of our management's time and attention.

We continually encounter technological change, and we may have fewer resources than our competition to continue to invest in technological improvements.

The banking and financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that enhance customer convenience, as well as create additional efficiencies in our operations. Many of our competitors have greater resources to invest in technological improvements, and we may not be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Hurricanes could cause a disruption in our operations which could have an adverse impact on the results of operations.

A significant portion of our operations are located in the areas bordering the Gulf of Mexico, a region that is susceptible to hurricanes. Such weather events can cause disruption to our operations and could have a material adverse effect on our overall results of operations. We maintain hurricane insurance including coverage for lost profits and extra expense. However, there is no insurance against the loss of market share that a catastrophic hurricane could produce. Further, a hurricane in any of our market areas could adversely impact the ability of borrowers to timely repay their loans and may adversely impact the value of any collateral held by us.

Substantial sales of our common stock could cause our stock price to fall.

If we or our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales also might make it more difficult for us to raise capital through the sale of common stock or use our common stock as currency in future acquisitions.

Certain state and federal laws and certain provisions in our certificate of incorporation and bylaws may deter potential acquirors and may depress our stock price.

Certain provisions of state and federal law, our certificate of incorporation and our bylaws might have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Under federal law, subject to certain exemptions, a person, entity, or group must notify the federal banking agencies before acquiring 10% or more of the outstanding voting stock of a bank holding company, including our shares. Banking agencies review the acquisition to determine if it will result in a change of control. The banking agencies have 60 days to act on the notice, and take into account several factors, including the resources of the acquiror and the antitrust effects of the acquisition. There also are provisions in our certificate of incorporation and bylaws that may be used to delay or block a takeover attempt. As a result, these statutory provisions and provisions in our certificate of incorporation and bylaws may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders and may make removal of management more difficult.

Securities issued by Alabama National, including our common stock, are not insured deposits.

Securities issued by Alabama National, including our common stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC, the Bank Insurance Fund, or any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of principal.

We may issue additional securities, which could result in dilution of your ownership.

We may determine from time to time to issue additional securities to raise additional capital or finance acquisitions or upon the exercise or conversion of outstanding options. These issuances of our securities will dilute the ownership interests of our stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Alabama National, through the Banks, currently operates 102 banking offices, 6 loan/mortgage origination offices, 5 operations offices and two insurance offices. Of these offices, Alabama National, through the Banks, owns 78 banking offices without encumbrance and leases an additional 24 banking offices and its 6 loan/mortgage origination offices. Of its 5 operations offices, 3 are owned without encumbrance and 2 are leased. ANB Insurance Services, Inc. owns one of its offices without encumbrance, and leases its other office. Alabama National, through First American Bank, leases its principal administrative offices, which are located at 1927 First Avenue North, Birmingham, Alabama. *See* Notes 7 and 10 to the Consolidated Financial Statements of Alabama National and Subsidiaries included in this Annual Report on Form 10-K beginning at page F-1 for additional information regarding Alabama National's premises and equipment.

ITEM 3. LEGAL PROCEEDINGS

Alabama National, in the normal course of business, is subject to various pending and threatened litigation. Although it is not possible to determine at this point in time, based on consultation with legal counsel, management does not anticipate that the ultimate liability, if any, resulting from such litigation will have a material effect on Alabama National's financial condition and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

At February 26, 2007 Alabama National had approximately 2,728 stockholders of record (including shares held in "street" names by nominees who are record holders) and 20,589,849 shares of common stock outstanding. Alabama National's common stock is listed on the Nasdaq Global Select Market under the symbol "ALAB."

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share for Alabama National's common stock on the Nasdaq Global Select Market, and the cash dividends declared per share in each such quarter:

	High	Low	Dividends Declared Per Share
2005			
First Quarter	$65.59	$59.61	$0.3375
Second Quarter	66.44	55.51	0.3375
Third Quarter	70.49	62.26	0.3375
Fourth Quarter	68.00	59.35	0.3375
2006			
First Quarter	$70.26	$64.55	$ 0.375
Second Quarter	70.80	64.78	0.375
Third Quarter	70.09	65.48	0.375
Fourth Quarter	70.00	65.70	0.375

Dividends are paid at the discretion of Alabama National's Board of Directors, based on Alabama National's operating performance and financial position, including earnings, capital and liquidity. Dividends from the subsidiary Banks are Alabama National's primary source of funds for the payment of dividends to its stockholders, and there are various legal and regulatory limits on the extent to which the subsidiary Banks may pay dividends or otherwise supply funds to Alabama National. In addition, federal and state regulatory agencies have the authority to prevent Alabama National from paying a dividend to its stockholders. Thus, while Alabama National intends to continue paying dividends, it can make no assurances that it will be able to or be permitted to do so in the future.

The last reported sales price of Alabama National's common stock as reported on the Nasdaq Global Select Market on February 26, 2007 was $73.71.

ITEM 6. SELECTED FINANCIAL DATA

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(Amounts in thousands, except ratios and per share data)

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Income Statement Data:					
Interest income	$ 433,667	$ 309,260	$ 229,186	$ 178,631	$ 178,147
Interest expense	199,559	109,413	65,934	57,668	65,313
Net interest income	234,108	199,847	163,252	120,963	112,834
Provision for loan and lease losses	5,393	7,615	4,949	5,931	7,956
Net interest income after provision for loan and lease losses	228,715	192,232	158,303	115,032	104,878
Net securities (losses) gains	(1,250)	72	—	46	35
Noninterest income	79,540	71,651	72,785	78,258	61,129
Noninterest expense	185,194	162,480	148,322	131,892	113,605
Income before income taxes	121,811	101,475	82,766	61,444	52,437
Provision for income taxes	41,995	34,802	28,122	20,398	16,735
Net income	$ 79,816	$ 66,673	$ 54,644	$ 41,046	$ 35,702
Balance Sheet Data:					
Total assets	$7,671,274	$5,931,673	$5,315,869	$3,820,112	$3,316,168
Earning assets	6,856,309	5,385,824	4,841,255	3,512,744	3,034,980
Securities	1,265,774	1,136,487	1,200,407	810,227	700,333
Loans held for sale	27,652	14,940	22,313	16,415	51,030
Loans and leases, net of unearned income	5,456,136	4,144,095	3,495,701	2,659,440	2,191,394
Allowance for loan and lease losses	68,246	52,815	46,584	36,562	32,704
Deposits	5,567,603	4,343,264	3,934,723	2,753,749	2,330,395
Short-term debt	161,830	34,700	30,500	41,150	152,100
Long-term debt	402,399	369,246	393,688	332,393	240,065
Stockholders' equity	853,623	571,879	529,543	279,418	234,492
Weighted Average Shares Outstanding—Diluted	19,147	17,445	16,100	12,957	12,683
Per Common Share Data:					
Net income—diluted	$ 4.17	$ 3.82	$ 3.39	$ 3.17	$ 2.81
Book value (period end)	41.51	33.40	31.15	21.76	18.95
Tangible book value (period end) (4)	25.41	24.20	21.99	18.99	17.28
Dividends declared	1.50	1.35	1.25	1.14	1.00
Dividend payout ratio—diluted	35.97%	35.34%	36.87%	35.96%	35.59%
Performance Ratios:					
Return on average assets	1.18%	1.18%	1.13%	1.14%	1.18%
Return on average equity	11.36	12.11	12.15	15.89	16.01
Net interest margin (1)	3.84	3.90	3.71	3.65	4.07
Net interest margin (taxable equivalent) (1)	3.88	3.93	3.74	3.68	4.11
Asset Quality Ratios:					
Allowance for loan and lease losses to period end loans (2)	1.25%	1.27%	1.33%	1.37%	1.49%
Allowance for loan and lease losses to period end nonperforming loans (3)	624.91	819.35	575.75	372.44	318.07
Net charge-offs to average loans and leases (2)	0.02	0.04	0.06	0.13	0.18
Nonperforming assets to period end loans and leases and foreclosed property (2)(3)	0.21	0.17	0.28	0.40	0.59
Capital and Liquidity Ratios:					
Average equity to average assets	10.40%	9.76%	9.29%	7.17%	7.36%
Leverage (4.00% required minimum)	7.95	8.29	8.44	7.73	7.52
Risk-based capital					
Tier 1 (4.00% required minimum)	9.82	10.89	11.49	10.47	10.00
Total (8.00% required minimum)	10.98	12.10	12.74	11.73	11.26
Average loans and leases to average deposits	99.78	94.41	92.30	94.38	96.44

(1) Net interest income divided by average earning assets.
(2) Does not include loans held for sale.
(3) Nonperforming loans and nonperforming assets include loans past due 90 days or more that are still accruing interest. It is Alabama National's policy to place all loans on nonaccrual status when over ninety days past due.
(4) "Tangible book value per share", a financial measure determined other than in accordance with generally accepted accounting principles, is computed by dividing tangible book value by the total number of common shares outstanding. "Tangible book value" equals book value less goodwill and other intangible assets. Management believes that this measure is useful because it provides book value exclusive of goodwill and other intangible assets and because it is a measure used by many investors as part of their analysis of Alabama National. The following table sets forth a reconciliation of book value per share to tangible book value per share:

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Book value (stockholders' equity)	$ 853,623	$ 571,879	$ 529,543	$279,418	$234,492
Deduct: goodwill and other intangible assets	(331,118)	(157,429)	(155,682)	(35,587)	(20,622)
Tangible book value	522,505	414,450	373,861	243,831	213,870
Book value per common share	41.51	33.40	31.15	21.76	18.95
Effect of goodwill and intangible assets per share	(16.10)	(9.20)	(9.16)	(2.77)	(1.67)
Tangible book value per common share	$ 25.41	$ 24.20	$ 21.99	$ 18.99	$ 17.28

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in forward-looking statements. For additional information regarding forward-looking statements, see the section titled "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" on page 1 of this Annual Report.

Basis of Presentation

The following is a discussion and analysis of the consolidated financial condition of Alabama National and results of operations as of the dates and for the periods indicated. All significant intercompany accounts and transactions have been eliminated. The accounting and reporting policies of Alabama National conform with accounting principles generally accepted in the United States of America and with general financial service industry practices.

The historical consolidated financial statements of Alabama National and the "FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA" are derived from the historical Consolidated Financial Statements of Alabama National which are included in this Annual Report beginning on page F-1. This discussion should be read in conjunction with those Consolidated Financial Statements and selected consolidated financial data and the other financial information included in this Annual Report.

Many of the comparisons of financial data from period to period presented in the following discussion have been rounded from actual values reported in the financial statements. The percentage changes presented herein are based on a comparison of the actual values recorded in the financial statements, not the rounded values.

Executive Summary

The purpose of this section is to provide a brief summary overview of 2006. Additional detail about the income statement and balance sheet is provided in the pages following this summary.

Income Statement

Alabama National reported $79.8 million in 2006 net income, a 19.7% increase from 2005, with diluted earnings per share growing 9.1% from $3.82 in 2005 to $4.17 in 2006. Alabama National has two components of revenue—net interest income and noninterest income. The primary reasons for increased net income in 2006 are

the increase in net interest income and the income produced by two additional banks acquired during 2006, Florida Choice Bank and The Peachtree Bank. Strong loan growth during 2006 generated much of the increased net interest income, offset slightly by a decrease in the net interest margin.

Net interest income grew 17.1% to $234.1 million in 2006. The Company experienced a reduction in its net interest spread and in its net interest margin during 2006 of 0.21% and 0.06%, respectively. Alabama National experienced some margin compression beginning in the second quarter of 2006, with a flat to inverted yield curve negatively impacting its lending and investing margin. As short term rates rose without a corresponding increase in long term rates, the spread between the rate earned on loans, investments, and other earning assets and the rate paid on deposits and other interest-bearing liabilities contracted. Alabama National's loan portfolio (excluding loans held for sale) grew by $1.31 billion, or 31.7%, during 2006. A significant portion of this growth was attributable to the two banks that the Company acquired during the year. Because loans are typically the Company's highest yielding asset, this loan growth aided net interest income growth.

Noninterest income in 2006 increased by $6.6 million, or 9.2%, from 2005 levels. This category of income includes residential and commercial mortgage banking, wealth management services, investment services, insurance services, and service charges and other fees associated with traditional retail and commercial banking. The increase in noninterest income was led by wealth management (increase of $2.7 million, or 14.0%), commercial mortgage banking income ($1.8 million increase, or 334.5%), bank-owned life insurance ($0.8 million increase, or 25.8%), and insurance commissions ($0.5 million, or 14.0%). The largest increase in noninterest income was in the "other noninterest income" category, which includes debit and credit card income, letter of credit fees, gains on early extinguishment of borrowings, ATM fees and other types of noninterest income. Areas of declining noninterest income included service charges (down 2.7%, or $0.4 million) and residential mortgage gains on sale ($1.5 million decrease, or 12.2%). The wealth management division continues to experience growth in numbers of customers and client assets, both of which generally lead to increased revenue. The Company entered the commercial mortgage banking business in September 2005, so the 2006 increase in this area was primarily due to 2006 being the first full year of results for this business. In the other noninterest income area, credit and debit card income continues to grow from an increase in customers as well as increased use by existing customers. Residential mortgage activity declined in 2006 from prior year levels due to a general reduction in residential housing activity in the Company's markets.

On the expense side, Alabama National's noninterest expenses grew $22.8 million, or 14.0%, during 2006 as compared with 2005. The largest increase in noninterest expense was in salaries and employee benefits, which grew $11.4 million, or 13.3%. Occupancy and equipment expense grew by $3.0 million, or 17.0%. Increases in both of these areas are partially attributable to the Company's growth and acquisitions, as new banks and new locations lead to increased staffing and occupancy expenses. The Company's performance-based incentive compensation expense shrank in 2006, somewhat offsetting the increase in salary and employee benefits. Other operating expenses, which category includes such expenses as advertising, supplies and printing, and communication expenses, increased $4.2 million, or 10.2%, during 2006 as compared with 2005. Commission-based compensation expenses increased $2.5 million (16.2%) due to the increase in commission-based revenue.

Balance Sheet

Alabama National's total assets grew $1.74 billion, or 29.3%, during 2006. This growth was due to a combination of normal growth in the Company's subsidiary banks as well as the acquisition of two banks, Florida Choice Bank and The Peachtree Bank, during 2006. Florida Choice Bank and The Peachtree Bank had assets of approximately $449.4 million and $578.9 million, respectively, at the time of their acquisition. The largest asset growth in 2006 was in loans, which grew $1.31 billion, or 31.7%, over 2005 levels. Securities also grew $130 million, or 11.4%. Deposits grew $1.22 billion (28.2%) during 2006.

Asset Quality

Alabama National reported 2006 net charge-offs of $0.9 million, or 0.02% of average loans and leases, down from 2005's $1.4 million (0.04% of average loans and leases). Nonperforming assets at December 31, 2006 were

$11.7 million (0.21% of period end loans and leases and foreclosed property), up from $7.1 million (0.17% of period end loans and leases and foreclosed property) at year end 2005. Potential problem loans increased to $29.6 million at December 31, 2006 from $24.5 million at December 31, 2005. Alabama National's provision for loan and lease losses declined from $7.6 million in 2005 to $5.4 million in 2006. This decrease was due largely to credit quality measures and the reduced losses during the year. As a result of loan growth, net charge-offs and the provision for loan and lease losses, Alabama National's allowance for loan and lease losses as a percentage of period-end loans and leases declined to 1.25% at December 31, 2006 from 1.27% at December 31, 2005.

Selected Bank Financial Data

Alabama National's success is dependent upon the financial performance of its subsidiary banks (the "Banks"). Alabama National, with input from the management of each Bank, establishes operating goals for each Bank. The following tables summarize selected financial information for 2006 and 2005 for each of the Banks. Florida Choice Bank was acquired in April 2006, and The Peachtree Bank was acquired in October 2006. Only the operating activity since the date of acquisition of each these acquired banks is included in Alabama National's results of operations.

SELECTED BANK FINANCIAL DATA
(Amounts in thousands, except ratios)

	December 31, 2006											
	Alabama Exchange Bank	Bank of Dadeville	First American Bank	First Gulf Bank, N.A.	Indian River National Bank	Public Bank	Georgia State Bank	Community Bank of Naples, N.A.	Millennium Bank	Cypress Coquina Bank	Florida Choice Bank	The Peachtree Bank
Summary of Operations:												
Interest income	$ 4,297	$ 4,669	$ 188,183	$ 41,741	$ 46,856	$ 27,241	$ 26,686	$ 26,769	$ 10,775	$ 18,716	$ 30,196	$ 11,898
Interest expense	946	1,559	94,014	20,311	19,356	10,962	11,715	11,155	4,695	5,752	12,343	4,841
Net interest income	3,351	3,110	94,169	21,430	27,500	16,279	14,971	15,614	6,080	12,964	17,853	7,057
Provision for loan and lease losses	120	10	1,645	660	445	160	610	265	207	60	1,150	61
Noninterest income	797	837	57,252	5,724	4,929	2,574	3,908	1,743	950	1,128	908	347
Noninterest expense	2,359	1,687	96,813	15,530	17,554	8,340	9,546	7,099	4,529	6,443	9,370	2,516
Net income	1,157	1,681	35,605	7,006	9,632	6,477	5,776	6,226	1,415	4,737	5,204	3,017
Balance Sheet Highlights:												
At Period-End:												
Total assets	$80,516	$83,607	$2,998,259	$654,227	$797,738	$424,008	$408,920	$428,966	$189,990	$310,266	$536,358	$576,749
Securities	34,738	32,727	517,180	66,476	251,220	74,610	85,132	47,983	25,000	41,476	35,458	53,247
Loans and leases, net of unearned income	36,593	42,205	2,103,416	534,289	502,870	319,157	295,058	339,798	138,944	218,684	458,711	465,951
Allowance for loan and lease losses	819	625	25,947	6,488	6,116	3,889	3,622	4,248	1,688	2,668	6,217	5,919
Deposits	68,408	66,658	2,023,260	505,881	623,098	320,081	292,924	329,431	133,205	234,988	448,234	525,262
Short-term debt	5,000	5,000	44,000	15,000	7,530	25,000	5,000	23,000	7,500	—	9,000	—
Long-term debt	—	—	120,000	64,000	77,161	17,000	30,000	22,000	—	—	8,817	—
Stockholders' equity	6,329	5,870	241,802	48,019	59,288	34,755	32,658	35,240	28,746	50,001	55,783	45,094
Performance Ratios:												
Return on average assets	1.41%	2.06%	1.24%	1.13%	1.25%	1.60%	1.44%	1.58%	0.79%	1.55%	1.33%	2.04%
Return on average equity	18.13	28.09	14.45	15.79	15.00	19.46	18.47	18.89	4.97	9.69	13.47	33.10
Net interest margin	4.44	4.12	3.53	3.71	3.73	4.29	4.02	4.22	3.89	5.01	4.92	4.96
Capital and Liquidity Ratios:												
Average equity to average assets	7.79%	7.33%	8.59%	7.15%	8.31%	8.23%	7.79%	8.36%	15.83%	15.97%	9.90%	6.17%
Leverage (4.00% required minimum)	8.02	7.31	7.84	7.58	7.36	8.52	7.79	8.59	7.51	9.58	9.21	7.46
Risk-based capital												
Tier 1 (4.00% required minimum)	16.41	13.79	10.07	9.10	10.60	10.52	10.47	10.53	9.36	10.74	9.28	8.17
Total (8.00% required minimum)	17.67	15.04	11.21	10.30	11.72	11.66	11.62	11.78	10.58	11.80	10.48	9.32
Average loans and leases to average deposits	77.43	78.67	123.92	118.27	108.22	113.67	112.77	134.34	123.06	106.91	121.20	98.81

SELECTED BANK FINANCIAL DATA
(Amounts in thousands, except ratios)

	December 31, 2005									
	Alabama Exchange Bank	Bank of Dadeville	First American Bank	First Gulf Bank, N.A.	Indian River National Bank	Public Bank	Georgia State Bank	Community Bank of Naples, N.A.	Millennium Bank	Cypress Coquina Bank
Summary of Operations:										
Interest income	$ 4,143	$ 4,248	$ 147,806	$ 29,909	$ 38,640	$ 21,193	$ 21,179	$ 20,357	$ 8,348	$ 15,744
Interest expense	744	1,029	57,994	10,098	11,394	6,147	7,951	6,159	2,665	3,780
Net interest income	3,399	3,219	89,812	19,811	27,246	15,046	13,228	14,198	5,683	11,964
Provision for loan and lease losses	235	—	2,530	1,380	1,005	385	845	882	233	120
Noninterest income	805	777	50,890	5,863	4,948	3,038	3,708	1,736	1,260	1,104
Noninterest expense	2,322	1,690	86,393	13,721	17,625	8,229	8,758	6,268	4,434	6,206
Net income	1,116	1,677	34,517	6,736	9,051	5,933	4,898	5,446	1,405	4,208
Balance Sheet Highlights:										
At Period-End:										
Total assets	$82,612	$78,080	$2,779,982	$586,199	$752,914	$382,850	$379,005	$385,371	$168,682	$296,889
Securities	33,857	30,779	493,578	63,892	261,002	65,674	86,936	34,050	26,643	39,787
Loans and leases, net of unearned income	38,140	39,494	1,982,360	468,331	448,705	285,068	258,928	306,767	116,379	199,348
Allowance for loan and lease losses	712	656	24,947	5,826	5,694	3,718	3,239	3,991	1,454	2,578
Deposits	70,874	66,509	1,881,187	488,708	579,767	308,609	296,634	294,499	124,339	243,034
Short-term debt	—	—	14,000	5,000	5,700	5,000	—	5,000	—	—
Long-term debt	5,000	5,000	155,000	44,000	53,636	12,000	15,000	26,000	—	—
Stockholders' equity	6,193	5,695	236,023	40,365	61,285	31,307	28,852	29,708	27,901	47,004
Performance Ratios:										
Return on average assets	1.36%	2.12%	1.32%	1.25%	1.23%	1.63%	1.33%	1.56%	0.85%	1.38%
Return on average equity	17.38	27.89	15.07	17.96	15.23	19.77	17.73	20.60	5.12	9.20
Net interest margin	4.48	4.42	3.67	4.01	3.90	4.43	3.87	4.34	4.01	4.68
Capital and Liquidity Ratios:										
Average equity to average assets	7.82%	7.60%	8.74%	6.98%	8.10%	8.23%	7.49%	7.56%	16.63%	15.03%
Leverage (4.00% required minimum)	7.62	7.70	8.15	7.27	7.98	8.51	7.56	7.97	7.78	8.30
Risk-based capital										
Tier 1 (4.00% required minimum)	15.61	14.30	10.69	8.87	11.96	10.59	10.55	9.57	10.51	10.50
Total (8.00% required minimum)	16.86	15.55	11.88	10.11	13.10	11.81	11.71	10.82	11.76	11.64
Average loans and leases to average deposits	53.64	62.18	108.04	92.81	73.67	86.28	83.13	113.81	85.37	74.72

Critical Accounting Policies and Estimates

Alabama National's accounting policies are critical to understanding the results of operations and financial position as reported in the consolidated financial statements. Significant accounting policies utilized by Alabama National are discussed in more detail in the notes to the Consolidated Financial Statements set forth beginning on page F-1 herein.

Some of the more complex technical accounting policies require management to make significant estimates and judgments that affect the valuation of reported assets and liabilities, including associated revenues, expenses, and disclosure. The following briefly describes the more complex policies involving a significant amount of judgments about valuation and the application of complex accounting standards and interpretations.

Allowance for Loan and Lease Losses

Alabama National records estimated probable inherent credit losses in the loan and lease portfolios as an allowance for loan and lease losses. The methodologies and assumptions for determining the adequacy of the overall allowance for loan and lease losses involve significant judgments to be made by management. Some of the more critical judgments supporting the amount of Alabama National's allowance for loan and lease losses include judgments about: creditworthiness of borrowers, estimated value of underlying collateral, assumptions about cash flow, determination of loss factors for estimating credit losses, and the impact of current events, conditions, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses ultimately realized by Alabama National may be different than management's estimates provided in the Consolidated Financial Statements.

For a more complete discussion of the methodology employed to calculate the allowance for loan and lease losses, see Note 1 to Alabama National's Consolidated Financial Statements included in this Annual Report beginning on page F-1 herein and **"Provision and Allowance for Loan and Lease Losses"** beginning on page 37.

Mergers and Acquisitions

Alabama National's growth in business and profitability over the past several years has been enhanced significantly by mergers and acquisitions. Effective July 1, 2001, Alabama National adopted SFAS No. 141, "Business Combinations," which allows only the use of the purchase method of accounting. For purchase acquisitions, Alabama National is required to record the assets acquired, including identified intangible assets, and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective as is the appropriate amortization period for such intangible assets. These estimates also include the establishment of various accruals and allowances based on planned facilities dispositions and employee severance considerations, among other acquisition-related items. In addition, purchase acquisitions typically result in recording goodwill, which is subject to ongoing periodic impairment tests based on the fair value of net assets acquired compared to the carrying value of goodwill.

Income Taxes

The calculation of Alabama National's income tax provision is complex and requires the use of estimates and judgments in its determination. As part of Alabama National's overall business strategy, management must consider tax laws and regulations that apply to the specific facts and circumstances under consideration. This analysis includes evaluating the amount and timing of the realization of income tax liabilities or benefits. Management closely monitors tax developments in order to evaluate the effect they may have on Alabama National's overall tax position.

Pension and Other Postretirement Benefits

Alabama National offers various pension plans and postretirement benefit plans to employees. The calculation of obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions. Actuarial valuations and the determination of future market values of plan assets are subject to management judgment and may differ significantly if different assumptions are used. Please refer to Note 12 to Alabama National's Consolidated Financial Statements included in this Annual Report beginning on page F-1 for disclosures related to Alabama National's benefit plans.

Stock-Based Compensation

Alabama National uses a fair value based method of accounting for stock based compensation costs. Compensation costs for stock-based compensation arrangements are measured at the grant date based on the fair value of the award and are recognized over the related service period. Accounting for stock-based compensation requires the use of an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. Please refer to Note 13 to Alabama National's Consolidated Financial Statements included in this Annual Report beginning on page F-1 for disclosures related to Alabama National's stock-based compensation awards.

Results of Operations

Year ended December 31, 2006, compared with year ended December 31, 2005

Alabama National's net income increased by $13.1 million, or 19.7%, to $79.8 million for the year ended December 31, 2006, from $66.7 million for the year ended December 31, 2005. Net income per diluted share increased to $4.17 for the year ended December 31, 2006, as compared to $3.82 recorded for the year ended December 31, 2005. Return on average assets during 2006 and 2005 was 1.18% in each year, and return on average equity was 11.36% during 2006, compared with 12.11% during 2005.

Net interest income increased $34.3 million, or 17.1%, to $234.1 million in 2006, from $199.8 million in 2005, as interest income increased by $124.4 million and interest expense increased by $90.1 million. Contributing to this increase is strong growth in Alabama National's earnings assets, particularly loans. During 2006, average earning assets grew $967.3 million, or 18.9%, to $6.09 billion for the year ended December 31, 2006. Average loans and leases experienced the most significant growth during 2006, increasing $941.6 million. The acquisitions of Florida Choice Bank and The Peachtree Bank contributed significantly to growth in average loans and earning assets. The 2006 acquisitions contributed $504.8 million and $452.1 million of the increase in average earning assets and average loans and leases, respectively. In addition to growth through acquisitions, Alabama National continues to have strong organic growth in loans due to continued strength in many of the economies in the markets served by Alabama National. In general, loans are Alabama National's highest yielding earning asset, and management continues to emphasize steady loan growth. To support the asset growth, average interest-bearing liabilities increased $908.5 million, to $5.23 billion in 2006. Acquisitions during 2006 accounted for $421.0 million of this increase. All categories of average interest-bearing liabilities increased during 2006.

Alabama National's net interest spread and net interest margin were 3.34% and 3.84%, respectively, in 2006, compared to 3.54% and 3.90%, respectively, in 2005. The net interest margin for 2006 was lower due to the impact of the current interest rate environment. The flattening of the interest rate yield curve (reduction in the spread between short and long term interest rates) has led to an increase in the cost of deposits and other liabilities exceeding the increase in the yield on loans and other earning assets. The yield earned on loans and leases increased 116 basis points in 2006 to 7.83%, while rates paid on interest bearing liabilities has increased by 129 basis points to 3.82%. In addition to rate increases by the Federal Reserve, general competitive deposit pricing in the markets served by Alabama National has increased deposit costs. *See* **"Net Interest Income"** beginning on page 31.

Alabama National recorded a provision for loan and lease losses of $5.4 million during 2006, compared to $7.6 million in 2005. Management believes that both loan loss experience and asset quality indicate that the allowance for loan losses is maintained at an adequate level, although there can be no assurance that economic factors will not require future adjustments to the allowance. Alabama National's allowance for loan and lease losses as a percentage of period-end loans and leases (excluding loans held for sale) was 1.25% at December 31, 2006, compared with 1.27% at December 31, 2005. The allowance for loan and lease losses as a percentage of period-end nonperforming assets was 582.75% at December 31, 2006, compared with 747.14% at December 31, 2005. Alabama National experienced net charge-offs of $0.9 million in 2006, equating to a ratio of net charge-offs to average loans and leases of 0.02%, compared with net charge-offs of $1.4 million in 2005, equating to a ratio of net charge-offs to average loans and leases of 0.04%. *See* **"Provision and Allowance for Loan and Lease Losses"** beginning on page 37.

Noninterest income, including net securities gains and losses, increased $6.6 million, or 9.2%, to $78.3 million in 2006, compared with $71.7 million in 2005. Total revenue for the investment services division increased $81 thousand, or 1.9%, to $4.3 million in 2006, from $4.2 million in 2005. Service charges on deposit accounts decreased by $0.4 million, or 2.7%, to $15.9 million in 2006, from $16.3 million in 2005. Total revenue from the retail mortgage division decreased $1.5 million, or 12.2%, to $11.0 million in 2006, from $12.5 million in 2005. The wealth management division experienced a revenue increase of $2.7 million, or 14.0%, to $21.9 million in 2006, from $19.2 million in 2005. The commissions generated by the insurance division totaled $4.0 million in 2006, compared with $3.5 million recorded in 2005. Earnings on bank owned life insurance totaled $3.6 million in 2006, compared with $2.9 million in 2005, and other noninterest income increased $4.1 million to $16.5 million in 2006. Noninterest expense increased $22.7 million, or 14.0%, to $185.2 million in 2006, compared with $162.5 million during 2005. For a detailed discussion of these income and expense categories, *see* **"Noninterest Income and Expense"** beginning on page 41.

Because of an increase in pre-tax income, income tax expense was $42.0 million for 2006, compared to $34.8 million for 2005. The effective tax rate for 2006 was 34.5%, compared to 34.3% for 2005. These effective tax rates are affected by items of income and expense that are not subject to federal or state taxation. The effective rate in 2006 is higher than 2005 due to higher pre-tax income without a corresponding increase in income items not subject to federal or state taxation.

Year ended December 31, 2005, compared with year ended December 31, 2004

Alabama National's net income increased by $12.0 million, or 22.0%, to $66.7 million for the year ended December 31, 2005, from $54.6 million for the year ended December 31, 2004. Net income per diluted share increased to $3.82 for the year ended December 31, 2005, as compared to $3.39 recorded for the year ended December 31, 2004. Return on average assets during 2005 was 1.18%, compared with 1.13% during 2004, and return on average equity was 12.11% during 2005, compared with 12.15% during 2004.

Net interest income increased $36.6 million, or 22.4%, to $199.8 million in 2005, from $163.3 million in 2004, as interest income increased $80.1 million and interest expense increased $43.5 million. Contributing to this increase was strong growth in Alabama National's earnings assets, particularly loans. During 2005, average earning assets grew $724.9 million, or 16.5%, to $5.13 billion for the year ended December 31, 2005. Average loans and leases experienced the most significant growth during 2005 increasing $654.0 million. Alabama National had strong organic growth in loans in 2005 due to continued strength in many of the economies in the markets served by Alabama National. To support the asset growth, average interest-bearing liabilities increased $545.6 million, to $4.32 billion in 2005. All categories of average interest-bearing liabilities increased during 2005, except for long-term debt.

Alabama National's net interest spread and net interest margin were 3.54% and 3.90%, respectively, in 2005, compared to 3.49% and 3.71%, respectively, in 2004. The net interest margin for 2005 was higher due to the impact of the recent interest rate increases by the Federal Reserve. These increases increased the yield

substantially on Alabama National's loans and leases. The yield earned on loans and leases increased 93 basis points in 2005 to 6.67%. The Federal Reserve rate increases also increased the rate paid on deposits in 2005. Overall interest cost on interest bearing liabilities increased 78 basis points to 2.53% in 2005 from 1.75% during 2004. Generally deposits, and specifically time deposits, did not reprice as quickly as variable rate loans and led to an increase in Alabama National's net interest margin during 2005. *See* **"Net Interest Income"** below.

Alabama National recorded a provision for loan and lease losses of $7.6 million during 2005, compared to $4.9 million in 2004. Management believes that both loan loss experience and asset quality indicate that the allowance for loan losses was maintained at an adequate levels for those periods, although there can be no assurance that economic factors will not require future adjustments to the allowance. Alabama National's allowance for loan and lease losses as a percentage of period-end loans and leases (excluding loans held for sale) was 1.27% at December 31, 2005, compared with 1.33% at December 31, 2004. The allowance for loan and lease losses as a percentage of period-end nonperforming assets was 747.14% at December 31, 2005, compared with 484.14% at December 31, 2004. Alabama National experienced net charge-offs of $1.4 million in 2005, equating to a ratio of net charge-offs to average loans and leases of 0.04%, compared with net charge-offs of $1.8 million in 2004, equating to a ratio of net charge-offs to average loans and leases of 0.06%. *See* **"Provision and Allowance for Loan and Lease Losses"** beginning on page 37.

Noninterest income, including net securities gains and losses, decreased $1.1 million, or 1.5%, to $71.7 million in 2005, compared with $72.8 million in 2004. Total revenue for the investment services division decreased $7.4 million, or 63.9%, to $4.2 million in 2005, from $11.7 million in 2004. Service charges on deposit accounts decreased by $0.8 million, or 4.6%, to $16.3 million in 2005, from $17.1 million in 2004. Total revenue from the mortgage division increased $1.0 million, or 8.3%, to $12.5 million in 2005, from $11.6 million in 2004. The securities brokerage and trust division experienced a revenue increase of $2.4 million, or 14.0%, to $19.2 million in 2005, from $16.9 million in 2004. The commissions generated by the insurance division totaled $3.5 million in 2005, compared with $3.6 million recorded in 2004. Earnings on bank owned life insurance totaled $2.9 million in 2005, compared with $2.7 million in 2004, and other noninterest income increased $2.9 million to $12.2 million in 2005. Noninterest expense increased $14.2 million, or 9.5%, to $162.5 million in 2005, compared with $148.3 million during 2004. For a detailed discussion of these income and expense categories, *see* **"Noninterest Income and Expense"** beginning on page 41.

Because of an increase in pre-tax income, income tax expense was $34.8 million for 2005, compared to $28.1 million for 2004. The effective tax rate for 2005 was 34.3%, compared to 34.0% for 2004. These effective tax rates are affected by items of income and expense that are not subject to federal or state taxation. The effective rate in 2005 was higher than 2004 due to higher pre-tax income without a corresponding increase in income items not subject to federal or state taxation.

Net Interest Income

The largest component of Alabama National's net income is its net interest income—the difference between the income earned on assets and interest paid on deposits and borrowed funds used to support its assets. Net interest income is determined by the yield earned on Alabama National's earning assets and rates paid on its interest-bearing liabilities, the relative amounts of earning assets and interest-bearing liabilities and the maturity and repricing characteristics of its earning assets and interest-bearing liabilities. Net interest income divided by average earning assets represents Alabama National's net interest margin.

Average Balances, Income, Expenses and Rates

The following table depicts, on a taxable equivalent basis for the periods indicated, certain information related to Alabama National's average balance sheet and its average yields on assets and average costs of liabilities. Such yields or costs are derived by dividing income or expense by the average daily balances of the associated assets or liabilities.

AVERAGE BALANCES, INCOME AND EXPENSES AND RATES
(Amounts in thousands, except yields and rates)

	Year ended December 31,								
	2006			2005			2004		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS:									
Earning assets:									
Loans and leases (1)(2)(3)	$4,819,534	$377,279	7.83%	$3,877,979	$258,575	6.67%	$3,223,989	$184,935	5.74%
Securities:									
Taxable	1,103,913	49,083	4.45	1,103,820	45,904	4.16	1,049,274	41,468	3.95
Tax exempt (2)	86,033	5,503	6.40	52,357	3,402	6.50	52,717	3,247	6.16
Cash balances in other banks	15,033	723	4.81	8,794	274	3.12	6,225	65	1.04
Funds sold	68,766	3,499	5.09	83,602	2,783	3.33	68,651	991	1.44
Trading account securities	1,058	50	4.73	477	21	4.40	1,244	55	4.42
Total earning assets (2)	6,094,337	436,137	7.16	5,127,029	310,959	6.07	4,402,100	230,761	5.24
Cash and due from banks	180,812			169,624			143,433		
Premises and equipment	134,730			105,734			90,388		
Other assets	400,823			288,879			246,108		
Allowance for loan losses	(60,724)			(49,661)			(43,535)		
Total assets	$6,749,978			$5,641,605			$4,838,494		
LIABILITIES:									
Interest-bearing liabilities:									
Interest-bearing transaction accounts	$1,112,263	$ 29,800	2.68%	$ 910,956	$ 13,932	1.53%	$ 722,774	$ 5,738	0.79%
Savings and money market deposits	974,001	27,641	2.84	899,980	14,360	1.60	771,993	7,234	0.94
Time deposits	1,996,283	86,584	4.34	1,585,741	49,195	3.10	1,434,798	33,376	2.33
Funds purchased	649,007	29,856	4.60	515,225	15,515	3.01	402,991	5,345	1.33
Other short-term borrowings	107,760	5,737	5.32	67,940	2,614	3.85	53,027	1,027	1.94
Long-term debt	386,856	19,941	5.15	337,780	13,797	4.08	386,477	13,214	3.42
Total interest-bearing liabilities	5,226,170	199,559	3.82	4,317,622	109,413	2.53	3,772,060	65,934	1.75
Demand deposits	747,662			710,774			563,349		
Accrued interest and other liabilities	73,833			62,715			53,502		
Stockholders' equity	702,313			550,494			449,583		
Total liabilities and stockholders' equity	$6,749,978			$5,641,605			$4,838,494		
Net interest spread			3.34%			3.54%			3.49%
Net interest income/margin on a taxable equivalent basis		$236,578	3.88%		$201,546	3.93%		$164,827	3.74%
Tax equivalent adjustment (2)		2,470			1,699			1,575	
Net interest income/margin		$234,108	3.84%		$199,847	3.90%		$163,252	3.71%

(1) Average loans include nonaccrual loans. All loans and deposits are domestic.

(2) Tax equivalent adjustments are based on the assumed rate of 34%, and do not give effect to the disallowance for federal income tax purposes of interest expense related to certain tax-exempt assets.

(3) Fees in the amount of $11.5 million, $9.8 million and $7.6 million are included in interest and fees on loans for 2006, 2005, and 2004, respectively.

During 2006, Alabama National experienced an increase in net interest income of $34.3 million, or 17.1%, to $234.1 million, compared with $199.8 million in 2005. Net interest income increased primarily due to an increase in the volume of average earning assets outstanding. The primary reasons for the growth in earning assets is attributable to organic loan growth generated by Alabama National and loans acquired in the two bank acquisitions completed in 2006. Average earnings assets increased by $967.3 million during 2006. Acquisitions in 2006 contributed $504.8 million of the 2006 increase in average earning assets and $24.9 million of the increase in net interest income. Due to the growth in earning assets, Alabama National's net interest income increased in 2006 despite a reduction in its net interest margin during 2006. The net interest margin for 2006 was 3.84% compared to 3.90% during 2005, a decrease of 6 basis points. The 2006 average taxable equivalent yield earned of earning assets was 7.16% compared with 6.07% for 2005. The increased yield and volume lead to an increase in total interest income of $125.2 million, or 40.3%, to $436.1 million in 2006. The rate paid on interest bearing liabilities increased by 129 basis points to 3.82% for 2006. The rate paid on all categories of interest bearing liabilities increased significantly during 2006. The increase in rate paid on interest bearing liabilities contributed to the spread compression experienced by Alabama National during 2006 versus 2005. Time deposits that were originated in lower interest rate environments repriced at higher current rates. Also, to remain competitive, Alabama National has increased rates on interest-bearing transaction accounts and savings deposits due to competitive market conditions and past rate increases by the Federal Reserve. Also, as deposits have become more difficult to attract to support asset growth, Alabama National has increasingly relied on wholesale funding such as FHLB advances that are generally more expensive than traditional deposit accounts.

Analysis of Changes in Net Interest Income

The following table sets forth, on a taxable equivalent basis, the effect which varying levels of earning assets and interest-bearing liabilities and the applicable rates had on changes in net interest income for 2006 versus 2005, and 2005 versus 2004. For purposes of this table, changes that are not solely attributable to volume or rate are allocated to volume and rate on a pro rata basis.

ANALYSIS OF CHANGES IN NET INTEREST INCOME
(Amounts in thousands)

	December 31,					
	2006 Compared to 2005 Variance Due to			2005 Compared to 2004 Variance Due to		
	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Earning assets:						
Loans and leases	$69,144	$49,559	$118,703	$40,940	$32,700	$73,640
Securities:						
Taxable	4	3,175	3,179	2,193	2,243	4,436
Tax exempt	2,155	(53)	2,102	(22)	177	155
Cash balances in other banks	254	195	449	36	173	209
Funds sold	(559)	1,275	716	255	1,537	1,792
Trading account securities	27	2	29	(34)	—	(34)
Total interest income	71,025	54,153	125,178	43,369	36,829	80,198
Interest-bearing liabilities:						
Interest-bearing transaction accounts	3,605	12,263	15,868	1,782	6,412	8,194
Savings and money market deposits	1,269	12,012	13,281	1,361	5,765	7,126
Time deposits	14,734	22,655	37,389	3,820	11,999	15,819
Funds purchased	4,730	9,611	14,341	1,837	8,333	10,170
Other short-term borrowings	1,887	1,236	3,123	353	1,234	1,587
Long-term debt	2,192	3,952	6,144	(1,785)	2,368	583
Total interest expense	28,417	61,729	90,146	7,367	36,112	43,479
Net interest income on a taxable equivalent basis	$42,608	$(7,576)	35,032	$36,002	$ 717	36,719
Taxable equivalent adjustment			(771)			(124)
Net interest income			$ 34,261			$36,595

Interest Sensitivity and Market Risk

Interest Sensitivity

Alabama National monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The principal monitoring technique employed by Alabama National is simulation analysis, which technique is augmented by "gap" analysis.

In simulation analysis, Alabama National reviews each individual asset and liability category and their projected behavior in various different interest rate environments. These projected behaviors are based upon management's past experiences and upon current competitive environments, including the various environments in the different markets in which Alabama National competes. Using this projected behavior and differing rate scenarios as inputs, the simulation analysis generates as output projections of net interest income. Alabama National also periodically verifies the validity of this approach by comparing actual results with those that were projected in previous models. *See "Market Risk"* beginning on page 36.

Another technique used by Alabama National in interest rate management is the measurement of the interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets and liabilities, selling securities available for sale or trading securities, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability.

Alabama National evaluates interest rate sensitivity risk and then formulates guidelines regarding asset generation and repricing, and sources and prices of off-balance sheet commitments in order to decrease interest sensitivity risk. Alabama National uses computer simulations to measure the net income effect of various interest rate scenarios. The modeling reflects interest rate changes and the related impact on net income over specified periods of time.

The following table illustrates Alabama National's interest rate sensitivity at December 31, 2006, assuming the relevant assets and liabilities are collected and paid, respectively, based upon historical experience rather than their stated maturities.

INTEREST SENSITIVITY ANALYSIS
(Amounts in thousands, except ratios)

	December 31, 2006						
	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	One Through Three Years	Greater Than Three Years	Total
ASSETS:							
Earning assets:							
Loans and leases (1)	$2,719,321	$382,464	$ 577,284	$3,679,069	$1,058,539	$ 735,259	$5,472,867
Securities (2)	16,422	38,786	182,067	237,275	521,364	464,000	1,222,639
Trading securities	532	—	—	532	—	—	532
Interest-bearing deposits in other banks	16,350	—	—	16,350	—	—	16,350
Funds sold	89,865	—	—	89,865	—	—	89,865
Total interest-earning assets	$2,842,490	$421,250	$ 759,351	$4,023,091	$1,579,903	$1,199,259	$6,802,253
LIABILITIES:							
Interest-bearing liabilities:							
Interest-bearing deposits:							
Demand deposits	$ 721,049	$ —	$ —	$ 721,049	$ —	$ 458,637	$1,179,686
Savings and money market deposits	652,226	—	—	652,226	—	468,457	1,120,683
Time deposits (3)	210,315	264,988	1,497,690	1,972,993	292,924	152,190	2,418,107
Funds purchased	627,297	—	—	627,297	—	—	627,297
Short-term borrowings	116,530	19,500	25,800	161,830	—	—	161,830
Long-term debt	34,120	84,301	115,000	233,421	86,000	82,978	402,399
Total interest-bearing liabilities	$2,361,537	$368,789	$1,638,490	$4,368,816	$ 378,924	$1,162,262	$5,910,002
Period gap	$ 480,953	$ 52,461	$ (879,139)	$ (345,725)	$1,200,979	$ 36,997	
Cumulative gap	$ 480,953	$533,414	$ (345,725)	$ (345,725)	$ 855,254	$ 892,251	$ 892,251
Ratio of cumulative gap to total interest-earning assets	7.07%	7.84%	-5.08%	-5.08%	12.57%	13.12%	

(1) Excludes nonaccrual loans of $10.9 million.
(2) Excludes investment in equity securities with a fair market value of $43.1 million.
(3) Excludes matured certificates which have not been redeemed by the customer and on which no interest is accruing.

Alabama National generally benefits from increasing market rates of interest when it has an asset-sensitive gap (a positive number) and generally benefits from decreasing market interest rates when it is liability sensitive (a negative number). As shown in the table above, Alabama National is liability sensitive on a cumulative basis

throughout the one year time frame. Alabama National is asset sensitive during the one through three year time frame as well as in the greater than three years period, and it remains asset sensitive on a cumulative basis. The current market sensitivity analysis shows that Alabama National is more liability sensitive within one year at December 31, 2006 than within one year at December 31, 2005. The interest sensitivity analysis presents only a static view of the timing and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those are viewed by management as significantly less interest sensitive than market-based rates such as those paid on non-core deposits. For this and other reasons, management relies more upon the simulation analysis (as noted above) in managing interest rate risk. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Market Risk

Alabama National's earnings are dependent, to a large degree, on its net interest income, which is the difference between interest income earned on all earning assets, primarily loans and securities, and interest paid on all interest bearing liabilities, primarily deposits. Market risk is the risk of loss from adverse changes in market prices and interest rates. Alabama National's market risk arises primarily from inherent interest rate risk in its lending, investing and deposit gathering activities. Alabama National seeks to reduce its exposure to market risk through actively monitoring and managing its interest rate risk. Management relies upon static "gap" analysis to determine the degree of mismatch in the maturity and repricing distribution of interest earning assets and interest bearing liabilities which quantifies, to a large extent, the degree of market risk inherent in Alabama National's balance sheet. Gap analysis is further augmented by simulation analysis to evaluate the impact of varying levels of prevailing interest rates and the sensitivity of specific earning assets and interest bearing liabilities to changes in those prevailing rates. Simulation analysis consists of evaluating the impact on net interest income given changes from 200 basis points below the current prevailing rates to 200 basis points above the current prevailing rates. Management makes certain assumptions as to the effect varying levels of interest rates have on certain earning assets and interest bearing liabilities, which assumptions consider both historical experience and consensus estimates of outside sources.

With respect to the primary earning assets, loans and securities, certain features of individual types of loans and specific securities introduce uncertainty as to their expected performance at varying levels of interest rates. In some cases, prepayment options exist whereby the borrower may elect to repay the obligation at any time prior to maturity. These prepayment options make anticipating the performance of those instruments difficult given changes in prevailing interest rates. At December 31, 2006, mortgage backed securities with a carrying value of $875.8 million, or 11.4% of total assets, and essentially every loan and lease, net of unearned income, (totaling $5.46 billion, or 71.1% of total assets), carried such prepayment options. Management believes that assumptions used in its simulation analysis about the performance of financial instruments with such prepayment options are appropriate. However, the actual performance of these financial instruments may differ from management's estimates due to several factors, including the diversity and financial sophistication of the customer base, the general level of prevailing interest rates and the relationship to their historical levels, and general economic conditions. The difference between those assumptions and actual results, if significant, could cause the actual results to differ from those indicated by the simulation analysis.

Deposits totaled $5.57 billion, or 72.6% of total assets at December 31, 2006. Since deposits are the primary funding source for earning assets, the associated market risk is considered by management in its simulation analysis. Generally, it is anticipated that deposits will be sufficient to support funding requirements. However, the rates paid for deposits at varying levels of prevailing interest rates have a significant impact on net interest income and, therefore, must be quantified by Alabama National in its simulation analysis. Specifically, Alabama National's spread, the difference between the rates earned on earning assets and rates paid on interest bearing liabilities, is generally higher when prevailing interest rates are higher. As prevailing interest rates decline, the spread tends to compress, with severe compression at very low prevailing interest rates. This characteristic is

called "spread compression" and adversely affects net interest income in the simulation analysis when anticipated prevailing interest rates are reduced from current rates. Management relies upon historical experience to estimate the degree of spread compression in its simulation analysis. Management believes that such estimates of possible spread compression are reasonable. However, if the degree of spread compression varies from that expected, the actual results could differ from those indicated by the simulation analysis.

The following tables illustrate the results of simulation analysis used by Alabama National to determine the extent to which market risk would affect net interest income for the next twelve months if prevailing interest rates increased or decreased by the specified amounts from current rates. As noted above, this model uses estimates and assumptions in asset and liability account rate reactions to changes in prevailing interest rates. However, to isolate the market risk inherent in the balance sheet, the model assumes that no growth in the balance sheet occurs during the projection period. This model also assumes an immediate and parallel shift in interest rates, which would result in no change in the shape or slope of the interest rate yield curve. Because of the inherent use of these estimates and assumptions in the simulation model used to derive this market risk information, the actual results of the future impact of market risk on Alabama National's net interest income may differ from that found in the tables.

MARKET RISK

Change in Prevailing Interest Rates (1)	Year Ended December 31, 2006 % Change in Net Interest Income	Year Ended December 31, 2005 % Change in Net Interest Income
+200 basis points	(0.41)%	1.66%
+100 basis points	(0.17)	0.70
0 basis points	—	—
-100 basis points	(0.71)	(2.15)
-200 basis points	(2.91)	(4.38)

(1) Assumes an immediate and parallel rate change of this magnitude.

Provision and Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents management's estimate of probable inherent credit losses in the loan and lease portfolio. Management determines the allowance based on an ongoing evaluation of risk as it correlates to potential losses within the portfolio. Increases to the allowance are made by charges to the provision for loan and lease losses. Loans or leases deemed to be uncollectible are charged against the allowance. Recoveries of previously charged-off amounts are credited to the allowance for loan and lease losses.

In the determination of the allowance, management utilizes the Loan Review Department's quarterly independent analysis of the minimum required loan and lease loss reserve for each subsidiary Bank. In these analyses, larger problem loans of a defined threshold are reviewed for impairment or for loss exposure based on their payment performance, probability of default, and value of the collateral. These totals are then specifically allocated to the reserve. Loan and lease portfolios are then divided into various homogeneous risk pools utilizing call codes, loan products, and internal risk ratings. Historical losses are used to estimate the probable loss in the current portfolio using both an average loss methodology and a migration loss methodology. The methodologies and the time periods considered are subjective and vary for each risk pool based on systematic risk relative to its ability to estimate losses. As every loan has a risk of loss, the calculation begins with a minimum loss allocation for each loan pool. The minimum loss is estimated based on long term trends for the subsidiary Bank, the banking industry, and the economy. A minimum loss allocation is similarly applied to letters of credit and unused lines of credit. Loss allocations are adjusted for changes in the economy, problem loans, payment performance, loan policy, management, credit administration systems, credit concentrations, loan growth, and other elements over the time periods utilized in the methodology. The adjusted loss allocations are then applied to the current

balances in their respective loan pools. Loss allocations are totaled, yielding the required allowance for loan and lease losses for each Bank. Each Bank's required allowance for loan and lease losses is aggregated, yielding the consolidated required allowance for Alabama National.

Management incorporates the data from the quarterly required allowance assessments with interim changes to that data in its ongoing determination of the allowance for loan and lease losses. Management then takes into consideration other factors that may support an allowance in excess of required minimums. These factors include mergers and acquisitions, systems changes, historically high loan growth, and rapid changes in the economy. In these conditions, there can be increased uncertainty in the data used and assumptions made by management. Management believes that the data it uses in determining the allowance for loan and lease losses is sufficient to estimate the potential losses in the loan and lease portfolio; however, actual results could differ from management's estimates.

The following table presents the information associated with Alabama National's allowance and provision for loan and lease losses for the dates indicated.

ALLOWANCE FOR LOAN AND LEASE LOSSES
(Amounts in thousands, except percentages)

	Year ended December 31,				
	2006	2005	2004	2003	2002
Total loans and leases outstanding at end of period, net of unearned income (1)	$5,456,136	$4,144,095	$3,495,701	$2,659,440	$2,191,394
Average amount of loans and leases outstanding, net of unearned income (1)	$4,799,041	$3,850,676	$3,205,306	$2,410,782	$2,092,829
Allowance for loan and lease losses at beginning of period	$ 52,815	$ 46,584	$ 36,562	$ 32,704	$ 28,519
Charge-offs:					
Commercial, financial and agricultural	916	824	3,430	3,535	1,573
Real estate—mortgage	363	814	200	1,426	1,463
Consumer	1,043	1,280	953	858	3,200
Total charge-offs	2,322	2,918	4,583	5,819	6,236
Recoveries:					
Commercial, financial and agricultural	559	818	784	821	991
Real estate—mortgage	255	131	434	478	754
Consumer	610	585	1,528	1,452	720
Total recoveries	1,424	1,534	2,746	2,751	2,465
Net charge-offs	898	1,384	1,837	3,068	3,771
Provision for loan and lease losses	5,393	7,615	4,949	5,931	7,956
Additions to allowance from acquisitions	10,936	—	6,910	995	—
Allowance for loan and lease losses at period-end	$ 68,246	$ 52,815	$ 46,584	$ 36,562	$ 32,704
Allowance for loan and lease losses to period-end loans (1)	1.25%	1.27%	1.33%	1.37%	1.49%
Net charge-offs to average loans and leases (1)	0.02	0.04	0.06	0.13	0.18

(1) Does not include loans held for sale.

The provision for loan and lease losses decreased by $2.2 million, or 29.2%, to $5.4 million in 2006, from $7.6 million on 2005. The primary reason for the decrease in provision expense during 2006 is due to slower organic loan growth in 2006 as compared to 2005 and continued favorable asset quality indicators. During 2006, net charge-offs were $0.9 million, compared to $1.4 million in 2005.

Allocation of Allowance

While no portion of the allowance is in any way restricted to any individual loan or group of loans and the entire allowance is available to absorb losses from any and all loans, the following table represents management's allocation of the allowance for loan and lease losses to specific loan categories.

	2006	2005	2004
	(Amounts in thousands)		
Commercial and financial	$ 4,415	$ 3,573	$ 3,884
Real estate construction	24,090	14,235	7,527
Real estate residential mortgage	11,807	13,279	8,595
Real estate commercial mortgage	17,444	12,574	11,949
Consumer	1,522	1,336	1,540
Lease financing receivables	616	452	511
Other	4,604	3,860	4,058
Unallocated	3,748	3,506	8,520
Total allowance for loan and lease losses	$68,246	$52,815	$46,584

Allocation amounts within the allowance for loan and lease losses were affected by several factors identified throughout the 2006 calendar year. Total loan amounts specifically allocated to the allowance increased by $609 thousand over December 31, 2005. Non-performing assets and potential problem loans increased by $4.6 million and $5.1 million, respectively. These segments are primarily real estate oriented and have demonstrated below industry loss averages resulting in reduced allocations over the year. The most significant change occurred within the real estate construction and commercial mortgage portfolio segments. The allocation for real estate construction increased by $9.9 million, or 69.2%. The increase in allocation of the allowance for real estate construction is primarily due to loan growth and economic conditions. Loan growth for this segment has been a factor of both organic growth and non-organic growth from mergers and acquisitions. Additionally, the slowdown in the housing sector has lead to heightened credit risk in certain Alabama National markets. Losses directly attributable to these factors had not materialized by year end. The allocation for the real estate commercial mortgage segment increased by $4.8 million, or 38.7%. Contributing factors are loan growth and concentration levels. Commercial mortgages represent the second largest concentration within the loan portfolio. The real estate residential mortgage allocation decreased by $1.5 million, or 11.1%, given stability within the loan segment. The unallocated reserve increased by $246 thousand, or 7.0%. However, in relation to the total reserve, the unallocated reserve decreased from 6.6% to 5.5%. There were no significant changes in the allowance methodology and assumptions year over year. Changes in allocation amounts for the year are most reflective of stable asset quality indicators, loan growth through mergers and acquisitions, organic loan growth in various portfolio segments, changes in loan concentrations, and changes in local and national economic conditions.

Nonperforming Assets

The following table presents Alabama National's nonperforming assets for the dates indicated.

NONPERFORMING ASSETS
(Amounts in thousands, except percentages)

	At December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Nonaccrual loans	$10,921	$ 6,446	$ 8,091	$ 9,817	$10,282
Restructured loans	—	—	—	—	—
Loans past due 90 days or more and still accruing	—	—	—	—	—
Total nonperforming loans	10,921	6,446	8,091	9,817	10,282
Other real estate owned	790	623	1,531	699	2,569
Total nonperforming assets	$11,711	$ 7,069	$ 9,622	$10,516	$12,851
Allowance for loan and lease losses to period-end loans (1)	1.25%	1.27%	1.33%	1.37%	1.49%
Allowance for loan and lease losses to period-end nonperforming loans	624.91	819.35	575.75	372.44	318.07
Allowance for loan and lease losses to period-end nonperforming assets	582.75	747.14	484.14	347.68	254.49
Net charge-offs to average loans and leases (1)	0.02	0.04	0.06	0.13	0.18
Nonperforming assets to period-end loans and leases and foreclosed property (1)	0.21	0.17	0.28	0.40	0.59
Nonperforming loans and leases to period-end loans (1)	0.20	0.16	0.23	0.37	0.47

(1) Does not include loans held for sale.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. In addition to consideration of these factors, Alabama National has a consistent and continuing policy of placing all loans on nonaccrual status if they become 90 days or more past due. When a loan is placed on nonaccrual status, all interest which is accrued on the loan is reversed and deducted from earnings as a reduction of reported interest. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual writedown or charge-off of the principal balance of the loan which would necessitate additional charges to the allowance for loan and lease losses. During the years ending December 31, 2006, 2005 and 2004, approximately $518,000, $453,000 and $489,000, respectively, in additional interest income would have been recognized in earnings if Alabama National's nonaccrual loans had been current in accordance with their original terms.

Total nonperforming assets increased $4.6 million, to $11.7 million at December 31, 2006, from $7.1 million at December 31, 2005. The increase in nonperforming assets is attributable to weaknesses in certain credits and to the current slowdown in the housing market. Other real estate owned increased $0.2 million to $0.8 million at December 31, 2006. The allowance for loan and lease losses to period-end nonperforming loans was 624.91% at December 31, 2006, compared with 819.35% at December 31, 2005. This ratio will generally fluctuate from period to period depending upon nonperforming loan levels at period end.

Potential Problem Loans

A potential problem loan is one that management has concerns as to the borrower's future performance under terms of the loan contract. These loans are current as to principal and interest, and accordingly, they are not

included in the nonperforming asset categories. Management monitors these loans closely in order to ensure that Alabama National's interests are protected. At December 31, 2006, Alabama National had certain loans considered by management to be potential problem loans totaling $29.6 million, as compared with $24.5 million at December 31, 2005. Alabama National believes early identification of potential problem loans is an important factor in its ability to successfully collect such loans. As such, it encourages early identification of potential problem loans both with its loan officers and loan review staff. The level of potential problem loans is factored into the determination of the adequacy of the allowance for loan and lease losses.

Noninterest Income and Expense

Noninterest income

Alabama National relies on six distinct segments for the production of recurring noninterest income: (1) traditional retail and commercial banking, (2) retail mortgage lending, (3) wealth management services, (4) investment services, (5) insurance services, and (6) commercial mortgage banking. Combined revenue associated with Alabama National's six segments totaled $78.3 million in 2006, compared with $71.7 million in 2005, an increase of $6.6 million, or 9.2%. An analysis of this increase is provided below.

The following table sets forth, for the periods indicated, the principal components of noninterest income.

NONINTEREST INCOME
(Amounts in thousands)

	Year ended December 31,		
	2006	2005	2004
Service charges on deposit accounts	$15,896	$16,335	$17,126
Investment services income	4,291	4,210	11,652
Wealth management income	21,902	19,220	16,863
Gain on sale of mortgages	10,990	12,522	11,566
Insurance commissions	4,047	3,549	3,604
Bank owned life insurance	3,632	2,886	2,690
Commercial mortgage banking income	2,251	525	—
Securities (losses) gains	(1,250)	72	—
Other	16,531	12,404	9,284
Total noninterest income	$78,290	$71,723	$72,785

Service charges on deposit accounts decreased $0.4 million to $15.9 million during 2006, a 2.7% decrease from 2005's total of $16.3 million. The decrease in service charges for 2006 versus 2005 is primarily related to increases in the earnings credit rate ("ECR") attributed to commercial deposit accounts. The ECR, which generally varies with short term interest rates, is used by commercial customers to offset service charges on deposit accounts. As interest rates rose in 2006, the higher ECR resulted in lower service charges. Other noninterest income increased $5.9 million to $18.8 million during 2006, a 45.3% increase over 2005's total of $12.9 million. Contributing to the increase in other noninterest income is increased revenue from merchant credit card activity, ATM card revenue, and debit card income. The other components of noninterest income are discussed in more detail in **"Segment Information"** beginning on page 42.

Noninterest Expense

The following table sets forth, for the periods indicated, the principal components of noninterest expense.

NONINTEREST EXPENSE
(Amounts in thousands)

	Year ended December 31,		
	2006	2005	2004
Salaries and employee benefits	$ 96,717	$ 85,402	$ 74,983
Commission based compensation	17,961	15,458	17,500
Occupancy and equipment expense, net	20,656	17,653	15,488
Amortization of other intangibles	4,911	3,189	3,034
Travel and entertainment	2,832	2,303	1,926
Advertising	3,855	3,308	2,436
Banking assessments	2,615	2,429	2,183
Data processing expenses	3,332	2,751	2,615
Legal and professional fees	4,527	5,400	5,235
Noncredit losses	298	740	940
Postage and courier services	3,373	3,060	2,893
Supplies and printing	3,316	2,922	2,813
Telephone	2,571	2,355	2,183
Electronic banking expense	4,560	3,571	2,961
Software expense	2,706	2,335	2,025
Commercial insurance	1,415	1,057	1,207
Directors fees	1,392	1,176	1,083
Business licenses and other taxes	1,011	920	1,013
Other	7,146	6,451	5,804
Total noninterest expense	$185,194	$162,480	$148,322

Noninterest expense increased $22.7 million, or 14.0%, to $185.2 million in 2006, from $162.5 million in 2005. Salaries and employee benefits increased $11.3 million, or 13.2%, in 2006. The 2006 amount includes the salary and benefit expense of the two banks acquired in 2006, which totaled $6.2 million. In addition to the 2006 acquisitions, contributing to the increase in salaries and employee benefits were general staffing increases concurrent with expansion of offices and business lines, increases in health insurance costs and merit salary increases. Commission based compensation increased $2.5 million, or 16.2%, in 2006. The increase in commission based compensation during 2006 is attributable to increased production in the wealth management division and a full year of commercial mortgage banking activity. Net occupancy expense increased $3.0 million, or 17.0%, in 2006. The 2006 amounts includes the net occupancy expense of the 2006 bank acquisitions, which totaled $1.2 million.

Segment Information

In addition to traditional commercial and consumer retail banking products, Alabama National offers investment services, wealth management services, retail mortgage lending services, commercial mortgage banking and insurance services to its customers. Please refer to Note 20 to Alabama National's Consolidated Financial Statements included in this Annual Report beginning at page F-1 for disclosures related to Alabama National's operating segments. The results of the operating segments include certain income and expense items that are allocated by management to the operating segments. Further, the results of each operating segment are not necessarily the same as would be expected if these activities were conducted by a stand-alone entity, because certain corporate overhead expenses are not allocated directly to each operating segment.

Investment Services

The following table sets forth, for the periods indicated, the summary of operations for the investment services division of Alabama National:

INVESTMENT SERVICES DIVISION
(Amounts in thousands)

	Year ended December 31,		
	2006	2005	2004
Investment services revenue	$4,291	$4,210	$11,652
Expenses and allocated charges	4,987	4,852	8,998
Net investment services (loss) income	$ (696)	$ (642)	$ 2,654

First American Bank operates an investment services division devoted primarily to handling correspondent banks' investment needs. Investment services revenue consists primarily of commission income from the sale of fixed income securities to correspondent banks. A small portion of investment services revenue is generated from fee based services, including asset/liability consulting, bond accounting and security safekeeping. Investment services revenue increased slightly to $4.3 million during 2006, from $4.2 million in 2005. The revenue recorded in 2006 and 2005 are down significantly from the $11.7 million recorded in 2004. During 2006 and 2005, the cash flow from the securities portfolio of correspondent banks has slowed and loan demand increased, which has negatively impacted the revenue for this division. In addition to the market conditions during 2006 and 2005, another significant reason for decreased revenue production during 2006 and 2005 as compared with 2004 is due to the departure of a group of salespeople and support staff from this division during the fourth quarter of 2004. The revenue generated by the investment services division is dependent upon the demand for fixed income securities by its customers, which are primarily correspondent community banks. The activities of the investment services division leads to additional business opportunities for the commercial and retail banking segment through loans and deposits attributable to the investment service division's customers. Revenue for this additional activity is recorded in the commercial and retail banking segment.

Wealth Management Division

The following table sets forth, for the periods indicated, the summary of operations for the wealth management division of Alabama National:

WEALTH MANAGEMENT DIVISION
(Amounts in thousands)

	Year ended December 31,		
	2006	2005	2004
Wealth management revenue	$21,989	$19,220	$16,863
Interest income	1,861	1,486	1,109
Total wealth management revenue	23,850	20,706	17,972
Interest expense	468	242	105
Expenses and allocated charges	21,428	17,946	15,907
Net wealth management income	$ 1,954	$ 2,518	$ 1,960

First American Bank has a wholly owned subsidiary, NBC Securities, Inc. ("NBC Securities"), that is a full service licensed broker-dealer. The asset management division of the trust department of First American Bank and NBC Securities manage the assets of both institutional and individual customers located primarily in the markets served by Alabama National. Collectively these two units are called the wealth management division.

The revenue generated by this division consists primarily of commission income generated from the sale of equity securities and other investment products to individual and corporate customers, from fees paid for assets under management or custody and from fees related to investment advisory work performed for clients. NBC Securities also recognizes interest income from margin loans. Revenue for this division increased $2.8 million, or 14.4%, to $22.0 million in 2006. Revenue for this division increased $2.4 million, or 14.0%, to $19.2 million in 2005. The increase in revenue during both 2006 and 2005 is attributable to continued expansion in the number of customers and total customer assets under management by these departments, as well as an increase in the number of registered representatives. Asset management fees recorded by the trust department of First American Bank and NBC Securities also increased during 2006 as a result of an increase in the total assets managed by this division, which was in part attributable to an increase in employees in the asset management and wealth strategies roles. The interest income from margin loans increased slightly during 2006 versus the levels recorded during 2005 and 2004. The additional registered representatives, additional asset management and wealth strategy employees, new offices opened and variable overhead, combined with higher commission expense on the higher revenue base, led to an increase in the expenses and allocated charges for this division in 2006, which resulted in a reduction of pre-tax income for this division.

Retail Mortgage Lending Division

The following table sets forth, for the periods indicated, the summary of operations for the retail mortgage lending division of Alabama National:

RETAIL MORTGAGE LENDING DIVISION
(Amounts in thousands)

	Year ended December 31,		
	2006	2005	2004
Gain on sale of retail mortgage loans (1)	$11,834	$13,673	$12,398
Interest income	1,384	1,238	1,053
Total revenue	13,218	14,911	13,451
Interest expense	930	550	294
Expenses and allocated charges	10,053	9,720	8,858
Net retail mortgage lending division income	$ 2,235	$ 4,641	$ 4,299

(1) Includes intercompany income allocated to the retail mortgage lending division totaling $844,000, $1,151,000 and $832,000 at December 31, 2006, 2005 and 2004, respectively.

Fees earned in connection with the origination and resale of retail mortgages decreased $1.8 million, or 13.4%, to $11.8 million in 2006, from $13.7 million in 2005. During 2005, fees earned in connection with the origination and resale of retail mortgages increased $1.3 million, or 10.3%, to $13.7 million, from $12.4 million in 2004. The decrease during 2006 is primarily due to rising interest rates and the impact that rising rates have on refinance activity and new construction, and the reduced level of residential real estate sales activity in many of the markets Alabama National serves. Expenses and allocated charges totaled $10.1 million during 2006, compared to $9.7 million during 2005. This increase during 2006 is attributable to expenses associated with expanding the number of retail mortgage lenders during 2006.

Commercial Mortgage Banking

The following table sets forth, for the periods indicated, the summary of operations for the commercial mortgage banking division of Alabama National:

COMMERCIAL MORTGAGE BANKING
(Amounts in thousands)

	Year ended December 31,		
	2006	2005	2004 (1)
Commission income	$1,795	$448	$—
Servicing fees	486	77	—
Total revenue	2,281	525	—
Expenses and allocated charges	1,618	332	—
Net commercial mortgage banking income	$ 663	$193	$—

(1) No activity prior to the acquisition of this business September 2005.

Alabama National entered this line of business via an acquisition of an existing business in September 2005. This division specializes in finding permanent long term financing for primarily large real estate projects in the Southeast. In addition to brokering the transaction and earning a brokerage fee, the division routinely services the loans for the investors and earns servicing fee revenue. 2006 was the first full year of activity for this division.

Insurance Services Division

The following table sets forth, for the periods indicated, a summary of operations for the insurance services division of Alabama National:

INSURANCE SERVICES DIVISION
(Amounts in thousands)

	Year ended December 31,		
	2006	2005	2004
Commission income	$4,047	$3,549	$3,604
Other income	35	—	109
Total revenue	4,082	3,549	3,713
Expenses and allocated charges	3,625	3,349	3,642
Net insurance division income	$ 457	$ 200	$ 71

Commission income earned from the sale of insurance products during 2006 increased to $4.0 million from $3.5 million recorded in 2005. The profitability of this segment increased due to higher revenue production in 2006. The increased revenue is due to successful business development efforts of insurance services division employees and expanding the insurance services products to more of the markets served by Alabama National.

Earning Assets

Loans and Leases

Loans and leases are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks which management attempts to control and counterbalance. Total loans and leases averaged $4.82 billion in 2006, compared to $3.88 billion in 2005, an increase of $941.6 million, or 24.3%. At December 31, 2006, total loans

and leases, net of unearned income, were $5.46 billion, compared to $4.14 billion at the end of 2005, an increase of $1.31 billion, or 31.7%. Excluding the loans acquired in the 2006 bank acquisitions, average loans and leases increased $489.4 million, or 12.6%, and end of period year-over-year organic loan growth for 2006 was $387.4 million, or 9.4%.

The growth in Alabama National's loan and lease portfolio is attributable to Alabama National's ability to attract new customers while maintaining consistent underwriting standards. Loan growth is also impacted by general economic conditions that may result in increased loan demand from existing customers. Many of the markets served by Alabama National continue to experience economic expansion, and Alabama National has benefited from this market growth. The following table details the composition of the loan portfolio by category at the dates indicated.

COMPOSITION OF LOAN AND LEASE PORTFOLIO
(Amounts in thousands, except percentages)

	December 31,									
	2006		2005		2004		2003		2002	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial and financial	$ 401,057	7.34%	$ 287,014	6.92%	$ 282,212	8.06%	$ 265,923	9.99%	$ 253,569	11.56%
Real estate:										
Construction	1,901,671	34.82	1,225,451	29.55	776,594	22.20	530,024	19.91	311,259	14.19
Mortgage—residential	1,166,847	21.37	1,092,514	26.34	963,083	27.52	676,658	25.42	616,651	28.11
Mortgage—commercial	1,517,744	27.79	1,100,794	26.54	1,046,622	29.91	814,904	30.61	699,403	31.88
Mortgage—other	20,129	.37	9,828	.24	10,644	.30	9,412	.35	5,672	.26
Consumer	94,563	1.73	82,908	2.00	88,653	2.53	74,137	2.78	78,342	3.57
Lease financing receivables	87,018	1.59	62,423	1.50	70,289	2.01	77,857	2.92	80,113	3.65
Securities brokerage margin loans	18,642	.34	17,928	.43	14,517	.41	15,407	.58	14,502	.66
Other	253,729	4.65	268,879	6.48	246,739	7.06	198,036	7.44	134,191	6.12
Total gross loans and leases	5,461,400	100.00%	4,147,739	100.00%	3,499,353	100.00%	2,662,358	100.00%	2,193,702	100.00%
Unearned income	(5,264)		(3,644)		(3,652)		(2,918)		(2,308)	
Total loans and leases, net of unearned income (1)	5,456,136		4,144,095		3,495,701		2,659,440		2,191,394	
Allowance for loan and lease losses	(68,246)		(52,815)		(46,584)		(36,562)		(32,704)	
Total net loans and leases (1)	$5,387,890		$4,091,280		$3,449,117		$2,622,878		$2,158,690	

(1) Does not include loans held for sale.

In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in Alabama National's market areas, and for Alabama National in particular, to obtain a security interest or lien in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. In general, Alabama National prefers real estate collateral to many other potential collateral sources, such as accounts receivable, inventory and equipment.

The principal component of Alabama National's loan portfolio is real estate mortgage loans. At year-end 2006, this category totaled $2.70 billion and represented 49.5% of the total loan portfolio, compared to $2.20 billion, or 53.1% of the total loan portfolio at year-end 2005.

Residential mortgage loans increased $74.3 million, or 6.8%, to $1.17 billion at December 31, 2006, compared with $1.09 billion at December 31, 2005. Commercial mortgage loans increased $417.0 million, or 37.9%, to $1.52 billion at December 31, 2006.

Real estate construction loans experienced the largest increase of any category of loan. Real estate construction loans increased $676.2 million, or 55.2%, to $1.90 billion at December 31, 2006, compared with $1.23 billion at December 31, 2005. Real estate construction is now the largest category of loans for Alabama National. Alabama National's focus on the home construction market, as well as strong commercial construction activity in markets it serves and the 2006 bank acquisitions, led to this increase during 2006. In addition, the two banks acquired during 2006 are also involved in this type of lending in their markets, so their acquisition brought additional such loans to Alabama National.

The repayment of loans is a source of additional liquidity for Alabama National. The following table sets forth Alabama National's loans maturing within specific intervals at December 31, 2006.

LOAN MATURITY AND SENSITIVITY TO CHANGES IN INTEREST RATES
(Amounts in thousands)

	December 31, 2006			
	One year or less	Over one year through five Years	Over five years	Total
Commercial, financial and agricultural	$ 232,778	$ 145,044	$ 23,235	$ 401,057
Real estate—construction	1,221,201	589,843	90,627	1,901,671
Real estate—residential	184,202	261,218	721,427	1,166,847
Real estate—commercial	244,214	886,784	386,746	1,517,744
Consumer	38,118	47,763	2,118	87,999
	$1,920,513	$1,930,652	$1,224,153	$5,075,318

	Predetermined Rates	Floating Rates	Total
Maturing after one year but within five years	$1,163,195	$ 767,457	$1,930,652
Maturing after five years	174,426	1,049,727	1,224,153
	$1,337,621	$1,817,184	$3,154,805

The information presented in the above table is based upon the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity structure of the loan portfolio.

Securities

Securities, including securities classified as held to maturity (or investment securities) and available for sale, represent a significant portion of Alabama National's earning assets. The carrying value of securities averaged $1.19 billion during 2006, compared with $1.16 billion during 2005, an increase of $33.8 million, or 2.9%. Growth in the securities portfolio is generally a function of growth in funding sources net of lending opportunities, and during 2006 most of the earning asset growth of Alabama National was in loans and leases. The average securities balance for 2006 would have decreased slightly if not for the 2006 bank acquisitions. Management attempts to maintain earning asset growth commensurate with its funding growth and with its overall growth plans. At December 31, 2006, the securities portfolio totaled $1.27 billion, including securities held to maturity with an amortized cost of $716.4 million and securities available for sale with a market value of $549.4 million.

The following tables set forth the carrying value of securities held by Alabama National at the dates indicated.

INVESTMENT SECURITIES
(Amounts in thousands)

	December 31,					
	2006		2005		2004	
	Cost	Market	Cost	Market	Cost	Market
U.S. Government corporations and agencies	$ 24,227	$ 23,632	$ 24,217	$ 23,464	$ 24,207	$ 24,003
State and political subdivisions	74,785	75,168	21,152	21,158	15,569	15,866
Mortgage backed securities	617,394	606,660	545,784	531,802	528,717	526,733
Total	$716,406	$705,460	$591,153	$576,424	$568,493	$566,602

AVAILABLE FOR SALE SECURITIES
(Amounts in thousands)

	December 31,					
	2006		2005		2004	
	Cost	Market	Cost	Market	Cost	Market
U.S. Treasury securities	$ 350	$ 348	$ 350	$ 347	$ 350	$ 349
U.S. Government corporations and agencies	192,537	188,666	212,443	206,346	220,315	218,690
State and political subdivisions	57,805	58,309	36,234	36,496	45,282	46,338
Mortgage backed securities	264,795	257,910	277,706	269,927	336,551	335,647
Other securities	1,000	1,000	—	—	—	—
Equity securities	43,135	43,135	32,261	32,218	30,890	30,890
Total	$559,622	$549,368	$558,994	$545,334	$633,388	$631,914

The following tables show the scheduled maturity and average yields of securities owned by Alabama National at December 31, 2006.

INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
(Amounts in thousands, except yields)

	December 31, 2006									
	Within one year		After one but Within five years		After five but Within ten years		After ten years		Other securities	
	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)
U.S. Government corporations and agencies	$—		$24,227	4.98%	$ —		$ —		$ —	
State and political subdivisions	—		1,542	6.67%	9,636	5.56%	63,607	5.30%		
Mortgage backed securities	—		—		—		—		$617,394	5.25%
Total	$—		$25,769	5.08%	$9,636	5.56%	$63,607	5.30%	$617,394	5.25%

(1) Computed on a tax-equivalent basis utilizing a 38% tax rate, without giving effect to the disallowance for Federal income tax purposes of interest related to certain tax-exempt assets.

SECURITIES AVAILABLE FOR SALE MATURITY DISTRIBUTION AND YIELDS
(Amounts in thousands, except yields)

	December 31, 2006									
	Within one year		After one but Within five years		After five but Within ten years		After ten years		Other securities	
	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)
U.S. Treasury securities	$ 348	4.96%	$ —		$ —		$ —		$ —	
U.S. Government corporations and agencies	11,398	5.22%	165,442	4.96%	11,825	5.62%				
State and political subdivisions	1,139	6.14%	12,607	5.76%	17,395	5.61%	27,169	6.02%		
Mortgage backed securities	—		—						257,910	5.33%
Other securities							1,000	9.00%		
Equity securities (2)	—		—		—		—		43,135	5.89%
Total	$12,885	5.29%	$178,049	5.02%	$29,220	5.61%	$28,169	6.13%	$301,045	5.41%

(1) Computed on a tax-equivalent basis utilizing a 38% tax rate, without giving effect to the disallowance for Federal income tax purposes of interest related to certain tax-exempt assets.
(2) Comprised primarily of Federal Home Loan Bank and Federal Reserve Bank stock.

At December 31, 2006, mortgage-backed securities, consisting of collateralized mortgage obligations and pass-through mortgage obligations, had a carrying value totaling $875.3 million. These mortgage-backed securities include $617.4 million classified as investment securities and $257.9 million classified as securities available for sale. Management expects the annual repayment of the underlying mortgages to vary as a result of monthly repayment of principal and/or interest required under terms of the underlying promissory notes. Further, the actual rate of repayment is subject to changes depending upon the terms of the underlying mortgages, the relative level of mortgage interest rates, and the structure of the securities. When relative interest rates decline to levels below that of the underlying mortgages, acceleration of principal repayment is expected as some borrowers on the underlying mortgages refinance to lower rates. When the underlying rates on mortgage loans are comparable to, or in excess of, market rates, repayment more closely conforms to scheduled amortization in accordance with terms of the promissory note with additional repayment as a result of sales of homes collateralizing the mortgage loans constituting the security. Accordingly, management generally expects an average life of 3.5 years for both collateralized mortgage obligations and pass-through mortgage obligations.

Other attributes of securities are discussed in **"Interest Sensitivity and Market Risk"** beginning on page 34.

Short-Term Investments

Alabama National utilizes overnight investment of funds in federal funds sold and securities purchased under agreements to resell to ensure that adequate liquidity will be maintained, while at the same time minimizing the level of uninvested cash reserves. Short-term investments are also utilized by Alabama National when the level of funds committed to lending and investment portfolio programs changes or the level of deposit generation changes. During 2006, federal funds sold and securities purchased under agreements to resell averaged $68.8 million, compared to $83.6 million during 2005, representing a decrease of $14.8 million.

Trading Account Securities

The investment services division carries trading account securities, which represent securities owned by Alabama National prior to sale and delivery to Alabama National's customers. Trading account securities averaged approximately $1.1 million and $0.5 million in 2006 and 2005, respectively. This small dollar amount reflects management's policy of limiting positions in such securities to reduce its exposure to market and interest rate changes.

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities increased $908.5 million, or 21.0%, to $5.23 billion in 2006, from $4.32 billion in 2005. Average interest-bearing deposits increased $685.9 million, or 20.2%, to $4.08 billion in 2006, from $3.40 billion in 2005. The 2006 bank acquisitions contributed $421.0 million and $395.1 million to the increase in average interest bearing liabilities and average interest bearing deposits, respectively. The remaining organic increase is attributable to competitive rate and product offerings by Alabama National, successful marketing efforts and growth in many of Alabama National's markets. Average federal funds purchased and securities sold under agreements to repurchase increased $133.8 million, or 26.0%, to $649.0 million in 2006, from $515.2 million in 2005, due in part to additional liquidity provided by downstream correspondent banks. Average short-term borrowings increased by $39.8 million, or 58.6%, to $107.8 million in 2006, compared to $67.9 million in 2005. Average long-term borrowings increased $49.1 million, or 14.5%, to $386.9 million in 2006, from $337.8 million in 2005.

Deposits

Average total deposits increased $722.8 million, or 17.6%, to $4.83 billion during 2006, from $4.11 billion during 2005. At December 31, 2006, total deposits were $5.57 billion, compared with $4.34 billion at December 31, 2005. The 2006 bank acquisitions accounted for $455.6 million of the increase in average deposits and $973.5 million of the increase in year-end 2006 deposit growth. Organic deposit growth during 2006 was 5.9%. The deposit growth did not keep pace with loan growth for 2006, and Alabama National used other wholesale funding sources, such as FHLB advances, to support asset growth. This reliance on other funding sources has negatively impacted Alabama National's net interest margin.

The following table sets forth the deposits of Alabama National by category at the dates indicated.

DEPOSITS
(Amounts in thousands, except percentages)

	December 31,									
	2006		2005		2004		2003		2002	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Demand	$ 849,127	15.25%	$ 729,045	16.79%	$ 683,245	17.36%	$ 404,755	14.70%	$ 336,172	14.43%
NOW	1,179,686	21.19	1,021,494	23.52	906,399	23.04	528,766	19.20	476,721	20.46
Savings and money market	1,120,683	20.13	884,496	20.36	887,431	22.55	521,440	18.94	378,361	16.24
Time less than $100,000	1,211,208	21.75	760,832	17.52	665,696	16.92	619,229	22.49	635,827	27.27
Time greater than $100,000	1,206,899	21.68	947,397	21.81	791,952	20.13	679,559	24.68	503,314	21.60
Total deposits	$5,567,603	100.00%	$4,343,264	100.00%	$3,934,723	100.00%	$2,753,749	100.00%	$2,330,395	100.00%

Core deposits, which exclude time deposits of $100,000 or more, provide for a relatively stable funding source that supports earning assets. Alabama National's core deposits totaled $4.36 billion, or 78.3%, of total deposits at December 31, 2006, and totaled $3.40 billion, or 78.2%, of total deposits at December 31, 2005.

Deposits, in particular core deposits, have historically been Alabama National's primary source of funding and have enabled Alabama National to meet successfully both short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be Alabama National's primary source of funding in the future, although economic and competitive factors could affect this funding source. Alabama National's loan-to-deposit ratio was 98.0% at December 31, 2006, and 95.4% at the end of 2005, and the ratio averaged 99.8% during 2006 and 94.4% during 2005. The maturity distribution of Alabama National's time deposits in excess of $100,000 at December 31, 2006 is shown in the following table.

MATURITIES OF CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS OF $100,000 OR MORE
(Amounts in thousands)

	December 31, 2006						
	Within One Month	After One Through Three Months	After Three Through Six Months	After Six Through Twelve Months	One Through Three Years	Greater Than Three Years	Total
Certificates of deposit of $100,000 or more	$ 87,506	$129,409	$303,076	$390,805	$130,986	$87,572	$1,129,354
Other time deposits of $100,000 or more	49,595	6,940	—	8,410	7,500	5,100	77,545
Total	$137,101	$136,349	$303,076	$399,215	$138,486	$92,672	$1,206,899

Approximately 22.7% of Alabama National's time deposits over $100,000 had scheduled maturities within three months. Large certificate of deposit customers tend to be sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Alabama National had $154.4 million in large certificates of deposit obtained through brokers outstanding at December 31, 2006, compared to $126.6 million at December 31, 2005. Alabama National's use of brokered time deposits fluctuates depending upon funding needs and the pricing and maturity structure of available brokered deposits versus other funding sources, including in-market time deposits.

Borrowed Funds

Borrowed funds include four broad categories; (1) Federal funds purchased and securities sold under agreements to repurchase, (2) Federal Home Loan Bank ("FHLB") borrowings, (3) borrowings from a third party bank, and (4) junior subordinated debentures. Because of a relatively high loan-to-deposit ratio, the existence and stability of these funding sources are critical to Alabama National's maintenance of short-term and long-term liquidity.

Federal funds purchased and securities sold under agreements to repurchase represent both an input of excess funds from correspondent bank customers of Alabama National as well as a cash management tool offered to corporate customers. At December 31, 2006, these funds totaled $627.3 million, compared with $545.3 million at December 31, 2005. This balance will vary greatly depending on the liquidity of the downstream correspondent banks of Alabama National and the excess cash of its corporate customers.

To supplement the cash needs of Alabama National, the Company has entered into two separate borrowing arrangements with a third party bank. One of these borrowing arrangements is a $20.0 million line of credit which matures in May 2007. Alabama National's average borrowings under this line of credit was $4.8 million during 2006, compared with $278 thousand during 2005. As of December 31, 2006, the principal balance outstanding was $15.8 million, leaving a remaining availability under the credit facility of $4.2 million. The credit facility bears interest at a rate that varies with three month LIBOR. Alabama National has historically renewed the credit facility prior to its maturity date. Alabama National is in the process of negotiating an amendment to this credit facility that would increase the amount that may be borrowed to $30 million and that would extend the maturity date to May 2008.

During April 2006, Alabama National entered into a new borrowing arrangement with the same third party bank. Alabama National borrowed $16.0 million under a revolving credit facility. The revolving credit facility bears interest at a rate that varies with three month LIBOR. The principal is due March 2009 with interest only payments to be made until the principal is due in 2009. Both credit facilities are cross collateralized with the common stock of a subsidiary bank of Alabama National.

All of the Banks are members of the FHLB of Atlanta. At December 31, 2006, the Banks had available FHLB credit lines of $2.0 billion (subject to collateral requirements), under which $485.0 million was outstanding, including advances classified as short-term of $146.0 million and advances classified as long-term of $339.0 million. This compares to borrowings of $350.3 million at December 31, 2005, of which $34.7 million was short-term and $315.6 million was long-term.

Alabama National, through three separate trust subsidiaries, has issued Floating Rate Capital Securities, commonly known as trust preferred securities. The proceeds from the trust preferred securities were invested in junior subordinated debentures of Alabama National. The obligations of these debentures constitute a full and unconditional guarantee by Alabama National of the trust preferred securities. Since 2001, Alabama National has issued junior subordinated debentures in the aggregate principal amount of $46.5 million in connection with these issuances of trust preferred securities. The debentures pay distributions at a rate that varies with LIBOR. They are classified as long-term debt for financial statement purposes but are included as a component of risk based capital for regulatory purposes. In addition to these junior subordinated debentures, Alabama National assumed $9.3 and $7.2 million in junior subordinated debentures in connection with its acquisition of The PB Financial Services Company in 2006 and Indian River Banking Company in 2004, respectively.

During 2006, Alabama National exercised its option to prepay one of its series of trust preferred securities. The total principal amount prepaid during December 2006 was $15.5 million. Alabama National elected to prepay based on the current capital position of the Company and the interest rate on the trust preferred securities repaid. If needed, Alabama National could issue additional trust preferred securities at a more attractive rate based on current market rates.

The following table sets forth, for the periods indicated, the principal components of borrowed funds.

BORROWED FUNDS
(Amounts in thousands, except percentages)

	December 31,		
	2006	2005	2004
Federal funds purchased and securities sold under agreements to repurchase:			
Balance at end of period	$627,297	$545,337	$379,114
Average balance outstanding	649,007	515,225	402,991
Maximum outstanding at any month's end	808,139	596,162	459,953
Weighted average interest rate at period-end	4.76%	3.82%	2.06%
Weighted average interest rate during the period	4.60	3.01	1.33
Long-term note payable to third party bank (1):			
Balance at end of period	$ 16,000	$ —	$ —
Average balance outstanding	11,879	—	—
Maximum outstanding at any month's end	16,000	—	—
Weighted average interest rate at period-end	6.15%	— %	— %
Weighted average interest rate during the period	6.11	—	—
Short-term note payable to third party bank:			
Balance at end of period	$ 15,800	$ —	$ 500
Average balance outstanding	4,822	278	3,603
Maximum outstanding at any month's end	15,800	1,500	10,800
Weighted average interest rate at period-end	6.00%	— %	2.18%
Weighted average interest rate during the period	5.99	3.68	2.00
Short-term advances from the Federal Home Loan Bank:			
Balance at end of period	$146,030	$ 34,700	$ 30,000
Average balance outstanding	102,938	67,543	48,269
Maximum outstanding at any month's end	221,835	149,400	97,950
Weighted average interest rate at period-end	5.33%	4.35%	3.68%
Weighted average interest rate during the period	5.29	3.85	1.96
Long-term advances from the Federal Home Loan Bank:			
Balance at end of period	$338,978	$315,636	$340,078
Average balance outstanding	319,663	284,170	334,127
Maximum outstanding at any month's end	375,966	315,757	350,257
Weighted average interest rate at period-end	4.53%	3.58%	3.33%
Weighted average interest rate during the period	4.40	4.11	3.18
Junior subordinated debentures payable to unconsolidated trusts:			
Balance at end of period	$ 47,421	$ 53,610	$ 53,610
Average balance outstanding	55,355	53,610	52,329
Maximum outstanding at any month's end	53,610	53,610	53,610
Weighted average interest rate at period-end	8.48%	7.79%	5.81
Weighted average interest rate during the period	9.29	6.78	4.94

(1) Note payable arrangement was entered into in April 2006.

Capital Resources and Liquidity Management

Capital Resources

Alabama National's stockholders' equity increased by $281.7 million from December 31, 2005, to $853.6 million at December 31, 2006. This increase was attributable to the following (in thousands):

Net income	$ 79,816
Dividends	(28,126)
Issuance of stock for option exercises and other stock based compensation	(518)
Change in unrealized gain or loss on securities available for sale, net of deferred taxes	2,194
Issuance of stock in purchase business combinations	225,204
Additional paid in capital related to stock based compensation	1,427
Excess tax deduction on stock options and issuance of shares from deferred compensation plans	2,481
Adjustment to initially apply FASB Statement No.158, net of tax	(734)
Net increase	$281,744

Under the capital guidelines of their respective regulators, Alabama National and the Banks are currently required to maintain a minimum risk-based total capital ratio of 8%, with at least 4% being Tier I capital. Tier I capital consists of common stockholders' equity, qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill. In addition, under the guidelines, Alabama National and the Banks must maintain a minimum Tier I leverage ratio of Tier I capital to total assets of at least 3%, but this minimum ratio is typically increased by 100 to 200 basis points for other than the highest rated institutions.

Alabama National exceeded its fully phased-in regulatory capital ratios at December 31, 2006, 2005 and 2004, as set forth in the following table.

ANALYSIS OF CAPITAL
(Amounts in thousands, except percentages)

	December 31,		
	2006	2005	2004
Tier 1 Capital	$ 576,127	$ 475,535	$ 427,298
Tier 2 Capital	68,246	52,817	46,483
Total qualifying capital (1)	$ 644,373	$ 528,352	$ 473,781
Risk-adjusted total assets (including off-balance sheet exposures)	$5,865,967	$4,367,900	$3,718,456
Tier 1 risk-based capital ratio (4.00% required minimum)	9.82%	10.89%	11.49%
Total risk-based capital ratio (8.00% required minimum)	10.98	12.10	12.74
Tier 1 leverage ratio (4.00% required minimum)	7.95	8.29	8.44

(1) Does not include $0.1 million of the Company's allowance for loan losses at December 31, 2004 in excess of 1.25% of risk-adjusted total assets.

Each of the Banks is required to maintain minimum risk-based and leverage ratios similar to those required for Alabama National. Each of the Banks exceeded these regulatory minimum capital ratios at December 31, 2006, as set forth in the following table:

BANK CAPITAL RATIOS

	Tier 1 Risk Based	Total Risk Based	Tier 1 Leverage
Alabama National BanCorporation	9.82%	10.98%	7.95%
First American Bank	10.07	11.21	7.84
Indian River National Bank	10.60	11.72	7.36
First Gulf Bank, N.A.	9.10	10.30	7.58
The Peachtree Bank	8.17	9.32	7.46
Florida Choice Bank	9.28	10.48	9.21
Community Bank of Naples, N.A.	10.53	11.78	8.59
Public Bank	10.52	11.66	8.52
Georgia State Bank	10.47	11.62	7.79
CypressCoquina Bank	10.74	11.80	9.58
Millennium Bank	9.36	10.58	7.51
Bank of Dadeville	13.79	15.04	7.31
Alabama Exchange Bank	16.41	17.67	8.02
Required minimums	4.00	8.00	4.00

In addition to meeting the minimum regulatory ratios, the regulatory ratios of Alabama National's subsidiary Banks (except for The Peachtree Bank, which was adequately capitalized) exceeded the ratios required for well-capitalized banks as defined by federal banking regulators. (Subsequent to year-end, Alabama National injected sufficient additional capital into The Peachtree Bank to bring it to well-capitalized levels.) To be categorized as well-capitalized, Alabama National's subsidiary Banks must maintain Total Qualifying Capital, Tier I Capital and leverage ratios of at least 10%, 6% and 5%, respectively.

Liquidity Management

Liquidity management involves monitoring Alabama National's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of an entity to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities.

Without proper liquidity management, Alabama National will not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

Increased liquidity in typical interest rate environments often involves decreasing profits by investing in earning assets with shorter maturities. Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of certain securities within the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

Assets included in Alabama National's Consolidated Statements of Condition contribute to liquidity management. Federal funds sold and securities purchased under agreements to resell, Alabama National's primary source of immediate liquidity, averaged $68.8 million during 2006 and were $89.9 million at December 31, 2006, and averaged $83.6 million during 2005 and were $70.5 million at December 31, 2005. If

required in short-term liquidity management, these assets could be converted to cash immediately. Cash received from the repayment of investment securities and loans provides a repetitive source of cash that contributes to liquidity management. Unpledged securities, with a carrying value of approximately $500.1 million at December 31, 2006, provide Alabama National an opportunity to generate cash by, 1) providing additional collateral by selling securities under agreements to repurchase, 2) providing collateral to obtain public funds or 3) providing collateral to borrow directly from the Federal Reserve Bank or the Federal Home Loan Bank. See "**Earning Assets**—*Loans and Leases*" beginning on page 45 and "**Earning Assets**—*Securities*" beginning on page 47.

Liquidity can also be managed using liabilities included in Alabama National's Consolidated Statements of Condition, such as federal funds purchased and securities sold under agreements to repurchase and short-term borrowings. Combined federal funds purchased and securities sold under agreements to repurchase and short-term borrowings averaged $756.8 million during 2006 and were $789.1 million at December 31, 2006, and averaged $583.2 million during 2005 and were $580.0 million at December 31, 2005. Overnight borrowing lines with upstream correspondent banks, totaling $465.7 million at December 31, 2006, of which $376.7 million was unused, provide additional sources of liquidity to Alabama National on an unsecured basis. The Federal Home Loan Bank provides secured credit lines to all of Alabama National's Banks. FHLB credit lines totaled approximately $2.0 billion as of year-end 2006. The amount that Alabama National can borrow from the Federal Home Loan Bank is limited to the actual collateral pledged. At December 31, 2006, advances under these lines totaled $485.0 million, including $146.0 million classified as short-term and $339.0 million classified as long-term. Long-term liquidity needs are met through Alabama National's deposit base (approximately 78.3% of Alabama National's deposits at December 31, 2006, are considered core deposits), and the repayment of loans and other investments as they mature. Alabama National is able to manage its long-term liquidity needs by adjusting the rates it pays on longer-term deposits, long-term borrowings and the amount and mix of longer-term investments in its portfolio.

One of the Banks, First American Bank, pledged approximately $123.0 million in loans to the Federal Reserve Bank of Atlanta as collateral for a discount window credit facility, which management views as a backup liquidity facility. At December 31, 2006, First American Bank had access to approximately $92.2 million under this facility, with no outstanding borrowings.

Alabama National, as a stand-alone corporation, has more limited access to liquidity sources than its Banks and depends on dividends from its subsidiaries as its primary source of liquidity. Alabama National's liquidity is diminished by required payments on its outstanding short-term debt, long-term debt, and junior subordinated debentures. The ability of its subsidiaries to pay dividends is subject to general regulatory restrictions, which may, but are not expected to, have a material negative impact on the liquidity available to Alabama National. (See Note 19 to Alabama National's Consolidated Financial Statements included in this Annual Report beginning at page F-1). If circumstances warrant, Alabama National's short-term liquidity needs can also be met by additional borrowings of approximately $4.2 million representing the unused portion of Alabama National's credit facility with an unrelated bank. *See* "**Deposits and Other Interest-Bearing Liabilities**—*Borrowed Funds*" beginning on page 51.

Contractual Obligations

Alabama National has contractual obligations to make future payments on debt and lease agreements. Long-term debt and junior subordinated debentures are reflected on the Consolidated Statements of Financial Condition, whereas, operating lease obligations for office space and equipment are not recorded on the Consolidated Statements of Financial Condition. Alabama National has no unconditional purchase obligations or other long-term obligations other than as included in the following table. These types of obligations are more fully discussed in Notes 9 and 10 of the Consolidated Financial Statements included in this Annual Report beginning on page F-1. Total contractual obligations of Alabama National as of December 31, 2006, are as follows.

CONTRACTUAL OBLIGATIONS
(Amounts in thousands)

	As of December 31, 2006				
	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years	Total
Long-term Note Payable	$ 999	$ 17,502	$ —	$ —	$ 18,501
Long-term FHLB debt	15,576	130,311	85,738	184,889	416,514
Junior subordinated debentures payable to unconsolidated trusts	4,071	8,157	8,146	139,134	159,508
Certificates of deposit of $100,000 or more	1,008,878	152,198	97,848	239	1,259,163
Certificates of deposit less than $100,000	1,030,681	163,955	61,235	782	1,256,653
Operating lease obligations	3,649	6,539	5,198	24,060	39,446
Total contractual obligations	$2,063,854	$478,662	$258,165	$349,104	$3,149,785

Credit Extension Commitments

Many of Alabama National's lending relationships, including those with commercial and consumer customers, contain both funded and unfunded elements. The unfunded component of these commitments is not recorded on Alabama National's Consolidated Statements of Financial Condition. These commitments are more fully discussed in Note 11 of the Consolidated Financial Statements included in this Annual Report beginning on page F-1. The table below summarizes the total unfunded credit extension, or off-balance sheet, commitment amounts by expiration date.

CREDIT EXTENSION COMMITMENTS
(Amounts in thousands)

	As of December 31, 2006				
	Expire in 1 year or less	Expire after 1 year through 3 years	Expire after 3 years through 5 years	Expire after 5 years	Total
Unfunded lines	$937,441	$373,540	$76,104	$353,270	$1,740,355
Letters of credit	60,554	17,675	198	200	78,627
Total credit extension commitments	$997,995	$391,215	$76,302	$353,470	$1,818,982

Off-Balance Sheet Arrangements

Alabama National's off-balance sheet arrangements are primarily certain investments in low-income housing projects throughout its geographic area. Alabama National enters into such arrangements as a means of supporting local communities and recognizes tax credits relating to its investments. At December 31, 2006, Alabama National's investments in such projects totaled $0.4 million. Alabama National acts as a limited partner in these investments and does not exert control over the operating or financial policies of the partnerships. Construction and permanent financing for these entities was obtained from independent third parties.

Alabama National has no remaining commitment to fund low income housing investments at December 31, 2006. Alabama National's risk exposure relating to these entities is generally limited to the amount invested.

In the normal course of business, the Company is also a party to financial instruments to meet the financing needs of clients and to mitigate exposure to interest rate risk. Such financial instruments include commitments to extend credit and certain contractual agreements, including standby letters of credit and financial guarantee arrangements. See additional discussion of lending related commitments at "*Credit Extension Commitments*" on page 57.

Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") released FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("FAS 158"). FAS 158 requires companies to recognize a net liability or asset to report the funded status of their defined benefit pension and other post retirement benefit plans on their balance sheets starting with balance sheets as of December 31, 2006. Alabama National adopted the statement effective December 31, 2006. See Note 12 of the Consolidated Financial Statements included in this Annual Report beginning on page F-1 for more information regarding the Alabama National's adoption of FAS 158.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective beginning the first fiscal year that begins after November 15, 2007. The adoption of this standard is not expected to have a material impact on the consolidated financial statements of the Alabama National.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108") which provides guidance on quantifying financial statement misstatements. SAB 108 requires financial statement misstatements to be quantified in relation to both its impact on the current year income statement (the "rollover" approach) and the current year balance sheet (the "iron curtain" approach). If a misstatement is material under either approach (the "dual approach") the financial statements must be adjusted for the misstatement.

In September 2006, the Emerging Issues Task Force issued EITF Issue No. 06-04, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (EITF 06-04)*. EITF 06-04 establishes that for certain split-dollar life insurance arrangements, an employer should recognize a liability for future benefits in accordance with currently existing accounting pronouncements based on the substantive agreement with the employee. EITF 06-04 will be effective for fiscal years beginning after December 15, 2007. Alabama National is currently evaluating the impact of the adoption of EITF 06-04 and has not yet determined the impact EITF 06-04 will have on the Alabama National's consolidated financial statements upon adoption.

In September 2006, the Emerging Issues Task Force issued EITF Issue No. 06-05, *Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No 85-4 ("EITF 06-05")*. EITF 06-05 clarifies the accounting for bank-owned life insurance ("BOLI") and stipulates that policyholders should consider any additional amounts included in the contractual terms of the insurance policies other than cash surrender value in determining the amount that could be realized under the insurance contract in accordance with FASB Technical Bulletin No. 85-4. EITF 06-05 also establishes that policyholders should determine the amount that could be realized under the life insurance contracts assuming the surrender of an individual-life by individual-life policy. EITF 06-05 is effective for fiscal years beginning after December 31, 2006. Alabama National has evaluated the impact of the adoption of EITF 06-05 and determined that the adoption of EITF 06-05 will not have a material impact on the Alabama National's consolidated financial statements.

In July 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in

income tax returns. Alabama National will adopt this Interpretation in the first quarter of 2007. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. Alabama National has commenced the process of evaluating the expected effect of FIN 48 on its Consolidated Financial Statements and has preliminarily determined that adoption will not have a material impact on the Alabama National's consolidated financial statements.

In March 2006, the FASB issued FASB Statement No.156, *Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140* ("FAS 156"). FAS 156 clarifies when to separately account for servicing rights, requires separately recognized servicing rights to be initially measured at fair value, and provides the option to subsequently account for those servicing rights (by class) at either fair value or under the amortization method previously required under FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. For Alabama National this Statement is effective for calendar year 2007. The adoption of this standard will not have a material impact on the consolidated financial statements of Alabama National.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments* (SFAS 155). This Statement amends SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS 140, *Accounting for Transfers and Servicing of financial Assets and Extinguishments of Liabilities*, and resolves issues addressed in SFAS 133 Implementation Issue D1, *Application of Statement 133 to Beneficial Interests in Securitized Financial Assets*.

SFAS 155 permits, but does not require, fair value accounting for any hybrid financial instrument that contains and embedded derivative that would otherwise require bifurcation in accordance with SFAS 133, and amends SFAS 140 to eliminate the problem on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. In addition, SFAS 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain and embedded derivative requiring bifurcation. This statement also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133 and makes clear that concentrations of credit risk in the form of subordination are not embedded derivatives.

SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006. The fair value election provided for in this guidance may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under SFAS 133 prior to adoption of this guidance. The changes required by SFAS 155 are not expected to have a material impact on the consolidated financial statements of Alabama National.

In January 2007, the FASB issued SFAS 133 Implementation Issue B40, *Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets*, which provides a narrow scope exception from the SFAS 155 requirement to evaluate interests in securitized financial assets for embedded derivatives that would require bifurcation. The bifurcation tests outlined in paragraph 13(b) of SFAS 133 will not be required for securitized interests containing only an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial assets and that meet certain criteria. B40 is required to be applied upon adoption of SFAS 155.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits companies to elect to measure certain eligible items at fair value. Subsequent unrealized gains and losses on those items will be reported in earnings. Upfront costs and fees related to those items will be reported in earnings as incurred and not deferred.

SFAS 159 is effective for fiscal years beginning after November 15, 2007. If a company elects to apply the provisions of the Statement to eligible items existing at that date, the effect of the remeasurement to fair value will be reported as a cumulative effect adjustment to the opening balance of retained earnings. Retrospective application will not be permitted. Alabama National is currently assessing whether it will elect to use the fair value option for any of its eligible items.

On December 16, 2004, the FASB issued SFAS 123(R), *Share-Based Payment*, which is a revision of SFAS 123, *Accounting for Stock-Based Compensation*. SFAS 123(R) supersedes APB Opinion 25, *Accounting for Stock Issued to Employees*, and amends SFAS 95, *Statement of Cash Flows*. Generally the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on fair values. Alabama National adopted SFAS 123(R) on January 1, 2006. Alabama National previously used a fair value-based method of accounting for compensation costs and had fully adopted and implemented the expense recognition provisions of SFAS 123. Accordingly, the changes required by SFAS 123(R) did not have a material impact on the Alabama National's financial condition or results of operations. See Note 13 of the Consolidated Financial Statements included in this Annual Report beginning on page F-1 for more information regarding the Alabama National's adoption of SFAS 123(R) and the required disclosures.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as Alabama National and its subsidiaries are primarily monetary in nature. Therefore, interest rates have a more significant effect on Alabama National's performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Management seeks to manage the relationships between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation. See **"Interest Sensitivity and Market Risk"** beginning on page 34.

Industry Developments

Certain recently enacted and proposed legislation could have an effect on both the costs of doing business and the competitive factors facing the financial institutions industry. Alabama National is unable at this time to assess the impact of this legislation on its financial condition or results of operations. See **"Supervision and Regulation"** beginning on page 9.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is contained in Item 7 herein under the heading **"Interest Sensitivity and Market Risk"** beginning on page 34.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements and Financial Statement Schedules of Alabama National BanCorporation and subsidiaries listed in Item 15 have been included in this Annual Report and should be referred to in their entirety. The Supplementary Financial Information required by Item 302 of Regulation S-K is set forth below.

SELECTED QUARTERLY FINANCIAL DATA
(Amounts in thousands, except per share data)
(Unaudited)

	2006 Quarters				2005 Quarters			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Summary of Operations:								
Interest income	$ 90,190	$ 105,928	$ 111,600	$ 125,949	$ 67,844	$ 74,073	$ 80,687	$ 86,656
Interest expense	37,615	46,985	53,404	61,555	20,939	24,986	29,328	34,160
Net interest income	52,575	58,943	58,196	64,394	46,905	49,087	51,359	52,496
Provision for loan and lease losses	1,243	1,920	1,130	1,100	1,544	1,991	2,440	1,640
Securities (losses) gains	(734)	(516)	—	—	72	—	—	—
Noninterest income	19,663	19,326	19,709	20,842	16,711	18,229	18,098	18,613
Noninterest expense	42,900	46,275	46,187	49,832	38,661	40,715	40,990	42,114
Net income	17,873	19,317	20,113	22,513	15,480	16,195	17,083	17,915
Dividends on common stock	6,432	6,989	6,994	7,712	5,742	5,744	5,772	5,780
Per Common Share Data:								
Book Value	$ 33.95	$ 36.86	$ 37.86	$ 41.51	$ 31.32	$ 32.26	$ 32.89	$ 33.40
Tangible book value	24.82	24.48	25.56	25.41	22.20	23.20	23.65	24.20
Net income (diluted)	1.02	1.03	1.06	1.07	0.89	0.93	0.98	1.02
Dividends declared	0.375	0.375	0.375	0.375	0.3375	0.3375	0.3375	0.3375
Balance Sheet Highlights								
At Period-End:								
Total assets	$6,085,546	$6,794,456	$6,870,818	$7,671,274	$5,471,370	$5,686,127	$5,887,078	$5,931,673
Securities (1)	1,137,864	1,172,586	1,207,919	1,265,774	1,195,422	1,171,281	1,148,333	1,136,487
Loans held for sale	21,126	17,517	24,184	27,652	30,359	32,247	33,128	14,940
Loans and leases, net of unearned income	4,247,199	4,812,387	4,874,244	5,456,136	3,639,617	3,848,687	4,059,919	4,144,095
Allowance for loan and lease losses	53,848	60,739	61,354	68,246	47,826	49,637	51,679	52,815
Deposits	4,414,826	4,855,970	4,790,982	5,567,603	4,075,536	4,184,167	4,269,593	4,343,264
Short-term debt	30,800	87,800	229,635	161,830	47,500	83,225	78,000	34,700
Long-term debt	378,431	445,576	378,569	402,399	330,600	311,512	311,425	369,246
Stockholders' equity	582,363	687,091	706,113	853,623	532,835	549,297	562,448	571,879

(1) Does not include trading securities.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROL AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

As of December 31, 2006, the end of the period covered by this report, Alabama National carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Alabama National's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Alabama National's disclosure controls and procedures are effective to ensure that the information required to be disclosed in Alabama National's periodic filings with the Securities and Exchange Commission is recorded, processed, summarized, and reported within the time periods specified.

There were no changes in Alabama National's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, Alabama National's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Alabama National's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Alabama National's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Alabama National;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of Alabama National; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alabama National's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alabama National's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Management's assessment of internal control over financial reporting as of December 31, 2006 excludes the operations of The Peachtree Bank, which Alabama National acquired on October 1, 2006. The Peachtree Bank represented approximately 7.5%, 8.5% and 9.4% of Alabama National's consolidated total assets, loans and leases (net of unearned income), and deposits, respectively, as of December 31, 2006, and approximately 3.8% of Alabama National's consolidated net income for the year ended December 31, 2006.

Based on its assessment and those criteria, management has concluded that Alabama National maintained effective internal control over financial reporting as of December 31, 2006.

Management's assessment of the effectiveness of Alabama National's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Alabama National has adopted a Code of Business Conduct and Ethics for directors, officers (including Alabama National's Chief Executive Officer and senior financial officers) and employees, known as the Code of Business Conduct and Ethics. A copy of the Code of Business Conduct and Ethics is filed as an exhibit to the Company's 2003 Annual Report on Form 10-K.

Other information required by this Item regarding executive officers is included in Part I of this Form 10-K under the caption "Executive Officers of the Registrant" in accordance with Instruction 3 of the Instructions to Paragraph (b) of Item 401 of Regulation S-K.

Other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Alabama National's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Alabama National's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item relating to security ownership of certain beneficial owners and management and securities authorized for issuance under equity compensation plansis incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Alabama National's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Alabama National's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Alabama National's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) **Financial Statements.**

The Consolidated Financial Statements of Alabama National and its subsidiaries, included herein (beginning on page F-1), are as follows:

Report of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP

Consolidated Statements of Financial Condition—December 31, 2006 and 2005

Consolidated Statements of Income—Years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Comprehensive Income—Years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Changes in Stockholders' Equity—Years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows—Years ended December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

(a)(2) **Financial Statement Schedules.**

The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the financial statements or notes thereto which are incorporated by reference at subsection (a)(1) of this Item, above.

(a)(3) and (b) **Exhibits.**

The exhibits listed on the Exhibit Index beginning on page 67 of this Form 10-K are filed herewith or are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this the 1st day of March, 2007.

ALABAMA NATIONAL BANCORPORATION

By: /s/ JOHN H. HOLCOMB, III
John H. Holcomb, III,
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JOHN H. HOLCOMB, III John H. Holcomb, III	Chairman and Chief Executive Officer (principal executive officer)	March 1, 2007
/s/ DAN M. DAVID Dan M. David	Vice Chairman and Director	March 1, 2007
/s/ RICHARD MURRAY, IV Richard Murray, IV	President, Chief Operating Officer and Director	March 1, 2007
/s/ WILLIAM E. MATTHEWS, V William E. Matthews, V	Executive Vice President and Chief Financial Officer	March 1, 2007
/s/ SHELLY S. WILLIAMS Shelly S. Williams	Senior Vice President and Controller (principal accounting officer)	March 1, 2007
/s/ W. RAY BARNES W. Ray Barnes	Director	March 1, 2007
/s/ BOBBY A. BRADLEY Bobby A. Bradley	Director	March 1, 2007
/s/ GRIFFIN A. GREENE Griffin A. Greene	Director	March 1, 2007
/s/ JOHN D. JOHNS John D. Johns	Director	March 1, 2007
/s/ JOHN J. MCMAHON, JR. John J. McMahon, Jr.	Director	March 1, 2007
/s/ C. PHILLIP MCWANE C. Phillip McWane	Director	March 1, 2007
/s/ G. RUFFNER PAGE, JR. G. Ruffner Page, Jr.	Director	March 1, 2007

Name	Title	Date
/s/ JOHN M. PLUNK John M. Plunk	Director	March 1, 2007
/s/ W. STANCIL STARNES W. Stancil Starnes	Director	March 1, 2007
/s/ WILLIAM D. MONTGOMERY William D. Montgomery	Director	March 1, 2007
/s/ C. LLOYD NIX C. Lloyd Nix	Director	March 1, 2007
/s/ JOHN V. DENSON John V. Denson	Director	March 1, 2007
/s/ W. EDGAR WELDEN W. Edgar Welden	Director	March 1, 2007

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of May 24, 2006, by and between Alabama National BanCorporation and The PB Financial Services Corporation (filed as Exhibit 2.1 to Alabama National's Current Report on Form 8-K dated May 24, 2006 and incorporated herein by reference).
3.1	Restated Certificate of Incorporation (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference)
3.2	First Amendment to Restated Certificate of Incorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-Q for the quarter ended March 31, 2005 and incorporated herein by reference)
3.3	Amended and Restated ByLaws (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.1	Lease Agreement dated June 1, 2000 between Woodward Properties, LLP and NBC (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)
10.1A	First Amendment to Lease Agreement dated December 31, 2001 between Woodward Properties, LLP and NBC (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
10.1B	Second Amendment to Lease Agreement dated February 28, 2003 between Woodward Properties, LLP and NBC (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
10.2	Credit Agreement between Alabama National BanCorporation and AmSouth Bank of Alabama dated as of December 29, 1995 relating to a $23,000,000 Revolving Loan (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference)
10.2A	Promissory Note between Alabama National BanCorporation and AmSouth Bank of Alabama dated as of December 29, 1995 relating to a $23,000,000 Revolving Loan (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference)
10.2B	Pledge Agreement between Alabama National BanCorporation and AmSouth Bank of Alabama dated as of December 29, 1995 relating to a $23,000,000 Revolving Loan (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference)
10.2C	First Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated February 10, 1997 (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference)
10.2D	Second Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated January 19, 1998 (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference)
10.2E	Third Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated June 23, 1999 (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference)

Exhibit Number	Description
10.2F	Fourth Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated June 20, 2000 (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference)
10.2G	Fifth Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated May 31, 2001 (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference)
10.2H	Sixth Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated May 31, 2002 (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference)
10.2I	Fourth AmSouth Bank Note Modification Agreement dated May 31, 2002 (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
10.2J	Seventh Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated May 31, 2003 (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference)
10.2K	Fifth AmSouth Bank Note Modification Agreement dated May 31, 2003 (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference)
10.2L	Eighth Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated May 31, 2004 (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference)
10.2M	Sixth AmSouth Bank Note Modification Agreement dated May 31, 2004 (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference)
10.2N	Ninth Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank, effective May 31, 2005 (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated June 6, 2005 and incorporated herein by reference)
10.2O	Seventh AmSouth Bank Note Modification Agreement, effective May 31, 2005 (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated June 6, 2005 and incorporated herein by reference)
10.2P	Tenth Amendment to Credit Agreement between Alabama National and AmSouth Bank, dated April 3, 2006 (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated April 3, 2006 and incorporated herein by reference)
10.2Q	Eighth AmSouth Note Modification Agreement, effective April 3, 2006 (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated April 3, 2006 and incorporated herein by reference)
10.2R	Revolving Note executed by Alabama National in favor of AmSouth Bank dated April 3, 2006 (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated April 3, 2006 and incorporated herein by reference)
10.2S	Pledge Agreement dated April 3, 2006 between AmSouth Bank and Alabama National (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated April 3, 2006 and incorporated herein by reference)

Exhibit Number	Description
10.2T	Eleventh Amendment to Credit Agreement between Alabama National and AmSouth Bank, dated December 8, 2006 (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated December 8, 2006 and incorporated herein by reference)
10.2U	Ninth AmSouth Bank Note Modification Agreement dated December 8, 2006 (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated December 8, 2006 and incorporated herein by reference)
10.2V	First Amendment to Pledge Agreement dated December 8, 2006 between AmSouth Bank and Alabama National (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated December 8, 2006 and incorporated herein by reference)
10.3*	Third Amendment and Restatement of the Alabama National BanCorporation Performance Share Plan (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated May 4, 2005 and incorporated herein by reference)
10.3A*	First Amendment to the Third Amendment and Restatement of the Alabama National BanCorporation Performance Share Plan (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
10.3B*	Second Amendment to the Third Amendment and Restatement of the Alabama National BanCorporation Performance Share Plan
10.3C*	Form of Notice of Award under the Third Amendment and Restatement of the Alabama National BanCorporation Performance Share Plan (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated January 25, 2006 and incorporated herein by reference)
10.3D*	Form of Notice of Long-Term PSP Award under the Third Amendment and Restatement of the Alabama National BanCorporation Performance Share Plan (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated January 17, 2007 and incorporated herein by reference)
10.4*	Alabama National BanCorporation Plan for the Deferral of Compensation for Directors Who Are Not Employees of the Company (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference)
10.4A*	Amendment One to the Alabama National BanCorporation Plan for the Deferral of Compensation for Directors Who Are Not Employees of the Company (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
10.5*	Alabama National BanCorporation Plan for the Deferral of Compensation by Non-Employee Directors of the Subsidiary Banks, and three amendments thereto (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
10.5A*	Amendment Four to the Alabama National BanCorporation Plan for the Deferral of Compensation by Non-Employee Directors of the Subsidiary Banks (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference)
10.5B*	Amendment Five to the Alabama National BanCorporation Plan for the Deferral of Compensation by Non-Employee Directors of the Subsidiary Banks (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)

Exhibit Number	Description
10.6*	Alabama National BanCorporation 1999 Long Term Incentive Plan (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference)
10.6A*	Amendment Number One to the Alabama National BanCorporation 1999 Long Term Incentive Plan (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
10.6B*	Amendment Number Two to the Alabama National BanCorporation 1999 Long Term Incentive Plan (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2006 and incorporated herein by reference)
10.7*	Alabama National BanCorporation Plan for the Deferral of Compensation by Key Employees (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference)
10.7A*	Amendment One to the Alabama National BanCorporation Plan for the Deferral of Compensation by Key Employees (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
10.7B*	Amendment Two to the Alabama National BanCorporation Plan for the Deferral of Compensation by Key Employees (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
10.8*	Non-Qualified Stock Option Agreement dated as of January 1, 2000 between John R. Bragg and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
10.9*	Non-Qualified Stock Option Agreement dated as of January 1, 2000 between John H. Holcomb, III and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
10.10*	Non-Qualified Stock Option Agreement dated as of January 1, 2000 between William E. Matthews, V and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
10.11*	Non-Qualified Stock Option Agreement dated as of January 1, 2000 between Richard Murray, IV and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
10.12*	Non-Qualified Stock Option Agreement dated as of January 1, 2000 between Dan M. David and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
10.13*	Non-Qualified Stock Option Agreement dated as of January 1, 2000 between James R. Thompson, III and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated February 18, 2005 and incorporated herein by reference)
10.14*	Non-Qualified Stock Option Agreement dated as of January 1, 2000 between Shelly S. Williams and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
10.15*	Employment Continuation Agreement dated as of September 21, 2000 between John R. Bragg and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)

Exhibit Number	Description
10.15A*	First Amendment to Employment Continuation Agreement between John R. Bragg and Alabama National BanCorporation, dated as of December 30, 2005 (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
10.16*	Employment Continuation Agreement dated as of September 21, 2000 between John H. Holcomb, III and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
10.16A*	First Amendment to Employment Continuation Agreement between John H. Holcomb, III and Alabama National BanCorporation, dated as of December 30, 2005 (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
10.17*	Employment Continuation Agreement dated as of September 21, 2000 between William E. Matthews, V and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
10.17A*	First Amendment to Employment Continuation Agreement between William E. Matthews, V and Alabama National BanCorporation, dated as of December 30, 2005 (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
10.18*	Employment Continuation Agreement dated as of September 21, 2000 between Richard Murray, IV and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
10.18A*	First Amendment to Employment Continuation Agreement between Richard Murray, IV and Alabama National BanCorporation, dated as of December 30, 2005 (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
10.19*	Employment Continuation Agreement dated as of September 21, 2000 between Dan M. David and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
10.19A*	First Amendment to Employment Continuation Agreement between Dan M. David and Alabama National BanCorporation, dated as of December 30, 2005 (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
10.20*	Employment Continuation Agreement dated as of February 20, 2007 between James R. Thompson, III and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated February 20, 2007 and incorporated herein by reference)
10.21*	Second Amendment and Restatement of the Alabama National BanCorporation Annual Incentive Plan (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference)
10.22*	Amended and Restated Performance Share Plan for Certain Directors of Citizens' and People's Bank, N.A. (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)

Exhibit Number	Description
10.22A*	Amendment One to the Amended and Restated Performance Share Plan for Certain Directors of Citizens' and People's Bank, N.A., dated October 16, 2002 (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
10.22B*	Amendment Two to the Amended and Restated Performance Share Plan for Certain Directors of Citizens' and People's Bank, N.A. (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
10.23*	Millennium Bank Directors' Stock Option Plan, and two amendments thereto (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.24*	Millennium Bank Officers' and Employees' Stock Option Plan, and one amendment thereto (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.25*	Cypress Bank Directors' Stock Option Plan (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.26*	Indian River 1999 Director Fee Stock Option Plan, and two amendments thereto (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.27*	Indian River Banking Company 1999 Stock Option Plan (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.28	Amended and Restated Declaration of Trust dated December 19, 2002 among State Street Bank and Trust Company of Connecticut, N.A., Alabama National BanCorporation, and others (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
10.29	Indenture dated December 19, 2002 between Alabama National BanCorporation and State Street Bank and Trust Company of Connecticut, N.A. (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
10.30	Guarantee Agreement dated December 19, 2002 between Alabama National BanCorporation and State Street Bank and Trust Company of Connecticut, N.A. (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
10.31	Amended and Restated Declaration of Trust dated September 26, 2003, between Alabama National BanCorporation, U.S. Bank National Association, and others (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 and incorporated herein by reference)
10.32	Indenture dated September 26, 2003, between Alabama National BanCorporation and U.S. Bank National Association (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 and incorporated herein by reference)
10.33	Guarantee Agreement dated September 23, 2003, between Alabama National BanCorporation and U.S. Bank National Association (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 and incorporated herein by reference)

Exhibit Number	Description
10.34	Amended and Restated Trust Agreement dated September 30, 2002, among Indian River Banking Company, Wells Fargo Bank, National Association, and others (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.34A	First Amendment to Amended and Restated Trust Agreement dated November 19, 2003, among Indian River Banking Company, Wells Fargo Bank, National Association, Alabama National BanCorporation and Others (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.35	Indenture dated September 30, 2002, between Indian River Banking Company and Wells Fargo Bank, National Association (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.35A	First Supplemental Indenture dated November 19, 2003 among Indian River Banking Company, Wells Fargo Bank, National Association, Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.36	Trust Preferred Securities Guarantee Agreement dated September 30, 2002, between Indian River Banking Company and Wells Fargo Bank, National Association (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.36A	First Amendment to Trust Preferred Securities Guarantee Agreement dated November 19, 2003 by and among Indian River Banking Company, Wells Fargo Bank, National Association, and Alabama National BanCorporation (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
10.37*	Alabama National BanCorporation Performance Share and Deferral Plan for Non-Employee Directors of Affiliate Banks (filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference)
10.37A*	Amendment One to the Alabama National BanCorporation Performance Share and Deferral Plan for Non-Employee Directors of Affiliate Banks (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
10.38	Agreement and Plan of Merger, dated as of October 27, 2005, by and between Alabama National BanCorporation and Florida Choice Bankshares, Inc. (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated October 27, 2005 and incorporated herein by reference)
10.39*	Summary of Compensation Arrangements with Named Executive Officers and Directors (effective January 1, 2007)
10.40	Summary of Compensation Payable to Non-Employee Directors (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated May 4, 2006 and incorporated herein by reference)
10.41	Agreement and Plan of Merger, dated as of May 24, 2006, by and between Alabama National and The PB Financial Services Corporation (filed as an Exhibit to Alabama National's Current Report on Form 8-K dated May 25, 2006 and incorporated herein by reference)
10.42	Florida Choice Bank Officers' and Employees' Stock Option Plan
10.42A	Amendment No. 1 to Florida Choice Bank Officers' and Employees' Stock Option Plan
10.42B	Amendment No. 2 to Florida Choice Bank Officers' and Employees' Stock Option Plan

Exhibit Number	Description
10.42C	Amendment No. 3 to Florida Choice Bank Officers' and Employees' Stock Option Plan
10.43	The Peachtree Bank 1998 Stock Option Plan
10.43A	First Amendment to The Peachtree Bank 1998 Stock Option Plan
10.44	Junior Subordinated Indenture dated as of December 20, 2002 between The PB Financial Services Corporation and Wilmington Trust Company.
10.44A	First Supplemental Indenture dated as of October 1, 2006 between Alabama National BanCorporation and Wilmington Trust Company
10.45	Guarantee Agreement dated as of December 20, 2002 between The PB Financial Services Corporation and Wilmington Trust Company
10.46	Amended and Restated Trust Agreement dated as of December 20, 2002 among The PB Financial Services Corporation, Wilmington Trust Company and others
10.47	Indenture dated as of March 29, 2005 between The PB Financial Services Corporation and JPMorgan Chase Bank, National Association
10.47A	First Supplemental Indenture dated as of September 29, 2006 between Alabama National BanCorporation and JPMorgan Chase Bank, National Association
10.48	Guarantee Agreement dated as of March 29, 2005 between The PB Financial Services Corporation and JP Morgan Chase Bank, National Association
10.49	Amended and Restated Declaration of Trust of PB Capital Trust II dated as of March 29, 2005, among The PB Financial Services Corporation, Chase Bank USA, National Association, JPMorgan Chase Bank, National Association, and others
14.1	Alabama National BanCorporation Code of Business Conduct and Ethics (filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference)
21.1	Subsidiaries of Alabama National BanCorporation
23.1	Consent of PricewaterhouseCoopers L.L.P.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Indicates a management contract or compensatory plan or arrangement.

Alabama National BanCorporation and Subsidiaries

Consolidated Financial Statements
December 31, 2006 and 2005 and the
Three Years Ended December 31, 2006

[This Page Intentionally Left Blank.]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Alabama National BanCorporation:

We have completed integrated audits of Alabama National BanCorporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Alabama National BanCorporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting" which appears under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail,

accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded The Peachtree Bank from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination on October 1, 2006. We have also excluded The Peachtree Bank from our audit of internal control over financial reporting. The Peachtree Bank represented approximately 7.5%, 8.5% and 9.4% of Alabama National's consolidated total assets, loans and leases (net of unearned income), and deposits, respectively, as of December 31, 2006, and approximately 3.8% of Alabama National's consolidated net income for the year ended December 31, 2006.

/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
March 1, 2007

Alabama National BanCorporation and Subsidiaries
Consolidated Statements of Financial Condition
(in thousands, except share data)
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and due from banks	$ 200,209	$ 189,256
Interest-bearing deposits in other banks	16,350	19,428
Federal funds sold and securities purchased under agreements to resell	89,865	70,472
Trading securities, at fair value	532	402
Investment securities (fair value $705,460 and $576,424 for 2006 and 2005, respectively)	716,406	591,153
Securities available for sale, at fair value	549,368	545,334
Loans held for sale	27,652	14,940
Loans and leases	5,461,400	4,147,739
Unearned income	(5,264)	(3,644)
Loans and leases, net of unearned income	5,456,136	4,144,095
Allowance for loan and lease losses	(68,246)	(52,815)
Net loans and leases	5,387,890	4,091,280
Property, equipment and leasehold improvements, net	155,176	114,159
Goodwill	314,276	148,071
Other intangible assets, net	16,842	9,358
Cash surrender value of life insurance	104,992	74,593
Receivables from investment division customers	1,114	7,166
Other assets	90,602	56,061
Total assets	$7,671,274	$5,931,673
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Noninterest bearing	$ 849,127	$ 729,045
Interest bearing	4,718,476	3,614,219
Total deposits	5,567,603	4,343,264
Federal funds purchased and securities sold under agreements to repurchase	627,297	545,337
Accrued expenses and other liabilities	57,076	61,361
Payables for securities purchased for investment division customers	1,446	5,886
Short-term borrowings	161,830	34,700
Long-term debt	402,399	369,246
Total liabilities	6,817,651	5,359,794
Commitments and contingencies *(see Notes 10 and 11)*		
Stockholders' equity:		
Common stock, $1 par; 50,000,000 shares authorized; 20,562,467 and 17,124,316 shares issued at December 31, 2006 and 2005, respectively	20,562	17,124
Additional paid-in capital	573,756	347,434
Retained earnings	266,668	216,144
Accumulated other comprehensive loss, net of tax	(7,363)	(8,823)
Total stockholders' equity	853,623	571,879
Total liabilities and stockholders' equity	$7,671,274	$5,931,673

The accompanying notes are an integral part of these consolidated financial statements.

Alabama National BanCorporation and Subsidiaries
Consolidated Statements of Income
(in thousands, except share data)
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest income:			
Interest and fees on loans	$376,680	$258,033	$184,464
Interest on securities	52,715	48,149	43,611
Interest on deposits in other banks	723	274	65
Interest on trading securities	50	21	55
Interest on federal funds sold	3,499	2,783	991
Total interest income	433,667	309,260	229,186
Interest expense:			
Interest on deposits	144,025	77,487	46,348
Interest on federal funds purchased	29,856	15,515	5,345
Interest on short-term borrowings	5,737	2,614	1,027
Interest on long-term borrowings	19,941	13,797	13,214
Total interest expense	199,559	109,413	65,934
Net interest income	234,108	199,847	163,252
Provision for loan and lease losses	5,393	7,615	4,949
Net interest income after provision for loan and lease losses	228,715	192,232	158,303
Noninterest income:			
Service charges on deposit accounts	15,896	16,335	17,126
Investment services income	4,291	4,210	11,652
Wealth management income	21,902	19,220	16,863
Gain on sale of mortgages	10,990	12,522	11,566
Insurance commissions	4,047	3,549	3,604
Commercial mortgage banking income	2,251	525	—
Bank owned life insurance	3,632	2,886	2,690
Securities (losses) gains	(1,250)	72	—
Other	16,531	12,404	9,284
Total noninterest income	78,290	71,723	72,785
Noninterest expense:			
Salaries and employee benefits	96,717	85,402	74,983
Commission based compensation	17,961	15,458	17,500
Occupancy and equipment expense, net	20,656	17,653	15,488
Amortization of intangibles	4,911	3,189	3,034
Legal and professional fees	4,527	5,400	5,235
Other	40,422	35,378	32,082
Total noninterest expense	185,194	162,480	148,322
Income before provision for income taxes	121,811	101,475	82,766
Provision for income taxes	41,995	34,802	28,122
Net income	$ 79,816	$ 66,673	$ 54,644
Weighted average common shares outstanding:			
Basic	18,942	17,216	15,848
Diluted	19,147	17,445	16,100
Earnings per common share:			
Basic	$ 4.21	$ 3.87	$ 3.45
Diluted	$ 4.17	$ 3.82	$ 3.39

The accompanying notes are an integral part of these consolidated financial statements.

Alabama National BanCorporation and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands)
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net income	$79,816	$ 66,673	$54,644
Other comprehensive income:			
Unrealized gains (losses) on securities available for sale arising during the period	2,156	(12,114)	(1,767)
Less: Reclassification adjustment for net (losses) gains included in net income	(1,250)	72	—
Other comprehensive income (expense), before taxes	3,406	(12,186)	(1,767)
Provision for (benefit of) income taxes related to items of other comprehensive income (expense)	1,212	(4,325)	(624)
Other comprehensive income (loss)	2,194	(7,861)	(1,143)
Comprehensive income	$82,010	$ 58,812	$53,501

The accompanying notes are an integral part of these consolidated financial statements.

Alabama National BanCorporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
(in thousands, except share data)
Years Ended December 31, 2005, 2005 and 2004

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Net of Taxes	Total Equity
Balance, December 31, 2003	12,838,844	$12,839	$126,370	$140,028	$ 181	$279,418
Net income				54,644		54,644
Common stock dividends declared ($1.25 per share)				(20,235)		(20,235)
Issuance of stock in purchase business combinations	3,016,073	3,016	160,392			163,408
Issuance of stock in underwritten public offering, net	977,500	978	48,695			49,673
Exercise of stock options and issuance of shares related to deferred compensation plans	166,501	166	2,788	(938)		2,016
Stock based compensation			1,916	(154)		1,762
Change in unrealized gains (losses) on available for sale securities, net of taxes					(1,143)	(1,143)
Balance, December 31, 2004	16,998,918	16,999	340,161	173,345	(962)	529,543
Net income				66,673		66,673
Common stock dividends declared ($1.35 per share)				(23,038)		(23,038)
Issuance of stock in purchase business combinations	64,839	65	4,168			4,233
Exercise of stock options and issuance of shares related to deferred compensation plans	60,559	60	716	(645)		131
Stock based compensation			2,389	(191)		2,198
Change in unrealized gains (losses) on available for sale securities, net of taxes					(7,861)	(7,861)
Balance, December 31, 2005	17,124,316	17,124	347,434	216,144	(8,823)	571,879
Net income				79,816		79,816
Common stock dividends declared ($1.50 per share)				(28,126)		(28,126)
Issuance of stock in purchase business combinations	3,358,463	3,358	221,846			225,204
Exercise of stock options and issuance of shares related to deferred compensation plans	79,688	80	357	(955)		(518)
Stock based compensation			1,638	(211)		1,427
Excess tax deduction on share-based payments			2,481			2,481
Change in unrealized gains (losses) on available for sale securities, net of taxes					2,194	2,194
Adjustment to initially apply FASB Statement No.158, net of tax					(734)	(734)
Balance, December 31, 2006	20,562,467	$20,562	$573,756	$266,668	$(7,363)	$853,623

The accompanying notes are an integral part of these consolidated financial statements.

Alabama National BanCorporation and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities			
Net income	$ 79,816	$ 66,673	$ 54,644
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan and lease losses	5,393	7,615	4,949
Deferred tax provision	(5,135)	(6,027)	795
Depreciation and amortization	14,887	9,984	9,664
Gain on disposition and liquidation of assets and liabilities	(590)	(230)	(84)
Securities losses(gains)	1,250	(72)	—
(Gain) loss on disposal of other real estate	(13)	(645)	(101)
Write-down of other real estate owned	62	140	173
Income earned on bank owned life insurance	(3,632)	(2,886)	(2,690)
Stock based compensation	1,428	2,229	1,784
Net amortization of securities	(8)	303	152
Net (increase) decrease in trading securities	(130)	188	(481)
Change in loans held for sale	(12,712)	7,373	(5,898)
(Increase) decrease in other assets	(10,482)	(14,771)	18,739
(Decrease) increase in other liabilities	(21,445)	16,520	(14,346)
Other	(39)	(130)	134
Net cash provided by operating activities	48,650	86,264	67,434
Cash flows from investing activities			
Purchases of investment securities	(216,986)	(121,777)	(449,219)
Proceeds from calls and maturities of investment securities	94,229	99,143	177,205
Purchases of securities available for sale	(37,079)	(119,162)	(589,839)
Proceeds from sales of securities available for sale	49,779	15,987	12,866
Proceeds from calls and maturities of securities available for sale	66,570	177,312	736,325
Net decrease (increase) in interest-bearing deposits in other banks	4,478	1,846	(11,255)
Net decrease (increase) in federal funds sold and securities purchased under agreements to resell	4,998	30,498	(82,860)
Net increase in loans	(465,483)	(651,774)	(386,078)
Purchases of property, equipment and leasehold improvements	(35,468)	(21,735)	(16,999)
Proceeds from sale of property and liquidation of assets	813	635	122
Proceeds from sale of other real estate owned	733	3,409	2,347
Cash paid for bank owned life insurance	(18,428)	(27)	(7,071)
Net cash acquired in business combinations	12,311	3,800	35,166
Net cash used in investing activities	(539,533)	(581,845)	(579,290)

The accompanying notes are an integral part of these consolidated financial statements.

Alabama National BanCorporation
Consolidated Statements of Cash Flows, Continued
(in thousands)
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from financing activities			
Net increase in deposits	317,471	408,541	529,198
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	69,125	166,223	(21,127)
Net increase (decrease) in short-term borrowings	122,576	(17,017)	(20,150)
Proceeds from long-term debt	171,000	168,000	24,000
Repayments of long-term debt	(152,464)	(173,000)	—
Dividends on common stock	(28,126)	(23,038)	(20,235)
Excess tax benefits from share-based compensation	2,481	—	—
Proceeds from underwritten public offering, net	—	—	49,673
Other	(227)	101	2,438
Net cash provided by financing activities	501,836	529,810	543,797
Increase in cash and cash equivalents	10,953	34,229	31,941
Cash and cash equivalents, beginning of year	189,256	155,027	123,086
Cash and cash equivalents, end of year	$ 200,209	$ 189,256	$155,027
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 192,949	$ 104,979	$ 64,988
Cash paid for income taxes	$ 56,677	$ 31,719	$ 22,847
Supplemental schedule of noncash investing activities:			
Foreclosure of other real estate owned	$ 887	$ 1,996	$ 2,365
Transfer of property to other real estate owned	$ —	$ —	$ 886
Change in unrealized holding gains and losses on securities available for sale	$ 2,194	$ (7,861)	$ (1,143)
Assets acquired and liabilities assumed in merger transactions (Note 2)			
Assets acquired in business combinations	$1,206,590	$ 4,991	$874,916
Liabilities assumed in business combinations	$ 953,012	$ 4,643	$748,401
Common stock issued in connection with business combinations	3,358	65	3,016

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Alabama National BanCorporation and Subsidiaries (the Company) provides a full range of banking and bank-related services to individual and corporate customers through its twelve subsidiary banks located in Alabama, Georgia, and Florida.

Basis of Presentation and Principles of Consolidation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and with general financial services industry practices. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the statement of condition dates and revenues and expenses for the periods shown. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan and lease losses, valuation of goodwill, other intangible assets and related impairment analyses, benefit plan obligations and expenses and income tax assets and liabilities.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks.

Securities

Investment securities are stated at amortized cost as a result of management's ability and intent to hold the securities until maturity. Premiums and discounts are amortized/accreted using the effective interest method.

Securities available for sale are those securities intended to be held for an indefinite period of time. The Company may sell these securities as part of its asset/liability strategy in response to changes in interest rates, changes in prepayment risk, or similar factors. Securities available for sale are recorded at fair value. Unrealized holding gains and losses on securities classified as available for sale are carried as a separate component of stockholders' equity, net of taxes.

Trading securities are securities held for sale and are stated at fair value. Bond purchases and sales are recorded on the trade date. Accounts receivable from and accounts payable to bond customers represent security transactions entered into for which the securities have not been delivered as of the statement of financial condition dates. Unrealized holding gains and losses on securities classified as trading are reported in earnings during the period in which they occur.

Gains and losses on the sale of securities are computed using the specific identification method.

Loans and Leases

Interest income with respect to loans is recognized when earned. Loans are reported at their outstanding principal balances net of any unearned income, charge-offs, and unamortized deferred fees and costs. Loan origination fees and costs are deferred and recognized as adjustments to income over the life of the related loans. Unearned income is amortized to income using the interest method.

The Company provides equipment financing to its customers through a variety of lease arrangements. Leases are carried at the aggregate of lease payments to be received plus estimated residual value of the leased property, less unearned income.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. When the fair value of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a specific reserve allocation which is a component of the allowance for loan and lease losses.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is established through a provision for loan and lease losses charged to expense. Loans and leases are charged against the allowance for loan and lease losses when management believes the collection of principal is unlikely. The allowance is management's estimate of probable inherent losses on existing loans and leases, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific loans and leases, and current economic conditions which may affect the borrower's ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. When a loan is placed on nonaccrual status, all interest which is accrued on the loan is reversed and deducted from earnings as a reduction of reported interest. Payments received on such loans are applied first to principal until the recoverability of the obligation is assured. Any remaining payments are then allocated as additional reductions of principal and interest income.

Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is principally computed using the straight-line method over the estimated useful life of each type of asset. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases. Maintenance and repairs are expensed as incurred; improvements and betterments are capitalized. When items are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gains or losses are credited or charged to income.

Other Real Estate

Other real estate, which primarily consists of property acquired by foreclosure, is initially recorded at the fair value less estimated selling costs. Other real estate is not depreciated. Subsequent to foreclosure, the assets are carried at the lower of carrying value or fair value less estimated cost to sell. Losses, representing the difference between the sales price and the carrying value of the property, are recorded on the date of the sale, while gains on sales financed by the Company are deferred until the initial and continuing investment by the borrower equals or exceeds specified levels. Gains on all other sales are recorded when realized. Other real estate at December 31, 2006 and 2005 totaled $790,000 and $623,000, respectively.

Other Intangible Assets

Other intangible assets relate to core deposits and customer lists. Other intangibles are amortized over a period based on the expected life of the intangible, generally five to ten years, using either the straight-line or accelerated methods of amortization.

Goodwill

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, the Company does not amortize goodwill. The Company tests goodwill for impairment at least annually. There has been no impairment resulting from impairment tests.

Software Costs

Software costs, which primarily represent costs to acquire third party software packages, have a recorded cost of approximately $7,491,000 and $6,293,000 and related accumulated amortization of approximately $6,057,000 and $4,805,000, and are included in other assets at December 31, 2006 and 2005, respectively. Amortization expense related to capitalized software costs totaled approximately $671,000, $582,000 and $564,000 during 2006, 2005, and 2004, respectively.

Income Taxes

There are two components of income tax expense: current and deferred. Current income tax expense reflects cash to be paid for taxes for the applicable period. Deferred income taxes are recognized due to temporary differences between the financial reporting basis and the income tax basis of assets and liabilities. Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards and tax credits will be realized. A valuation allowance is recorded for the amount of the deferred tax items for which it is more likely than not that realization will not occur.

Stock-Based Employee Compensation

As required by SFAS No. 123(R), *Share-Based Payment*, the Company uses a fair value-based method of accounting for compensation costs. Compensation cost for stock-based employee compensation arrangements is measured at the grant date based on the value of the award and is recognized over the related service period. The Company had fully adopted and implemented the expense recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, and has recorded compensation costs in accordance with these provisions for all periods presented herein. For additional information on share based payments see Note 13.

Advertising Costs

The Company expenses the costs of advertising when those costs are incurred.

Collateral Requirements

The Company requires collateral for certain transactions with retail and commercial customers. Specifically, margin loans made for the purpose of borrowing against marketable investment securities generally do not exceed 50% of the total market value of a customer's marginable securities portfolio at the time of the transaction and no more than 70% at anytime thereafter. Repurchase agreements, limited to commercial customers and correspondent banks, generally do not exceed the market value of securities used to secure such transactions at the time of the transaction or thereafter. Federal funds sold are made to correspondent banks on an unsecured basis and generally do not exceed limits established for each bank resulting from evaluation of the bank's financial position.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the 2006 presentation.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") released FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an*

amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires companies to recognize a net liability or asset to report the funded status of their defined benefit pension and other post retirement benefit plans on their balance sheets starting with balance sheets as of December 31, 2006. The Company adopted the statement effective December 31, 2006. See Note 12 for more information regarding the Company's adoption of FAS 158.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective beginning the first fiscal year that begins after November 15, 2007. The adoption of this standard is not expected to have a material impact on the consolidated financial statements of the Company.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108") which provides guidance on quantifying financial statement misstatements. SAB 108 requires financial statement misstatements to be quantified in relation to both its impact on the current year income statement (the "rollover" approach) and the current year balance sheet (the "iron curtain" approach). If a misstatement is material under either approach (the "dual approach") the financial statements must be adjusted for the misstatement.

In September 2006, the Emerging Issues Task Force issued EITF Issue No. 06-04, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements* (EITF 06-04). EITF 06-04 establishes that for certain split-dollar life insurance arrangements, an employer should recognize a liability for future benefits in accordance with currently existing accounting pronouncements based on the substantive agreement with the employee. EITF 06-04 will be effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of the adoption of EITF 06-04 and has not yet determined the impact EITF 06-04 will have on the Company's consolidated financial statements upon adoption.

In September 2006, the Emerging Issues Task Force issued EITF Issue No. 06-05, *Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No 85-4* ("EITF 06-05"). EITF 06-05 clarifies the accounting for bank-owned life insurance ("BOLI") and stipulates that policyholders should consider any additional amounts included in the contractual terms of the insurance policies other than cash surrender value in determining the amount that could be realized under the insurance contract in accordance with FASB Technical Bulletin No. 85-4. EITF 06-05 also establishes that policyholders should determine the amount that could be realized under the life insurance contracts assuming the surrender of an individual-life by individual-life policy. EITF 06-05 is effective for fiscal years beginning after December 31, 2006. The Company has evaluated the impact of the adoption of EITF 06-05 and determined that the adoption of EITF 06-05 will not have a material impact on the Company's consolidated financial statements.

In July 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company will adopt this Interpretation in the first quarter of 2007. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company has commenced the process of evaluating the expected effect of FIN 48 on its consolidated financial statements and has preliminarily determined that adoption will not have a material impact on the Company's consolidated financial statements.

In March 2006, the FASB issued FASB Statement No.156, *Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140* ("FAS 156"). FAS 156 clarifies when to separately account for servicing rights, requires separately recognized servicing rights to be initially measured at fair value, and provides the option to subsequently account for those servicing rights (by class) at either fair value or under the amortization method previously required under FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. For the Company this Statement is effective for calendar year 2007. The adoption of this standard will not have a material impact on the consolidated financial statements of the Company.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments* (SFAS 155). This Statement amends SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS 140, *Accounting for Transfers and Servicing of financial Assets and Extinguishments of Liabilities*, and resolves issues addressed in SFAS 133 Implementation Issue D1, *Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.*

SFAS 155 permits, but does not require, fair value accounting for any hybrid financial instrument that contains and embedded derivative that would otherwise require bifurcation in accordance with SFAS 133, and amends SFAS 140 to eliminate the problem on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. In addition, SFAS 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain and embedded derivative requiring bifurcation. This statement also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133 and makes clear that concentrations of credit risk in the form of subordination are not embedded derivatives.

SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006. The fair value election provided for in this guidance may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under SFAS 133 prior to adoption of this guidance. The changes required by SFAS 155 are not expected to have a material impact on the consolidated financial statements of the Company.

In January 2007, the FASB issued SFAS 133 Implementation Issue B40, *Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets*, which provides a narrow scope exception from the SFAS 155 requirement to evaluate interests in securitized financial assets for embedded derivatives that would require bifurcation. The bifurcation tests outlined in paragraph 13(b) of SFAS 133 will not be required for securitized interests containing only an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial assets and that meet certain criteria. B40 is required to be applied upon adoption of SFAS 155.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits companies to elect to measure certain eligible items at fair value. Subsequent unrealized gains and losses on those items will be reported in earnings. Upfront costs and fees related to those items will be reported in earnings as incurred and not deferred.

SFAS 159 is effective for fiscal years beginning after November 15, 2007. If a company elects to apply the provisions of the Statement to eligible items existing at that date, the effect of the remeasurement to fair value will be reported as a cumulative effect adjustment to the opening balance of retained earnings. Retrospective application will not be permitted. The Company is currently assessing whether it will elect to use the fair value option for any of its eligible items.

On December 16, 2004, the FASB issued SFAS 123(R), *Share-Based Payment*, which is a revision of SFAS 123, *Accounting for Stock-Based Compensation*. SFAS 123(R) supersedes APB Opinion 25, *Accounting for Stock Issued to Employees*, and amends SFAS 95, *Statement of Cash Flows*. Generally the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on fair values. The Company adopted SFAS 123(R) on January 1, 2006. The Company previously used a fair value-based method of accounting for compensation costs and had fully adopted and implemented the expense recognition provisions of SFAS 123. Accordingly, the changes required by SFAS 123(R) did not have a material impact on the Company's financial condition or results of operations. See Note 13 for more information regarding the Company's adoption of SFAS 123(R) and the required disclosures.

2. Business Combinations

During the last three years the Company has grown substantially through acquisitions. On April 3, 2006, the Company completed the acquisition of Florida Choice Bankshares, Inc. ("Florida Choice"). On October 1, 2006, the Company completed the acquisition of The PB Financial Services Corporation ("Peachtree"). On February 20, 2004, the Company completed the acquisition of Cypress Bankshares, Inc. ("Cypress"). On July 9, 2004, the Company completed the acquisition of Coquina Bank ("Coquina"). Coquina was merged with Cypress Bank on August 20, 2004 to form CypressCoquina Bank. In addition to the Coquina and Cypress acquisitions, the Company completed the acquisition of Indian River Banking Company ("Indian River") on February 27, 2004.

The Company acquired all of the voting stock of the acquired bank in each acquisition. The Company's results of operations include the operations of the acquired banks since the acquisition date. The table below summarizes the details of the bank acquisitions completed during the last three years.

	The PB Financial Services Corporation	Florida Choice Bankshares, Inc.	Coquina Bank	Indian River Banking Company	Cypress Bankshares, Inc.
Location	Duluth, GA	Mt. Dora, FL	Ormond Beach, FL	Vero Beach, FL	Palm Coast, FL
Merger closing date	10/1/2006	4/3/2006	7/9/2004	2/27/2004	2/20/2004
Shares of Alabama National common stock issued	1,878,069	1,480,394	543,571	2,017,053	455,449
Stock options assumed (as converted)	66,771	2,356	—	123,430	52,130
Additional cash consideration	$0.4 million	$18.3 million	$2.0 million	$5.1 million	$1.9 million
Total purchase price	$140.6 million	$113.0 million	$31.7 million	$111.6 million	$27.3 million

The following table summarizes the fair values of the assets acquired and liabilities assumed of Peachtree, Florida Choice, Coquina, Indian River and Cypress at the date of acquisition (in thousands):

	Peachtree	Florida Choice	Coquina	Indian River	Cypress
Cash and interest bearing deposits in banks	$ 15,352	$ 16,989	$ 8,281	$ 26,178	$ 9,691
Securities	56,292	27,344	11,421	241,905	26,111
Federal funds sold and securities purchased under agreements to resell	18,273	6,118	233	384	959
Net loans	458,712	378,696	89,229	282,857	75,396
Other assets	31,132	19,514	6,267	10,299	7,636
Goodwill	100,056	66,149	21,893	72,446	17,688
Core deposit intangible	3,111	9,284	1,006	7,542	1,644
Total assets acquired	682,928	524,094	138,330	641,611	139,125
Deposits	526,109	380,759	102,829	444,697	104,250
Other liabilities	16,208	30,368	3,763	85,333	7,529
Total liabilities assumed	542,317	411,127	106,592	530,030	111,779
Net assets acquired	$140,611	$112,967	$ 31,738	$111,581	$ 27,346

The acquisitions of Peachtree, Florida Choice, Coquina, Indian River and Cypress resulted in the recognition of $103,167,000, $75,433,000, $22,899,000, $79,990,000 and $19,332,000 of intangible assets, respectively. The Company allocated $3,111,000, $9,284,000, $1,006,000, $7,542,000 and $1,644,000 of the total intangible to core deposits, respectively. This allocation was based on the Company's valuation of the core deposits of the acquired banks. The principal factors considered by the Company when valuing the core deposit intangibles consist of the following: (1) the rate and maturity structure of the interest bearing liabilities, (2) estimated retention rates for each deposit liability category, (3) the current interest rate environment and (4) estimated noninterest income potential of the acquired relationship. The core deposit intangible created is being amortized on an accelerated basis not to exceed seven years. The remaining intangible created was allocated to goodwill.

The following table presents unaudited pro forma results of operations for the years ended December 31, 2006, 2005 and 2004. The 2004 results have been adjusted as if the Peachtree, Florida Choice, Coquina, Indian River and Cypress acquisitions had occurred on January 1, 2004. The 2006 and 2005 results have been adjusted as if the Peachtree and Florida Choice acquisitions had occurred on January 1 of each year. There is no adjustment needed for Coquina, Indian River and Cypress for 2006 and 2005 since these acquisitions occurred during 2004. Since no consideration is given to operational efficiencies and expanded products and services, the pro forma summary information does not necessarily reflect the results of operations as they would have been, if the acquisitions had occurred at the dates presented.

	2006	2005	2004
	(in thousands, except per share amount)		
Total revenue*	$335,332	$303,224	$264,251
Net income	$ 86,646	$ 72,120	$ 60,401
Basic EPS	$ 4.18	$ 3.51	$ 3.04
Diluted EPS	$ 4.13	$ 3.46	$ 2.99

* Total revenue consists of net interest income and noninterest income

In addition to the banking mergers described above, during 2005 the Company purchased the outstanding minority interest in one of its bank subsidiaries. The total purchase price was $325,000. This transaction resulted in the recognition of $216,000 of additional goodwill. During 2005 Alabama National also acquired a commercial mortgage banking company. Alabama National issued 64,839 shares of common stock in exchange for the outstanding shares of the acquired company. The transaction resulted in the recognition of $3.5 million of goodwill and $1.0 million of other customer intangibles that are classified as other amortizing intangible assets.

3. Goodwill and Other Acquired Intangible Assets

The changes in the carrying amounts of goodwill attributable to each of the following three operating segments of the Company for the years ended December 31, 2006 and 2005 are as follows (in thousands):

	Retail and Commercial Banking	Insurance Division	Commercial Mortgage Banking Division
Balance, January 1, 2005	$141,703	$2,693	$ —
Acquired goodwill	216	—	3,450
Other goodwill adjustments	9	—	—
Balance, December 31, 2005	141,928	2,693	3,450
Acquired goodwill	166,205	—	—
Balance, December 31, 2006	$308,133	$2,693	$3,450

Each of these segments was tested for impairment in accordance with SFAS No. 142 on December 31, 2006 and 2005: The fair value of the Retail and Commercial Banking unit and Commercial Mortgage Banking Division were estimated using the present value of future cash flows and the fair value of the Insurance Division was estimated using a multiple of revenues. The impairment tests indicated that no impairment charge was required at either test date.

Intangible assets as of December 31, 2006 and 2005 are detailed in the following table (in thousands):

	As of December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortizing intangible assets			
Core deposit intangibles	$30,524	$(14,633)	$15,891
Other customer intangibles	2,064	(1,113)	951
Total amortizing intangible assets	$32,588	$(15,746)	$16,842

	As of December 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortizing intangible assets			
Core deposit intangibles	$18,130	$(10,140)	$ 7,990
Other customer intangibles	2,064	(696)	1,368
Total amortizing intangible assets	$20,194	$(10,836)	$ 9,358

The Company recognized $4,911,000, $3,189,000 and $3,034,000 of intangible amortization expense for the years ended December 31, 2006, 2005 and 2004, respectively. Based upon the recorded intangible assets as of December 31, 2006, aggregate amortization expense for the years ending December 31, 2007 through December 31, 2011 is estimated to be $5,287,000, $4,127,000, $3,134,000, $2,250,000 and $1,220,000, respectively.

Core deposit intangibles have a weighted-average amortization period of 3.2 years and other customer intangibles have a weighted-average amortization period of 2.9 years. The weighted-average amortization period for all amortizing intangible assets is 3.2 years.

4. Securities

The amortized costs and estimated market values of investment securities (carried at amortized cost) and securities available for sale (carried at market value) are as follows (in thousands):

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 24,227	$ —	$ 595	$ 23,632
Obligations of states and political subdivisions	74,785	537	154	75,168
Mortgage-backed securities issued or guaranteed by U.S. government corporations and agencies	617,394	1,222	11,956	606,660
Totals	$716,406	$1,759	$12,705	$705,460
Securities available for sale				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$192,887	$ 112	$ 3,985	$189,014
Obligations of states and political subdivisions	57,805	765	261	58,309
Mortgage-backed securities issued or guaranteed by U.S. government corporations and agencies	264,795	260	7,145	257,910
Other securities	1,000	—	—	1,000
Equity securities	43,135	—	—	43,135
Totals	$559,622	$1,137	$11,391	$549,368

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 24,217	$—	$ 753	$ 23,464
Obligations of states and political subdivisions	21,152	165	159	21,158
Mortgage-backed securities issued or guaranteed by U.S. government corporations and agencies	545,784	92	14,074	531,802
Totals	$591,153	$257	$14,986	$576,424
Securities available for sale				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$212,793	$—	$ 6,100	$206,693
Obligations of states and political subdivisions	36,234	651	389	36,496
Mortgage-backed securities issued or guaranteed by U.S. government corporations and agencies	277,706	191	7,970	269,927
Equity securities	32,261	—	43	32,218
Totals	$558,994	$842	$14,502	$545,334

Equity securities are comprised primarily of Federal Home Loan Bank of Atlanta and Federal Reserve Bank stock. These holdings are required under regulatory guidelines.

Maturities of securities at December 31, 2006 are summarized as follows (in thousands):

	Investment Securities		Available for Sale	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ —	$ —	$ 12,964	$ 12,885
Due after one year through five years	25,769	25,171	181,822	178,049
Due after five years through ten years	9,636	9,762	28,973	29,220
Due after ten years	63,607	63,867	27,933	28,169
Mortgage-backed securities	617,394	606,660	264,795	257,910
Equity securities	—	—	43,135	43,135
Totals	$716,406	$705,460	$559,622	$549,368

Gross gains of $0, $72,000 and $0 were realized on the sale of securities during 2006, 2005 and 2004, respectively, and gross losses of $1,250,000, $0, and $0 were realized on the sale of securities during 2006, 2005 and 2004, respectively.

Information pertaining to securities with gross unrealized losses at December 31, 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows (in thousands):

	Less Than Twelve Months		Over Twelve Months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Investment securities						
Debt securities:						
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ —	$—	$ 24,227	$ 595	$ 24,227	$ 595
Obligations of states and political subdivisions	22,658	121	4,281	33	26,939	154
Mortgage-backed securities issued or guaranteed by U.S. government corporations and agencies	17,982	144	459,519	11,812	477,501	11,956
Total investment securities	$40,640	$265	$488,027	$12,440	$528,667	$12,705

	Less Than Twelve Months		Over Twelve Months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Securities Available for Sale						
Debt securities:						
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 6,172	$142	$161,788	$ 3,843	$167,960	$ 3,985
Obligations of states and political subdivisions	5,726	38	10,178	223	15,904	261
Mortgage-backed securities issued or guaranteed by U.S. government corporations and agencies	19,374	151	217,754	6,994	237,128	7,145
Total debt securities	31,272	331	389,720	11,060	420,992	11,391
Equity securities	—	—	—	—	—	—
Total securities available for sale	$31,272	$331	$389,720	$11,060	$420,992	$11,391

Management evaluates securities for other-than-temporary impairment no less frequently than quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to

(1) length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2006, 505 debt securities have been in a loss position for more than twelve months and 101 debt securities have been in a loss position for less than twelve months. The losses for all securities are considered to be a direct result of rising interest rates and the effect that rising rates has on the value of debt securities and not related to the credit worthiness of the issuers. Further, the Company has the current intent and ability to hold the securities to an expected recovery in market value. Therefore, the Company has not recognized any other-than-temporary impairments.

5. Loans and Leases

Major classifications of loans and leases at December 31, 2006 and 2005 are summarized as follows (in thousands):

	2006	2005
Commercial, financial, and agricultural	$ 401,057	$ 287,014
Real estate		
Construction	1,901,671	1,225,451
Mortgage—residential	1,166,847	1,092,514
Mortgage—commercial	1,517,744	1,100,794
Mortgage—other	20,129	9,828
Consumer	94,563	82,908
Lease financing receivables	87,018	62,423
Securities brokerage margin loans	18,642	17,928
Other	253,729	268,879
Gross loans and receivables	5,461,400	4,147,739
Less unearned income	(5,264)	(3,644)
Loans and leases, net of unearned income	5,456,136	4,144,095
Less allowance for loan and lease losses	(68,246)	(52,815)
Net loans and leases	$5,387,890	$4,091,280

In the normal course of business, loans are made to directors, officers, and their affiliates. Such loans are made on substantially the same terms as to other customers of the banks. The aggregate of such loans was $108,849,000 and $81,204,000 at December 31, 2006 and 2005, respectively. During 2006 and 2005, new loans of $85,828,000 and $59,851,000 were funded and reductions totaled $58,183,000 and $43,899,000, respectively.

Loans on which the accrual of interest has been discontinued or reduced amounted to approximately $10,921,000 and $6,446,000 at December 31, 2006 and 2005, respectively. If these loans had been current throughout their terms, gross interest income for the years ended December 31, 2006 and 2005 would have increased by approximately $518,000 and $453,000, respectively.

At December 31, 2006 and 2005, the recorded net investment in loans for which impairment has been recognized totaled $10,921,000 and $6,446,000, respectively. Management of the Company believes that

the fair value of these impaired loans is equal to or greater than the amount recorded on the Company's books. The Company did not recognize any material interest income on impaired loans during the portion of the year that they were impaired. The impaired loans at December 31, 2006 and 2005 were measured for impairment primarily using the fair value of the collateral. The average investment in these loans for the years ended December 31, 2006 and 2005 amounted to $6,616,000 and $6,791,000, respectively.

All of the loans identified as being impaired have been specifically allocated a portion of the allowance for loan and lease losses. This specifically allocated portion of the allowance totaled $886,000 and $254,000 at December 31, 2006 and 2005, respectively.

The Company grants real estate, commercial, and consumer loans to customers primarily in Alabama, Georgia, and Florida. Although the Company has a diversified loan portfolio, significant concentrations include loans collateralized by improved and undeveloped commercial and residential real estate.

6. Allowance for Loan and Lease Losses

A summary of the allowance for loan and lease losses for the years ended December 31, 2006, 2005 and 2004 is as follows (in thousands):

	2006	2005	2004
Balance, beginning of year	$52,815	$46,584	$36,562
Loans charged off	(2,322)	(2,918)	(4,583)
Recoveries	1,424	1,534	2,746
Net charge-offs	(898)	(1,384)	(1,837)
Provision charged to operations	5,393	7,615	4,949
Additions to allowance through acquisition	10,936	—	6,910
Balance, end of year	$68,246	$52,815	$46,584

7. Property, Equipment, and Leasehold Improvements

Major classifications of property, equipment, and leasehold improvements at December 31, 2006 and 2005 are summarized as follows (in thousands):

	Estimated Useful Lives	2006	2005
Land		$ 38,860	$ 31,025
Buildings and improvements	5—40 years	82,102	65,979
Leasehold improvements	10—30 years	8,086	8,155
Furniture, equipment, and vault	3—30 years	69,461	58,517
Construction in progress		28,355	11,009
		226,864	174,685
Less accumulated depreciation and amortization		(71,688)	(60,526)
Property, equipment, and leasehold improvements, net		$155,176	$114,159

8. Deposits

Deposits at December 31, 2006 and 2005 are summarized as follows (in thousands):

	2006	2005
Demand deposit accounts	$ 849,127	$ 729,045
NOW accounts	1,179,686	1,021,494
Savings and money market accounts	1,120,683	884,496
Time deposits less than $100,000	1,211,208	760,832
Time deposits of $100,000 or more	1,206,899	947,397
Total deposits	$5,567,603	$4,343,264

At December 31, 2006, the scheduled maturities of time deposits are as follows (in thousands):

2007	$1,972,993
2008	223,706
2009	69,218
2010	76,926
2011	74,370
Thereafter	894
Total	$2,418,107

Certain directors of the Company, including their families and affiliated companies, are deposit customers. Total deposits of these persons at December 31, 2006 and 2005 were approximately $44,212,000 and $39,406,000, respectively.

9. Short and Long-Term Borrowings

Federal funds purchased and securities sold under agreements to repurchase are summarized as follows (in thousands):

	2006	2005
Federal funds purchased	$417,472	$380,729
Securities sold under agreements to repurchase	209,825	164,608
Total federal funds purchased and securities sold under agreements to repurchase	$627,297	$545,337

Short-term borrowings are summarized as follows (in thousands):

	2006	2005
Note payable to third-party bank under secured master note agreement; rate varies with LIBOR and was 6.00% at December 31, 2006; collateralized by the Company's stock in subsidiary banks. Matures on May 31, 2007.	$ 15,800	$ —
FHLB open ended notes payable; rate varies daily based on the FHLB Daily Rate Credit interest price and was 5.50% and 4.44% at December 31, 2006 and 2005, respectively.	7,530	10,700
FHLB borrowings due at various maturities ranging from January 18, 2007 through December 14, 2007 at December 31, 2006; at December 31, 2005, maturities ranged from May 12, 2006 to July 13, 2006; bearing interest at fixed and variable rates ranging from 2.93% to 5.44% at December 31, 2006 and at December 31, 2005 included fixed interest rates ranging from 4.17% to 4.35%.	138,500	24,000
Total short-term borrowings	$161,830	$34,700

Long-term borrowings are summarized as follows (in thousands):

	2006	2005
FHLB borrowings due at various maturities ranging from January 29, 2008 through December 19, 2016 at December 31, 2006; at December 31, 2005, maturities ranged from March 26, 2008 to November 23, 2015; bearing interest at fixed rates ranging from 2.91% to 6.00% at December 31, 2006 and bearing interest at rates ranging from 2.05% to 6.00% at December 31, 2005; convertible to variable rate advances at the option of the FHLB at dates ranging from January 23, 2007 to December 21, 2009.	$283,978	$285,636
FHLB borrowings due at various maturities ranging from November 5, 2008 to April 6, 2011 at December 31, 2006; maturity was November 5, 2008 at December 31, 2005; rate varies quarterly with LIBOR and was 5.37% at December 31, 2006 and at December 31, 2005 rate was 4.29%.	55,000	30,000
Note payable to third-party bank under secured master note agreement; rate varies with LIBOR and was 6.15% at December 31, 2006; collateralized by the Company's stock in subsidiary banks. Matures on March 31, 2009.	16,000	—
Junior subordinated debentures payable to unconsolidated trusts due at dates ranging from December 18, 2031 to March 29, 2035; rates vary quarterly with LIBOR and ranged from 7.31% to 9.25% at December 31, 2006; at December 31, 2005 rates ranged from 7.58% to 8.10%.	47,421	53,610
Total long-term borrowings	$402,399	$369,246

Aggregate maturities of long-term borrowings are as follows for fiscal years (in thousands):

2007	$ —
2008	33,000
2009	86,000
2010	18,000
2011	50,000
Thereafter	215,399
	$402,399

The short-term note payable to a third-party bank at December 31, 2006 is payable in full on May 31, 2007. Maximum borrowing under the secured master note agreement is $20,000,000 and interest is payable quarterly. The long-term note payable to a third party bank is payable in full on March 31, 2009 and interest is payable quarterly. The notes are cross collateralized by the stock of a subsidiary bank.

At December 31, 2006, the Company has approximately $1.5 billion of unused available credit with the FHLB in addition to the approximately $485,008,000 above, approximately $4,200,000 of unused available credit with a regional financial institution, and federal funds lines of approximately $465,700,000 with various correspondent banks, of which approximately $376,700,000 remains available.

The Company has also pledged approximately $122,957,000 in loans to the Federal Reserve Bank of Atlanta as collateral for a discount window credit facility. At December 31, 2006, the Company had access to approximately $92,218,000 under this facility, with no outstanding borrowings.

The FHLB has a blanket lien on the Company's 1-4 family mortgages, commercial real estate mortgages, home equity lines of credit, and certain multifamily mortgages. In addition to these liens, the Company has also pledged securities as collateral for the outstanding debt. These securities had a carrying value of $55,707,000 at December 31, 2006.

Additional details regarding short-term borrowings, federal funds purchased and repurchase agreements are shown below (in thousands):

	2006	2005	2004
Average amount outstanding during the year	$ 757,767	$583,046	$454,863
Maximum amount outstanding at any month end	$1,009,163	$681,962	$536,539
Weighted average interest rate:			
During year	4.70%	3.11%	1.40%
End of year	4.89%	3.85%	2.17%

10. Operating Leases

One of the Company's subsidiary banks leases its main office building from a partnership, which is partially owned by certain directors and stockholders of the Company, under a noncancelable operating lease expiring in 2020. Rent expense under the terms of this related party lease was $1,587,000, $1,463,000 and $1,380,000, respectively, during 2006, 2005 and 2004. Additionally, several subsidiary banks lease branch offices and equipment under operating leases.

Minimum future rental payments for operating leases are as follows (in thousands):

	Operating Leases
2007	$ 3,649
2008	3,415
2009	3,124
2010	2,827
2011	2,371
Thereafter	24,060
Total minimum payments	$39,446

Rent expense charged to operations under operating lease agreements for the years ended December 31, 2006, 2005, and 2004 was approximately $3,997,000, $3,334,000 and $2,903,000, respectively.

11. Commitments and Contingencies

In the normal course of business, the Company makes commitments to meet the financing needs of its customers. These commitments include commitments to extend credit and standby letters of credit. These instruments include, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The Company's exposure to credit risk is the extent of nonperformance by the counter party to the financial instrument for commitments to extend credit and standby letters of credit and is represented by the contractual amount of those instruments. The Company uses the same credit policies and procedures in making commitments and conditional obligations as it does for loans.

At December 31, 2006 and 2005, unused commitments under lines of credit aggregated approximately $1,740,355,000 and $1,275,894,000, of which approximately $68,148,000 and $43,293,000 pertained to related parties, respectively. The Company evaluates each customer's creditworthiness on an individual basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, residential real estate and income-producing commercial properties.

The Company had approximately $78,627,000 and $53,458,000 in irrevocable standby letters of credit outstanding at December 31, 2006 and 2005, respectively, of which approximately $1,399,000 and $1,179,000 at December 31, 2006 and 2005, respectively, pertained to related parties. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The collateral varies but may include accounts receivable, inventory, property, plant, and equipment, and residential real estate for those commitments for which collateral is deemed necessary.

The Company, in the normal course of business, is subject to various pending and threatened litigation. Based on review and consultation with legal counsel, management does not anticipate that the ultimate liability, if any, resulting from such litigation will have a material adverse effect on the Company's financial condition or results of operations.

The Company has received preliminary tax assessments for certain state taxes from a taxing authority for subsidiaries holding investments outside of the state. Based upon a review of the assessment and the

relevant tax laws and based on review and consultation with counsel, management does not anticipate that the ultimate liability, if any, resulting from such assessment will have a material adverse effect on the Company's financial condition or results of operations.

12. Employee Benefit Plans

The Company, through two of its subsidiary banks, sponsors two defined benefit pension plans. Each of these plans has been frozen with regard to future benefit accruals and participation by new employees. The Company adopted FAS 158 effective December 31, 2006. The adoption of this accounting standard required the Company to reflect the funded status of pension plans on the Consolidated Statements of Financial Condition. The following table shows the impact of adopting FAS 158 on the Consolidated Statements of Financial Condition of the Company.

	Before Adoption of FAS 158	Adoption Adjustments	After Adoption of FAS 158
Assets			
Other assets	$91,336	$(734)	$90,602
Equity			
Accumulated other comprehensive loss	$ (6,629)	$(734)	$ (7,363)

The components of net pension income for the years ended December 31, 2006, 2005, and 2004 are as follows (in thousands):

	2006	2005	2004
Service cost	$ —	$ —	$ —
Interest cost	(371)	(363)	(367)
Expected return on plan assets	479	486	470
Recognized net actuarial loss	(80)	(32)	(33)
Net periodic pension benefit	28	91	70
Settlement loss	(13)	—	(53)
Pension income	$ 15	$ 91	$ 17

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit over the next fiscal year is $34,000.

The amounts recognized in accumulated other comprehensive income upon adoption of FAS 158 are as follows (in thousands):

	2006
Net actuarial loss	$(1,187)
Tax benefit	453
Total recognized in accumulated other comprehensive income	$ (734)

The reconciliation of the beginning and ending balances of the projected benefit obligation and plan assets, as well as disclosure of the plans' funded status for the years ended December 31, 2006 and 2005, is as follows (in thousands):

	2006	2005
Change in plan assets		
Fair value of plan assets at January 1	$6,932	$7,013
Actual return on plan assets	694	199
Benefits paid	(208)	(280)
Benefits paid Settlements	(61)	—
Fair value of plan assets at December 31	$7,357	$6,932
Change in benefit obligation		
Projected benefit obligation at January 1	$6,813	$6,330
Interest cost	370	363
Actuarial (gain) loss	(239)	400
Benefits paid	(208)	(280)
Settlements	(61)	—
Projected benefit obligation at December 31	$6,675	$6,813
Funded status		
Plan assets in excess of projected benefit obligation	$ 682	$ 119
Unrecognized net loss	N/A	1,734
Accrued pension asset	$ 682	$1,853

The accumulated benefit obligation for the combined defined benefit pension plans is $6,675,000 and $6,813,000 at December 31, 2006 and 2005, respectively.

Assumptions

Primary assumptions used to actuarially determine benefit obligations and net pension expense are as follows:

	Benefit Obligation		
	2006	2005	2004
Discount rate	5.75%	5.50%	5.75%
Salary rate increase	N/A	N/A	N/A

	Net Pension Income (Expense)		
	2006	2005	2004
Discount rate	5.50%	5.75%	6.00%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Salary rate increase	N/A	N/A	N/A

The discount rate has been determined by matching the expected benefit payment stream against the Citigroup Pension Discount Curve, which produced a result comparable with using the Moody's Aa-rated Corporate Bond rate as the benchmark.

The expected long-term return on plan assets assumption has been derived by applying the weighted-average target allocation to the expected return by asset category, shown in the table below. Overall, the expected return assumptions for each asset class utilized is generally based on expectation of future returns.

Plan Assets

The consolidated pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows:

	Plan Assets at December 31,		Target Allocation	Expected Return By Category
	2006	2005		
Asset Category				
Equity securities	78.7%	72.8%	51.3%	9.0%
Debt securities	17.2%	21.6%	46.7%	5.0%
Cash equivalents	4.1%	5.6%	2.0%	2.0%
Total/weighted average expected return	100%	100%	100%	7.00%

The target asset allocation shown above represents the weighted-average target allocation of total plan assets. Each plan's stated investment policy allows for a range of percentages within each asset class that generally is 10% above and below the target. At December 31, 2006 and 2005, the plans were out of policy due to an increase in value of the equity securities and a decline in market value of debt securities. The plan trustee monitors the asset allocation relative to the target and determines whether to rebalance the portfolio immediately or allow the asset allocation to remain different from the target. The stated investment goals are to generate a return in excess of 7.0% (the current long-term return assumption), to meet or exceed the rate of return of similarly balanced market indexes and to provide an appropriate amount of liquidity to meet distribution requirements of current and future retirees. The risk management practices employed by the plans' investment policies include diversification criteria, requirements that fixed income investments be of investment quality, an annual assessment of investment managers, analysis of fund performance against benchmarks and substantiation that investment results are consistent with stated objectives, goals and guidelines. Finally, there are several categories of investments that are not eligible for investment without specific approval. These include: short sales, margin purchases, private placements, commodities, security loans, unregistered or restricted stock, warrants, real estate mortgages, real estate equity, options and futures.

Equity securities include Alabama National BanCorporation common stock in the amounts of $1.34 million (18.2% of total plan assets) and $1.26 million (18.2% of total plan assets) at December 31, 2006 and 2005, respectively.

The Company does not anticipate making a contribution to its pension plans during 2007.

Estimated Future Benefit Payments

The following benefit payments are expected to be paid (in thousands):

2007	$ 177
2008	$ 184
2009	$ 204
2010	$ 235
2011	$ 242
Years 2012-2016	$1,926

The Company has a qualified employee benefit plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. Employees can contribute up to 90% of their salary to the plan on a

pre-tax basis and the Company matches 100% of participants' contributions up to the first 6.0% of each participant's salary. The Company's matching contribution charged to operations related to this plan was approximately $3,460,000, $2,641,000 and $2,634,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company and several of its subsidiary banks own life insurance policies to provide for the payment of death benefits related to existing deferred compensation and supplemental income plans maintained for the benefit of the Company's former chief executive officer who retired from the company in 1996 and certain presidents, employees and directors of the Company or its subsidiary banks. The total cash surrender value of such policies at December 31, 2006 and 2005 was $20,813,000 and $20,117,000, respectively. The total liability of the deferred compensation plans at December 31, 2006 and 2005 totaled $4,582,000 and $4,465,000, respectively. The Company recorded expense of $386,000, $353,000 and $304,000 for the years ended December 31, 2006, 2005, and 2004, respectively, for these plans.

One of the Company's subsidiary banks has a deferred compensation plan whereby non-employee directors may elect to have all or a portion of their compensation deferred in cash. Compensation eligible for deferral under the plan was $22,000, $22,000 and $21,000 in 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005, amounts payable under the plan totaled $218,000 and $196,000, respectively.

13. Share Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), Share Based Payment. Alabama National has used a fair value-based method of accounting for share based compensation costs under SFAS No. 123. Accordingly, the adoption of SFAS No.123R on January 1, 2006, did not have a significant impact on Alabama National's financial condition or results of operations. The primary changes are related to disclosures and the treatment of estimated forfeitures of share based payments.

With the adoption of SFAS No. 123R, Alabama National recorded an increase in net earnings based on SFAS No. 123R's requirement to apply an estimated forfeiture rate to unvested awards. Previously, Alabama National recorded forfeitures as incurred. As of January 1, 2006, the impact of adoption decreased salary expense $73,000.

The primary types of share based compensation consist of the performance shares issued pursuant to the Performance Share Plan ("the PSP") and stock options issued pursuant to the 1999 Long Term Incentive Plan ("the LTI Plan").

Stock Options

During 1999, Alabama National adopted the LTI Plan which provides for the award of incentive and non-qualified stock options, stock appreciation rights, restricted stock and performance awards eligible to employees of the Company. The total number of shares reserved for distribution under the plan is 300,000 shares. On January 1, 2000, Alabama National granted 160,500 non-qualified stock options, which vested over a sixty month period. As of December 31, 2004, these options were fully vested. During 2006, 2005 and 2004, the Company did not grant any stock options. Total compensation expense recorded for the stock option plans was $0, $0 and $126,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, 158,000 shares remain available for distribution under the LTI Plan. Alabama National has not issued any additional share based compensation under the LTI Plan.

In addition to the stock options Alabama National issued in 2000, the Company has assumed various stock option plans of acquired companies. All of the stock options under these assumed plans became fully vested at the time of the acquisition. No additional stock options may be awarded under any of the assumed plans.

A summary of the status of the Company's stock options as of December 31, 2006 is presented below:

	2006	
	Shares	Weighted Average Exercise Price
Outstanding, January 1	200,182	$ 21.39
Expired	(7,037)	21.62
Assumed in business combinations	69,127	14.79
Exercised	(71,994)	17.55
Outstanding, December 31	190,278	$ 20.44
Options exercisable, December 31	190,278	$ 20.44
Aggregate intrinsic value		$9,188,728
Aggregate intrinsic value of options exercised		$3,631,000

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding		
Exercise Price	Number Outstanding	Remaining Contractual Life	Options Exercisable
$9.49	4,748	May 2010	4,748
$12.91	11,594	July 2012	11,594
$15.10	9,895	November 2009	9,895
$15.60	2,184	September 2009	2,184
$16.61	132	March 2012	132
$17.31	30,935	July 2014	30,935
$17.78	1,649	December 2009	1,649
$18.12	10,597	September 2012	10,597
$18.88	68,900	December 2010	68,900
$20.76	7,010	December 2010	7,010
$24.60	8,513	February 2012	8,513
$26.32	1,368	January 2015	1,368
$27.05	10,349	April 2012	10,349
$34.79	20,052	January 2013	20,052
$35.08	2,352	August 2013	2,352
	190,278		190,278

At December 31, 2006, the average weighted life of outstanding stock options was 5.1 years.

Performance Shares

Alabama National sponsors the PSP to offer long-term incentives in addition to current compensation to certain employees of the Company. The PSP is governed by Alabama National's Compensation Committee, which may prescribe different criteria for different participants in the PSP. Such criteria may be expressed in terms of (i) the growth in net income per share during the award period, (ii) return on average equity in comparison with other banks and bank holding companies during the award period, (iii) growth in stockholders' equity per share or tangible stockholders' equity per share, or (iv) other reasonable bases. The vesting period is generally four years. Under the PSP 800,000 shares of common stock have been reserved for issuance and at December 31, 2006, approximately 634,806 shares are available to be issued.

The fair value of grants under the PSP is based on the market value of the Company's stock on the grant-date and the total number of shares expected to be issued. The following table presents a summary of the status of nonvested performance share grants and changes during the year ended December 31, 2006:

	Shares	Weighted Average Grant-Date Fair Value
Nonvested shares at December 31, 2005	144,836	$50.86
Granted	37,470	64.76
Awarded	(23,855)	33.33
Forfeited	(2,100)	54.73
Performance adjustment	(24,228)	49.14
Nonvested shares at December 31, 2006	132,123	$58.22

The number of shares presented in the table above is based on the expected share payout using current performance measurements. The actual share payout may differ from the amount presented above. As of December 31, 2006, there was approximately $3.7 million of unrecognized compensation cost related to nonvested PSP awards. That cost is expected to be recognized over a weighted average period of 2.1 years. Compensation expense related to the PSP for years ended December 31, 2006, 2005 and 2004 was $956,000, $1,714,000 and $1,235,000, respectively. Tax benefits related to PSP compensation totaled $363,000, $651,000 and $469,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

In accordance with the terms of the PSP, a base grant of 31,705, 33,050 and 41,300 shares (net of forfeitures) was made in each of the years ended December 31, 2006, 2005 and 2004, respectively. The market value per share was $64.76, $64.74 and $52.31 at each grant date for the years ended December 31, 2006, 2005 and 2004, respectively. During the years ended December 31, 2006, 2005, and 2004, 23,855, 29,030 and 25,906 shares, respectively, were awarded to participants. At December 31, 2006, outstanding awards of expected and maximum payouts were 132,123 and 175,588 shares, respectively. During 2006 PSP shares with a fair market value of $1,616,000 were awarded to plan participants.

The Company continuously updates its estimate of the total number of shares that will be issued related to each PSP grant based on the Company's actual performance compared to the performance metrics of the PSP. As a result of this evaluation, the Company reduced the expected shares to be awarded by 24,228 shares during the year ended December 31, 2006.

Alabama National recognized an excess windfall tax benefit of $2,481,000 and $362,000 related to the payment of stock-based compensation during years ended December 31, 2006 and 2005, respectively.

Alabama National received $518,000 and $805,000 during the years ended 2006 and 2005, respectively, for the exercise of stock options.

Other Share-based Awards

Additionally, the Company and three of its subsidiary banks maintain deferral of compensation plans for certain directors who are not employees of the Company or its subsidiary banks. Under the plans, non-employee directors may choose to have all or part of the cash and/or stock equivalents they would normally receive as director fee compensation deferred for future payment, at such time and in such manner that the directors specify at the time of the election, so long as any pay out period does not exceed ten years. The cash portion of the deferral of compensation account earns interest at a rate which approximates the Company's short-term borrowing rate. As of December 31, 2006 and 2005, there were no deferred cash payments under directors deferral of compensation plans. Dividends earned on stock equivalent portions are credited to the deferral of compensation account in the form of additional stock equivalents. At December 31, 2006 and 2005, the amount deferred under the terms of these plans totaled $3,283,000 and $2,953,000, respectively. For the years ending December 31, 2006, 2005 and 2004, approximately $411,000, $375,000 and $333,000, respectively, was expensed under these plans.

During 2000, the Company adopted a separate Performance Share Plan to provide long-term incentives to non-employee directors of a subsidiary bank (the 2000 Subsidiary PSP) and made a base grant of 20,000 shares, with a market value per share of $19.22 to vest over a sixty-four month period. The actual number of shares distributed during fiscal 2006 was 25,000 shares. Since the shares were fully vested as of December 31, 2005, no expense was recorded during 2006. Expense recorded for the 2000 Subsidiary PSP was $90,000 for each of the years ended December 31, 2005 and 2004.

14. Income Taxes

The components of the provision for income taxes consist of the following for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Current			
Federal	$43,092	$37,319	$25,005
State	4,038	3,510	2,322
Total current expense	47,130	40,829	27,327
Deferred			
Federal	(4,482)	(5,301)	679
State	(653)	(726)	116
Total deferred (benefit) expense	(5,135)	(6,027)	795
Total provision for income taxes	$41,995	$34,802	$28,122

Temporary differences and carryforwards which give rise to a significant portion of the Company's deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005
Deferred tax assets		
Allowance for loan and lease losses	$25,249	$20,456
Net operating loss	968	1,266
Deferred compensation	5,014	4,034
Net unrealized losses on securities	3,637	4,835
Loan fees	3,275	2,147
Other	1,907	1,392
Total deferred tax assets	40,050	34,130
Deferred tax liabilities:		
Depreciation	5,129	5,928
Leasing	11,186	13,302
Intangibles and purchase accounting adjustments	2,510	1,601
Other	1,357	1,318
Total deferred tax liabilities	20,182	22,149
Net deferred tax (liabilities) assets	$19,868	$11,981

The Company did not establish a valuation allowance related to the net deferred tax asset recorded at December 31, 2006 and 2005 due to taxes paid within the carryback period being sufficient to offset future deductions resulting from the reversal of these temporary differences.

Total provision for income taxes differs from the amount which would be provided by applying the statutory federal income tax rate of 35% to pretax earnings as illustrated below for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Provision for income taxes at statutory federal income tax rate	$42,634	$35,516	$28,968
Increase (decrease) resulting from			
State income taxes, net of federal income tax benefit	2,200	1,810	1,585
Tax exempt income	(2,849)	(2,094)	(1,951)
Income tax credits	(691)	(861)	(861)
Other, net	701	431	381
Total provision for income taxes	$41,995	$34,802	$28,122

For federal income tax purposes, one of the Company's subsidiaries has a net operating loss carryforward totaling $2,779,000 and $3,655,000 at December 31, 2006 and 2005, respectively, which will expire beginning in 2018.

15. Noninterest Expense

The following table sets forth, for the years ended December 31, 2006, 2005 and 2004, the principal components of noninterest expense (in thousands):

	2006	2005	2004
Salaries and employee benefits	$ 96,717	$ 85,402	$ 74,983
Commission based compensation	17,961	15,458	17,500
Occupancy and equipment expense, net	20,656	17,653	15,488
Amortization of identifiable intangibles	4,911	3,189	3,034
Travel and entertainment	2,832	2,303	1,926
Advertising	3,855	3,308	2,436
Banking assessments and charges	2,615	2,429	2,183
Data processing expenses	3,332	2,751	2,615
Legal and professional fees	4,527	5,400	5,235
Noncredit losses	298	740	940
Postage and courier services	3,373	3,060	2,893
Supplies and printing	3,316	2,922	2,813
Telephone	2,571	2,355	2,183
Electronic banking expenses	4,560	3,571	2,961
Software expense	2,706	2,335	2,025
Commercial insurance	1,415	1,057	1,207
Directors fees	1,392	1,176	1,083
Business licenses and other taxes	1,011	920	1,013
Other	7,146	6,451	5,804
Total noninterest expense	$185,194	$162,480	$148,322

16. Earnings Per Share

The following table reflects the reconciliation of the basic EPS computation to the diluted EPS computation (in thousands, except per share data):

	Year Ended December 31		
	2006	2005	2004
Basic Earnings Per Share			
Net income available to common shareholders	$79,816	$66,673	$54,644
Weighted average basic common shares outstanding	18,942	17,216	15,848
Basic Earnings Per Share	$ 4.21	$ 3.87	$ 3.45
Diluted Earnings Per Share			
Net income available to common shareholders	$79,816	$66,673	$54,644
Weighted average common shares outstanding	18,942	17,216	15,848
Effect of dilutive securities	205	229	252
Weighted average diluted common shares outstanding	19,147	17,445	16,100
Diluted Earnings Per Share	$ 4.17	$ 3.82	$ 3.39

17. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash, Due From Banks, Interest-Bearing Cash Balances, and Federal Funds Sold
Due to the short-term nature of these assets, the carrying amount is a reasonable estimate of fair value.

Investment, Available for Sale, and Trading Securities
Fair value is based on quoted market prices or dealer quotes.

Loans
The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits
The amount payable on demand at the reporting date is a reasonable estimate of fair value due to the short-term nature of demand deposit, savings accounts, and certain money market deposit liabilities. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased and Short-Term Borrowings
The carrying amount is a reasonable estimate of fair value.

Long-Term Debt
The fair value of the Company's fixed rate borrowings are estimated using discounted cash flows, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of the Company's variable rate borrowings approximates their fair values.

The estimated fair values of financial instruments at December 31, 2006 and 2005 are as follows (in thousands):

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and due from banks	$ 200,209	$ 200,209	$ 189,256	$ 189,256
Interest-bearing deposits in other banks	$ 16,350	$ 16,350	$ 19,428	$ 19,428
Federal funds sold and securities purchased under agreements to resell	$ 89,865	$ 89,865	$ 70,472	$ 70,472
Investment securities and securities available for sale	$1,265,774	$1,254,828	$1,136,487	$1,121,758
Trading securities	$ 532	$ 532	$ 402	$ 402
Loans	$5,483,788	$5,444,773	$4,159,035	$4,089,655
Financial liabilities				
Deposits	$5,567,603	$5,564,147	$4,343,264	$4,330,309
Federal funds purchased; securities sold under agreements to resell; and treasury, tax, and loan account	$ 627,297	$ 627,297	$ 545,337	$ 545,337
Short-term borrowings	$ 161,830	$ 161,830	$ 34,700	$ 34,700
Long-term debt	$ 402,399	$ 403,728	$ 369,246	$ 368,495

18. Parent Company

The condensed financial information of the parent company only as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004 is presented as follows (in thousands):

	2006	2005
Balance Sheets		
Assets		
Cash*	$ 2,682	$ 7,807
Securities available for sale	527	289
Investments in subsidiaries*	643,571	514,319
Goodwill	264,088	97,883
Other intangible assets	229	291
Other assets	26,417	14,582
Total assets	$937,514	$635,171
Liabilities and stockholders' equity		
Accounts payable	$ 4,238	$ 9,534
Accrued interest payable	432	148
Short-term borrowings	15,800	—
Long-term debt	63,421	53,610
Total liabilities	83,891	63,292
Stockholders' equity		
Common stock	20,562	17,124
Additional paid-in capital	573,756	347,434
Retained earnings	266,668	216,144
Accumulated other comprehensive income, net of taxes	(7,363)	(8,823)
Total stockholders' equity	853,623	571,879
Total liabilities and stockholders' equity	$937,514	$635,171

* Eliminated in consolidation

	2006	2005	2004
Statements of Income			
Income			
Dividends from subsidiaries*	$53,250	$29,122	$19,430
Other	156	131	83
Total income	53,406	29,253	19,513
Expenses			
Interest expense	6,270	3,759	2,774
Other expenses	6,368	9,372	6,732
Total expenses	12,638	13,131	9,506
Income before equity in undistributed earnings of subsidiaries and taxes	40,768	16,122	10,007
Equity in undistributed earnings of subsidiaries*	34,680	45,862	41,254
Income before income taxes	75,448	61,984	51,261
Income tax benefit	(4,368)	(4,689)	(3,383)
Net income	$79,816	$66,673	$54,644

* Eliminated in consolidation

	2006	2005	2004
Statements of Cash Flows			
Cash flows from operating activities:			
Net income	$ 79,816	$ 66,673	$ 54,644
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization and depreciation expense	490	454	448
Equity in undistributed earnings of subsidiaries	(34,680)	(45,862)	(41,254)
Deferred tax benefit	(89)	(88)	(210)
Stock based compensation	1,428	2,229	1,784
Increase (decrease) in other assets and liabilities	(12,939)	2,399	213
Net cash provided by operating activities	34,026	25,805	15,625
Cash flows from investing activities			
Additional investment in subsidiaries	(14,250)	(1,000)	(40,800)
Decrease in loans	—	(325)	—
Net cash paid in business combinations	(16,349)	—	(1,219)
Purchases of fixed assets	(33)	—	(2,388)
Other	(238)	(200)	—
Net cash used in investing activities	(30,870)	(1,525)	(44,407)
Cash flows from financing activities:			
Dividends paid on common stock	(28,126)	(23,038)	(20,235)
Net (decrease) increase in borrowings	16,336	(500)	(1,150)
Net proceeds from underwritten public offering, net	—	—	49,673
Excess tax benefits from share-based compensation	2,481	—	—
Other	1,028	101	2,438
Net cash used in financing activities	(8,281)	(23,437)	30,726
Net increase (decrease) in cash	(5,125)	843	1,944
Cash, beginning of year	7,807	6,964	5,020
Cash, end of year	$ 2,682	$ 7,807	$ 6,964

* Eliminated in consolidation

19. Regulatory

The subsidiary banks are required by law to maintain reserves in cash or deposits with the Federal Reserve Bank or other banks. At December 31, 2006, the required reserves totaled $23,184,000.

At December 31, 2006 and 2005, securities with carrying values of $500,476,000 and $440,853,000, respectively, were pledged to secure U.S. government deposits and other public funds for purposes as required or permitted by law.

The Company has a policy of collecting amounts from its subsidiaries sufficient to cover expenses of the Company and to service Company debt. Such amounts have been received in the form of dividends declared by the subsidiaries. Payment of dividends is subject to the financial condition of the subsidiaries and the Company's judgment as to the desirability of utilizing alternative sources of funds. The payment of

dividends by the subsidiary banks is also subject to various regulatory requirements. At December 31, 2006, $112,855,000 of the retained earnings of the subsidiary banks are available for payment of dividends to the Company under the various regulatory requirements, without special approval from the applicable regulators.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's financial condition and operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total qualifying capital and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Federal Reserve Bank categorized the Company's subsidiary banks as well capitalized under the regulatory framework for prompt corrective action, except for Peachtree Bank which is categorized as adequately capitalized at December 31, 2006. To be categorized as well capitalized the subsidiary banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed an institution's category, except for the Company has injected capital in Peachtree Bank during February 2007 to make Peachtree Bank well capitalized.

At December 31, 2006, the regulatory capital ratios of the Company's subsidiary banks, except for Peachtree Bank, exceeded the minimum ratios required for well-capitalized banks as defined by federal banking regulators. To be categorized as well-capitalized, the Company's subsidiary banks must maintain minimum Total Qualifying Capital, Tier I Capital and leverage ratios of at least 10%, 6% and 5%, respectively.

The actual capital amounts and ratios of the Company, First American Bank and Indian River National Bank (the Company's two most significant subsidiaries) at December 31, 2006 and 2005 are presented in the table below (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total qualifying capital (to risk-weighted assets)						
Alabama National BanCorporation	$644,373	10.98%	$469,489	8.00%		
First American Bank	$256,202	11.21%	$182,838	8.00%	$228,548	10.00%
Indian River National Bank	$ 63,976	11.72%	$ 43,670	8.00%	$ 54,587	10.00%
Tier I capital (to risk-weighted assets)						
Alabama National BanCorporation	$576,127	9.82%	$234,675	4.00%		
First American Bank	$230,255	10.07%	$ 91,462	4.00%	$137,193	6.00%
Indian River National Bank	$ 57,860	10.60%	$ 21,834	4.00%	$ 32,751	6.00%
Tier I capital (to average assets)						
Alabama National BanCorporation	$576,127	7.95%	$289,875	4.00%		
First American Bank	$230,255	7.84%	$117,477	4.00%	$146,846	5.00%
Indian River National Bank	$ 57,860	7.36%	$ 31,446	4.00%	$ 39,307	5.00%
As of December 31, 2005:						
Total qualifying capital (to risk-weighted assets)						
Alabama National BanCorporation	$528,352	12.10%	$349,324	8.00%		
First American Bank	$248,195	11.88%	$167,135	8.00%	$208,918	10.00%
Indian River National Bank	$ 65,281	13.10%	$ 39,866	8.00%	$ 49,833	10.00%
Tier I capital (to risk-weighted assets)						
Alabama National BanCorporation	$475,535	10.89%	$174,336	4.00%		
First American Bank	$223,248	10.69%	$ 83,535	4.00%	$125,303	6.00%
Indian River National Bank	$ 59,587	11.96%	$ 19,929	4.00%	$ 29,893	6.00%
Tier I capital (to average assets)						
Alabama National BanCorporation	$475,535	8.29%	$229,450	4.00%		
First American Bank	$223,248	8.15%	$109,570	4.00%	$136,962	5.00%
Indian River National Bank	$ 59,587	7.98%	$ 29,868	4.00%	$ 37,335	5.00%

20. Segment Reporting

In addition to traditional commercial and consumer retail banking products, the Company offers residential mortgage lending services, commercial mortgage banking services, investment services, wealth management services and insurance services to its customers. The wealth management division includes a full service broker-dealer operation and also manages the assets and provides custodial, investment management, and trust services for both institutional and individual customers located primarily in the Birmingham, Alabama market. The residential mortgage lending division makes home loans to individuals

throughout the markets served by the Company. The majority of the loans made are sold to corporate investors, who also service the loans. The commercial mortgage banking division acts as a broker to arrange permanent long-term financing for primarily real estate transactions. In addition to the broker fee earned, the division also services many of the loans and earns servicing fee revenue. The investment services division sells fixed income securities and provides trading services to both individual and corporate customers. The insurance division offers a full line of insurance products including life, and property and casualty insurance to individual and corporate customers primarily in the state of Alabama. These five divisions, along with the commercial and retail banking division, are considered the Company's reportable segments for financial disclosure purposes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that certain overhead expenses are not allocated among the segments. Additionally, the fixed assets utilized by the various divisions are not separately identified by management. Accordingly, the results of operations for the residential mortgage lending, commercial mortgage banking, investment services, wealth management, and insurance segments are not indicative of the results which would be achieved if each of the segments were a separate company. Intersegment transactions are accounted for at fair market value.

The development and application of these methodologies is a dynamic process. In addition, unlike financial accounting, there is no authoritative literature for management accounting similar to generally accepted accounting principles. Consequently, reported results are not necessarily comparable with those presented by other financial institutions.

The Company's reportable segments represent the distinct major product lines the Company offers and are viewed separately for strategic planning purposes by management. The following table is a reconciliation of the reportable segment revenues, expenses, and profit to the Company's consolidated totals (in thousands):

	Investment Services Division	Wealth Management Division	Retail Mortgage Lending Division(2)	Insurance Division(3)	Commercial Mortgage Banking Division(4)	Retail and Commercial Banking	Corporate Overhead(1)	Elimination Entries	Total
Year ended December 31, 2006:									
Interest income	$ —	$ 1,861	$ 1,384	$ 2	$ —	$ 431,003	$ (115)	$(468)	$ 433,667
Interest expense	—	468	930	—	—	192,474	6,155	(468)	199,559
Net interest income	—	1,393	454	2	—	238,529	(6,270)	—	234,108
Provision for loan and lease losses						5,393			5,393
Noninterest income	4,291	21,989	11,834	4,082	2,281	33,657	156		78,290
Noninterest expense	4,987	21,428	10,053	3,627	1,618	136,491	6,990		185,194
Net income before taxes	$ (696)	$ 1,954	$ 2,235	$ 457	$ 663	$ 130,302	$(13,104)	$ —	$ 121,811
Total assets	$ 2,101	$36,332	$28,606	$4,483	$4,221	$7,578,013	$ 17,518	$ —	$7,671,274
Year ended December 31, 2005:									
Interest income	$ —	$ 1,486	$ 1,238	$ 4	$ —	$ 306,890	$ (115)	$(243)	$ 309,260
Interest expense	—	242	550	1		105,219	3,644	(243)	109,413
Net interest income	—	1,244	688	3	—	201,671	(3,759)	—	199,847
Provision for loan and lease losses	—					7,615	—	—	7,615
Noninterest income	4,210	19,220	13,673	3,549	525	30,940	131	—	72,248
Noninterest expense	4,852	17,946	9,720	3,352	332	117,238	9,372	—	162,812
Net income before taxes	$ (642)	$ 2,518	$ 4,641	$ 200	$ 193	$ 107,758	$(13,000)	$ —	$ 101,668
Total assets	$ 7,310	$41,006	$16,517	$4,234	$6,760	$5,844,306	$ 11,540	$ —	$5,931,673
Year ended December 31, 2004:									
Interest income	$ —	$ 1,109	$ 1,053	$ 2	$ —	$ 227,243	$ (115)	$(106)	$ 229,186
Interest expense	—	105	294	1		62,981	2,659	(106)	65,934
Net interest income	—	1,004	759	1		164,262	(2,774)	—	163,252
Provision for loan and lease losses						4,949			4,949
Noninterest income	11,652	16,863	12,398	3,711		28,078	83	—	72,785
Noninterest expense	8,998	15,907	8,858	3,641		104,186	6,732	—	148,322
Net income before	$ 2,654	$ 1,960	$ 4,299	$ 71	$ —	$ 83,205	$ (9,423)	$ —	$ 82,766
Total assets	$ 2,986	$28,786	$22,783	$3,633	$ —	$5,246,124	$ 11,557	$ —	$5,315,869

(1) Corporate overhead is comprised primarily of compensation and benefits for certain members of management, merger related costs, interest on parent company debt, amortization of intangibles and other expenses.

(2) Mortgage lending includes allocated intercompany income totaling $844,000, $1,151,000 and $832,000 at December 31, 2006, 2005, and 2004, respectively.

(3) Noninterest income for the years ended December 31, 2006 and 2004, includes $35,000 and $107,000, respectively, of revenue other than insurance commissions.

(4) The Company acquired the commercial mortgage banking division in September 2005.

21. Related Party Transactions

In addition to the previously disclosed related party transactions (Notes 5, 8, 10 and 11), the Company received trust and money management fees from related parties of approximately $1,341,000 in 2006, $479,000 in 2005, and $457,000 in 2004.

22. Treasury Stock Repurchase Plan

The active stock repurchase plan for 2005 expired on December 31, 2005 and was not renewed by the Board of Directors during 2006. During the years ended December 31, 2005 and 2004, the Board of Directors of the Company authorized the repurchase of up to 300,000 shares of its common stock. The Company did not purchase any shares during the years ended December 31, 2005 and 2004.

Alabama National BanCorporation
1927 1st Avenue North
Birmingham, AL 35203
www.alabamanational.com
205.583.3600

END